
11007463




Leap
Frog

2010 Annual Report






Hannah


Leap
Frog

Share breakthrough
learning moments.






Dear Fellow Shareholders:

2010 was a pivotal year for LeapFrog. After several years of sales declines and losses, LeapFrog achieved significant sales growth and, importantly, returned to profitability. This was a result of solid execution against multi-year initiatives focused on reinventing our product portfolio, developing a compelling connected strategy, improving our processes, and dramatically reducing our cost structure.

In 2010, net sales increased 14 percent, our fastest growth since 2003. Our performance was strong globally, with net sales up 12 percent in the U.S. segment and up 20 percent in the international segment. We reignited international growth and extended our reach in current markets by building our brand, launching innovative new products, localizing more content, and expanding our online capabilities.

Our retail performance, as measured by retail point-of-sale dollars[1] (POS), was strong, increasing eight percent in the United States—quadruple what The NPD Group, Inc. estimates for the growth rate of the U.S. toy industry in 2010. Our POS growth translated into a four-point market share gain in the U.S. electronic learning toy category[2], and our POS growth outside of the U.S. was even greater.

At the same time, we improved our cost structure as we reduced our selling, general, and administrative spending by an additional seven percent compared to 2009. Most importantly, we achieved profitability for the first time in five years and are now poised for future cash flow and earnings growth.

The growth we achieved this past year was attributed to our strong product portfolio, innovative product introductions, and our unique Learning Path connected strategy.

Our product portfolio offers learning solutions through play for children ages six months to nine years. LeapFrog's products teach important skills to help children get ready for and succeed in school. Designed to inspire children with a lifelong love of learning and reading, our products are beloved by parents for their rich educational content, engaging entertainment, and exceptional quality, making LeapFrog the leading brand in children's educational toys.

Additionally, our products connect to our proprietary online Learning Path system which provides parents with personalized learning feedback and children with richer interactive learning experiences. Our Learning Path ecosystem is at the center of our growth strategy. This strategic asset provides the ability to interact directly with our customers, understand their needs and behaviors, and analyze usage trends, all to discover ways to help children learn more effectively. Millions of parents are connected to our Learning Path ecosystem, and we are able to provide them customized feedback on their children's learning progress as well as offer personalized product recommendations for next-stage products or additional content to broaden their curriculum.

Our commitment to innovation, education, entertainment, and product excellence, further strengthened our product portfolio and Learning Path capabilities in 2010:

- **Leapster Explorer™ launched in July 2010 and has evolved into a significant platform.** This powerful and innovative mobile learning system has a color touch screen, serves as both a game system and an e-Book reader, and offers an add-on camera and video feature. Leapster Explorer offers a wide variety of content, such as games, e-Books, videos, flash cards, and an interactive globe. It also features a large library of digital app content that enriches the product experience of our customers, drives connections, and further builds our digital content and distribution capabilities. Leapster Explorer was a top seller throughout the 2010 holidays and was recently awarded the *Educational Toy of the Year Award* from the Toy Industry Association, Inc. (TIA).

[1] Please see Retail Point-of-Sale Dollars below for an explanation of this operating metric.
[2] Based on data provided by The NPD Group, Inc.

- **We introduced new content on many new subjects and in new form factors.** We expanded our content in interactive reading and mobile learning well beyond the traditional ABCs and 1-2-3's to include a wide variety of subjects such as science, geo-literacy, languages, music, and social studies. We also offered unique form factors such as interactive maps of the U.S. and the world for Tag as well as e-Books and digital apps for Leapster Explorer.
- **We launched 12 new stand-alone learning toys in our biggest ever learning toy launch.** Most important was My Own Leaptop™, a strategic and connected product that introduced consumers to our Learning Path ecosystem. My Own Leaptop was awarded the *Infant/Toddler Toy of the Year Award* from the TIA.
- **We expanded our Learning Path connections beyond just parents.** Now grandparents, aunts, uncles, friends, and anyone committed to a child's development can participate in this connected learning experience.

2011 and Beyond

As we look ahead, LeapFrog has a great platform for growth. Our strategy and core competencies are aligned with today's trends in children's technology, learning, and entertainment. With our culture of innovation, education, entertainment, and product excellence, we will continue to strengthen our already robust product portfolio and leading brand, expand our Learning Path reach and capabilities, and further extend our presence internationally. Importantly, we will continue to focus our efforts on driving higher operating margins through increased content sales, improved product costs, and the leveraging of our efficient operating structure. These initiatives will be driven by our proven and talented team that has a passion for developing products that educate and entertain children while also creating value for our stakeholders.

Making learning fun is central to what we do and who we are. LeapFrog was built on a heritage of creating fun interactive products with strong educational credibility. Every platform, toy, book, game, and piece of content we make is designed to ***Educate*** (by teaching curriculum fundamentals), ***Enlighten*** (by illuminating the way), and ***Entertain*** (by being fun, engaging, and stimulating). Our ability to create these *unique LeapFrog Experiences* is what makes us a favorite brand among parents and children.

Our products are designed to create *Aha!* learning moments that produce joy for children and a sense of pride for their parents. We recognize that parents are at the heart of the exponential growth in social networking, and they love to share the joy of their children's breakthrough learning moments with family and friends. All of our product and content innovations are directed toward the goal of helping children have more *winning moments* and providing parents the opportunity to celebrate their children's successes, including the ability to post their children's creations and learning successes on popular social networking sites.

In 2011 and beyond, we will continue to build our product portfolio with the global launch of innovative new platforms, content, and toys that are aligned with cutting-edge trends in technology, education, and entertainment. Some of the innovation that we'll be introducing in 2011 includes:

- **LeapPad Explorer™, a breakthrough, multifunctional learning tablet** that introduces the next generation of learning, digital reading, and personal creativity for children ages four and up. LeapPad Explorer is like an adult tablet but with endless fun experiences for kids that can ignite their imaginations and learning while also handling rough-and-tumble play. LeapPad Explorer will have a brilliant five-inch color touch screen, offer more than 100 learning games, videos, e-Books, and flash card sets, and have a built-in camera, video recorder, microphone, story studio, art studio, and creativity center.
- **Propriety LeapFrog Character Content**—We recognize the value of owned content and the ability it provides to support multiple platforms, including our own learning platforms and the massive smart phone and tablet markets. Over the last several years, we have built popular character brands in the LeapFrog portfolio including Scout, Violet, Mr. Pencil™, Pet Pals, and our frog characters. In 2011, we will offer our character content across multiple platforms. Our character portfolio will also expand with the launch of

LeapSchool™ for the Leapster Explorer and LeapPad Explorer platforms. LeapSchool will feature a diverse set of student characters with a wide variety of interests, who empower boys and girls to learn about many subjects at the "coolest school in the world."

- **Digital Content**—We believe that there is a significant opportunity in downloadable "snackable" digital content. We have experienced this with our Leaplet® app business and see the opportunity beyond our platforms, specifically in the smart phone and tablet platforms. We are therefore expanding our downloadable learning apps library from 26 apps in 2010 to approximately 80 apps in 2011. While the majority of these apps will initially be for LeapFrog's platforms, some of the apps will be designed for smart phones and tablets and will be integrated with our Learning Path ecosystem. We believe that LeapFrog has a strong advantage in the digital app world given our leading brand, educational curriculum and credibility, and Learning Path ecosystem.
- **Learning Path Ecosystem 2.0**—We will continue to invest in our core strategic asset, the Learning Path, and further develop our global capabilities to connect with parents as well as extended family and friends. Many of our products will be developed to enable the millions of parents connected to our Learning Path system to share their children's creations and breakthrough learning moments through social media, further building our brand reach. We will also introduce more products intended to drive connections to our Learning Path, such as the stand-alone learning toy My Own Story Time Pad, which provides a personalized preschool e-reader experience filled with learning apps; the new tablet LeapPad Explorer; and new content, including more downloadable apps, for our interactive reading and mobile learning lines.

Our initiatives will be driven by LeapFrog's strong and proven team, which is now led by John Barbour, who joined us in March 2011 as our new chief executive officer. John has a proven track record of success in building global consumer and Internet businesses for traditional retail, online retailing, mobile gaming, and branded toy companies. John brings in-depth experience in successfully navigating through the fast changing retail, consumer product, and technology environments. We believe John's leadership and knowledge will take LeapFrog to the next level.

We are excited about our future opportunities and believe LeapFrog will continue to provide many more fun, life-changing learning solutions for children while also creating great value for our business partners and shareholders.

Sincerely,



William B. Chiasson
Chairman
April 20, 2011

This letter to stockholders contains forward-looking statements, including statements about future financial results, anticipated product launches, and the anticipated effects of current strategies on our business. Please see the special note on forward-looking statements on page i of the enclosed LeapFrog Enterprises, Inc. 2010 Annual Report on Form 10-K.

Description of Retail Point-of-Sale Dollars

Retail point-of-sale, or POS, dollars is a non-audited operating metric that represents a measure of U.S. retailers' sales of LeapFrog products to consumers. Retail point-of-sale dollars differs significantly from LeapFrog's reported net sales, which reflect all products sold by LeapFrog to its retailer customers in all markets and also includes other sources of revenue. The point-of-sale data, based on retail prices, is provided to LeapFrog by retailers and also includes sales through online retailers and our online retail store at LeapFrog.com. LeapFrog believes this represents approximately 95% of our U.S. retailers' dollar sales of LeapFrog products to consumers, based on historical shipments by us to such retailers. LeapFrog management uses point-of-sale data to evaluate the retail channel sales environment and develop net sales forecasts. Results for full year retail point-of-sale dollars are for the 52-weeks ended January 1, 2011 and the 52-weeks ended January 2, 2010.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-31396

LeapFrog Enterprises, Inc.


LeapFrog®

(Exact name of registrant as specified in its charter)

DELAWARE **(State of incorporation)**	**95-4652013** **(I.R.S. Employer Identification No.)**
6401 Hollis Street, Emeryville, California **(Address of principal executive offices)**	**94608-1089** **(Zip code)**

510-420-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2010 calculated using the closing market price as of that day, was approximately $103.6 million. Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding voting power of the registrant's common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of June 30, 2010. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of February 17, 2011, was 46,022,928 and 18,748,737 respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this report on Form 10-K portions of its definitive Proxy Statement for the 2010 Annual Meeting of Stockholders, to be filed with the Commission.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the sections entitled "Item 1-Business," "Item 1A-Risk Factors," and "Item 7-Management's Discussion and Analysis of Financial Condition and Result of Operations," contains forward-looking statements, including statements regarding, the effects of global economic conditions on our business, our expectations for sales trends, margins, profitability, liquidity, expenses, inventory or cash balances, capital expenditures, cash flows, or other measures of financial performance in future periods, future products and services we may offer, anticipated competitive benefits of our strategy or of current or future products or services, and the effects of strategic actions on future financial performance. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or the timing of events to differ materially from those expressed or implied by such forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of this Form 10-K and those found elsewhere in this Form 10-K. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or the timing of any events. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

SPECIAL NOTE ON FISCAL PERIOD DATES

This report on Form 10-K presents information regarding LeapFrog's performance during the fiscal years ended December 31, 2006, through the fiscal year ended December 31, 2010, as well as future financial obligations for the fiscal years ending December 31, 2011 through the fiscal year ending December 31, 2017. At the beginning of each Part of this report, and in all Tables, we remind the reader that our fiscal year ends December 31. Otherwise, we refer to each fiscal year as the year, for example: "2010" refers to the fiscal year ended December 31, 2010.

SPECIAL NOTE ON FINANCIALS

Unless otherwise noted all financial information is presented in thousands except for per share data and percentages.

TRADEMARKS AND SERVICE MARKS

ALPHABET PAL, CLICKSTART, the ClickStart logo, COUNTING CANDLES, CRAMMER, DIDJ, Didj (stylized), the Didj logos, FLY, the Fly logo, FLY FUSION, the Fly Fusion logo, FRIDGE PHONICS, FRIDGE FARM, LEAP, LEAPFROG, the LeapFrog logos, the LeapFrog Connect logo, the LeapFrog Learning Path logo, the LeapFrog School logo, LEAPLET, LEAPPAD, LEAPSTER, the Leapster2 logo, LEAPSTER EXPLORER, the Leapster Explorer logo, LEAPTRACK, LEAPWORLD, the LeapWorld logo, LEARN & GROOVE, LEARNING FRIEND, LEARNING FRIEND TAD, LITTLE LEAPS, LITTLETOUCH, MY OWN LEAPTOP, ODYSSEY, SEE THE LEARNING, TAG, the Tag logo, the Tag Junior logo, the Tag School logo, and WORD WHAMMER are some of our trademarks or service marks. This report on Form 10-K also includes other trademarks and service marks, as well as trade dress and trade names of ours. Other trademarks in this report on Form 10-K are the property of their respective owners.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

LeapFrog ("LeapFrog" or "we"), founded in 1995 and incorporated in 1997 in the State of Delaware, designs, develops and markets a family of innovative technology-based learning platforms, related proprietary content and learning toys, primarily for infants and for children through age nine, both at home and in schools around the world. Our product portfolio consists of learning toys, interactive reading systems, mobile learning systems, and software-based book and game content. We have developed a number of learning platforms, including the Leapster family of mobile learning systems, and Tag and Tag Junior reading systems, which support a broad library of software titles. These and others of our products connect to our proprietary online LeapFrog Learning Path (the "Learning Path"), which provides parents with personalized learning feedback and children with richer interactive learning experiences. We have created more than 400 interactive software titles for our platforms, covering subjects such as phonics, reading, writing, and math. Our products are available in five languages (including Queen's English) and are sold globally through retailers, distributors, directly to consumers via the leapfrog.com web-store, and directly to schools.

Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, Chief Executive Officer ("CEO") of Oracle Corporation, holds a majority of the voting power of our outstanding stock. LeapFrog is headquartered in Emeryville, California.

Business Overview

Following the 2008 global recession, our 2009 net sales, particularly during the first three quarters, were adversely impacted by high retail inventory levels. We employed several strategies in 2009 in response to the adverse economic climate including: increased use of discount and promotion programs, tight inventory production management, the launch of several lower priced products and heightened focus on reducing our cost structure. As a result of executing these strategies, retail inventory levels were brought down to appropriate levels by the third quarter of 2009 and our financial performance reflected dramatic improvement with near profitability for the full year. We believe we entered 2010 positioned for success.

Net sales for the first three quarters of 2010 were 27% higher than the same period of 2009, growing 42%, 26% and 23%, for the first, second and third quarters, respectively. The high year-over-year growth rates were partially a result of the high 2008 retail inventory levels that reduced retailer demand for our products in 2009. In addition, we also launched several new products that contributed to the growth of net sales in 2010. Although the fourth quarter of 2010 included a strong start to the holiday season with a successful Black Friday, consumer demand in December softened relative to our expectations and net sales for the quarter ended flat as compared to the same quarter in 2009. The weaker than expected fourth quarter consumer demand resulted in higher retail inventory levels at the end of the year than we had planned, which we expect will affect net sales growth in the first half of 2011.

Overall net sales growth for 2010 was 14% over 2009, largely based on strong acceptance of our newest mobile learning platform, Leapster Explorer. Most importantly, we returned to profitability in 2010 for the first time in five years. Earnings per share improved by $0.12 per share and we believe we are positioned to achieve higher levels of profitability in 2011.

Business Segments and Operations

We organize, operate and assess our business in two primary operating segments: United States ("U.S.") and International. See Note 20—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K for detailed information on our segments and their financial results for the fiscal years ended December 31, 2010, 2009 and 2008.

Overview of Business Segments

The operations of our business segments are described below.

- ***United States:*** The U.S. segment is responsible for the development, design, sales and marketing of electronic educational hardware products, related software and learning toys sold in the United States. We market and sell our products directly to national and regional mass-market and specialty retailers and other retail stores, distributors, and directly through sales representatives. We also sell our products through our online store and other Internet-based channels.

  The U.S. segment represented approximately 80%, 81% and 79% of LeapFrog's consolidated net sales in 2010, 2009 and 2008, respectively. The vast majority of this segment's net sales are to a few large retailers. Sales invoiced to Wal-Mart, Toys "R" Us and Target in aggregate accounted for approximately 65%, 65% and 69% of the segment's gross sales in 2010, 2009 and 2008, respectively. Each of these customers accounted for more than 10% of our consolidated and U.S. segment's gross sales in each of 2010, 2009 and 2008. Accordingly, the loss of any of these three customers would have a material adverse effect on our business.

- ***International:*** The International segment is responsible for the localization, sales and marketing of electronic educational hardware products, related software and learning toys originally developed for the United States that is sold outside of the United States. We have sales offices in Canada, France, Mexico and the United Kingdom. We market and sell our products directly to retailers outside the United States. We also maintain various distribution and marketing arrangements in countries such as Australia, Japan, China, Spain, and Germany among others.

  Our International segment represented approximately 20%, 19% and 21% of our consolidated net sales in 2010, 2009 and 2008, respectively. No single country represented 10% or more of our consolidated net sales in any of those three years. Sales invoiced to Wal-Mart and Toys "R" Us in aggregate accounted for approximately 32%, 25% and 23% of the segment's gross sales in 2010, 2009 and 2008, respectively.

Product Portfolio

Our product portfolio for both of our business segments includes the following:

Interactive Reading Systems:

- Our Tag reading system, introduced worldwide in 2008 and designed for children ages four to eight, is a stylus-based reading system that leverages core technology of optical pattern reading hardware and software. The Tag reading system focuses on fundamental reading skills and offers an extensive library of over 50 interactive software-based books, games and flash cards featuring popular licensed characters such as Disney / Pixar's Toy Story 3, Disney's Tangled and Nickelodeon's Dora the Explorer, as well as internally-developed characters and content including our Learn to Read Series. In 2010, we launched two Tag reading system enabled maps: Tag World Map and Tag United States of America Map. The Tag reading system is web-enabled and connects to the Learning Path.
- Our Tag Junior reading system was introduced worldwide in 2009 and leverages the same core technology as the Tag reading system, but is designed for younger children ages two to four and is intended as an introduction to books and reading. The Tag Junior library includes over 20 titles based on both licensed content, such as Disney Princess and Sesame Street—Big Bird's First Book of Letters, and internally-developed characters and content, including ABC Animal Orchestra and Our Birthday at the Zoo. The Tag Junior reading system is also web-enabled and connects to the Learning Path.

Mobile Learning Systems:

Our mobile learning system products are intended primarily for children ages four to nine years old. These products embed learning skills into action-packed games often featuring well-known licensed content.

- The Leapster mobile learning system was launched in 2003 and is intended for children four to eight years old. The Leapster platform is a handheld device with a multi-directional control pad and a touch-screen enabled by a built-in stylus. During 2008, we introduced the second generation of the Leapster platform, Leapster2; a web-connected version of Leapster that is integrated with the Learning Path.
- During 2010, we introduced Leapster Explorer, our next-generation handheld mobile learning system. Leapster Explorer is also web-connected and provides increased functionality with optional attachments such as a camera, and enables the ability to download a variety of digital content such as games, e-Books, videos and flash cards. Our library of more than 45 Leapster Explorer software titles includes licensed content such as Toy Story 3 and Scooby Doo, as well as internally developed characters and content such as Mr. Pencil and Pet Pals.

Form 10-K

Learning Toys:

Our learning toys are products that help develop fine motor skills and color, sound and letter recognition for infants and children through age five. The products are generally more affordable and simpler to localize for foreign markets than our platform and content suites. Learning toys, because of their low price points and focus on younger children, create customer entry points to our interactive reading and mobile learning product families. Our learning toy strategy centers on products that are designed to "age up" with our child end users.

- Launched in 2009, our Scout collection is a line of learning toys themed around our proprietary Scout puppy dog character. The line includes My Pal Scout and My Pal Violet, customizable, interactive plush puppies intended for children as young as six months old that are web-enabled and connect to the Learning Path. The line also includes Text & Learn, Scribble & Write and Chat & Count for toddlers. In 2010, we also introduced plush soother Twinkle Twinkle Little Scout and My Own Leaptop, a web-enabled customizable laptop.
- Our Fridge Collection was introduced in 2003 and is a line of magnetic learning toys that introduce letter names, letter sounds, spelling, and songs to children ages 12 months and up. The line includes Fridge Phonics Magnetic Alphabet, Fridge Words Magnetic Word Builder, Fridge Farm Magnetic Animal Set, and Fridge Wash & Go Magnetic Vehicle Set.
- Our Learn & Groove Collection features bilingual musical learning toys, including the Learn & Groove Musical Table, Alphabet Drum, Color Play Drum, Music Wand, Counting Maracas and Animal Sounds Guitar. The Learn & Groove Collection was introduced in 2002 and is intended for children ages six months and up.
- We also have a line of products that address basic learning needs and milestones which includes Alphabet Pal, Sing & Spin Alphabet Zoo and Counting Candles Birthday Cake. In 2010, we introduced several new items into this line including: My First Book toy books (also compatible with the Tag Junior reading system), Count & Scan Shopper, Cook & Play Potsy, and Fix & Learn Speedy, among others.

Online Capabilities:

- LeapFrog Learning Path:

  The Learning Path is a web-based service that we introduced in the United States and Canada in 2008 and in the United Kingdom in early 2009. The Learning Path combines our proprietary curriculum and technology with the power of the web to bring new levels of engagement, customization and personalization to LeapFrog products. The Learning Path builds direct one-to-one customer relationships with parents by empowering them with personalized feedback about their children's learning progress and by suggesting specific LeapFrog products that will further develop their children's skills. The Learning Path is a key component of our strategy to build direct relationships with parents, keeping them engaged with us as their children grow.

The core of the Learning Path is an online tool that helps parents track what their children are learning with our web-connected products. Parents are able to "see the learning" and gain personalized insight into their child's learning progress. The Learning Path gives our consumers access to a variety of downloadable content and to online rewards programs that encourage learning. We believe that the Learning Path adds value to all of our connected products and expands our relationships with existing customers by allowing us to provide personalized product recommendations and other relevant information. Many of our products, including the Tag and Tag Junior reading systems, the Leapster2 and Leapster Explorer mobile learning systems, My Pal Scout, My Pal Violet and My Own Leaptop are designed to connect to the Learning Path.

- LeapWorld:

  LeapWorld is an online learning environment for children that enriches the LeapFrog product experience and increases engagement with our products by allowing children to play online games, customize their mobile learning and gaming experiences, access new content, watch trailers for new games and view demonstrations. LeapWorld was introduced on a limited basis in 2009 and more broadly in 2010 and is currently accessible to all registered users of the Leapster2, Leapster Explorer, Tag and Tag Junior platforms.

For information on sales of products that constituted 10% or more of total net sales by segment, see Note 20—*"Segment Reporting"* in our Consolidated Financial Statements included in this Annual Report on Form 10-K.

For more information about the risks associated with our new products, see Part I, Item 1A.—Risk Factors—*"Our business depends on highly changeable consumer preferences and toy trends"* and *"Our growing strategic focus on web-based products and customer relationship management may not yield the returns we expect, and may limit the adoption of our products in some international markets"* in this Annual Report on Form 10-K. All references to risk factors throughout this Annual Report on Form 10-K are to risk factors contained herein.

Competition

Our products compete most directly in the toy industry in the preschool toy and electronic learning aids categories, both in the United States and in select international markets. The educational toy category continues to attract new entrants as well as new innovative products, and competition is significant. We believe the principal methods of competition in our industry are performance, features, quality, brand recognition, price and learning content. We believe our learning toys, interactive reading systems, mobile learning platforms, and the related games and books, online capabilities, and other software compete favorably on these bases. However, we are aware that our products are sometimes viewed by consumers as premium goods that are more expensive than our competitors' products. We believe the LeapFrog brand is recognized for quality educational products, enabling us to compare favorably with many of our current competitors. In addition, we believe our learning toy product category is an important competitive differentiator because it introduces parents to the LeapFrog brand and provides an entry point to the Learning Path, and our associated strategy to build direct relationships with customers.

We face the challenge of competitors introducing similar products or functionality soon after we introduce our new products or product lines, and these competitors may be able to offer their products at lower prices using cheaper manufacturing processes or materials, more limited functions, or larger volume. In addition, many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than us. As our competitors seek competitive advantages and differentiation, they are increasing their investments in product research and development and advertising, focusing on global product launches and key distribution channels, expansion of retail shelf space and expansion of products sold through the web. Our principal competitors have included Mattel, Inc., primarily under its Fisher-Price brand, Hasbro, Inc. and its Playskool division, and Vtech Holdings Ltd. For information on how competition could affect our business, see Part I, Item 1A.—Risk Factors— *"If we are unable to compete effectively with existing or new competitors, our sales and market share could decline."*

As our product strategy has developed, we increasingly face a broader competitive arena with a variety of products including computer products, electronic and online games, interactive gaming systems and e-book readers. Products in our mobile learning category, such as our Leapster platform and related software, compete against handheld and console-based gaming platforms from Sony, Nintendo, Apple's iPhone, iTouch and iPad, and other mobile platforms and games and other software produced for these platforms. Online gaming and learning is also increasingly becoming a factor in our competitive environment.

Our products must also compete for the leisure time of children and the discretionary spending of parents with other forms of media and entertainment. We design our products to bring fun to learning in order to compete favorably with these outside competitive influences.

Manufacturing

We are committed to designing and manufacturing products that meet applicable safety and regulatory requirements. As is the case with most toy manufacturers and many consumer electronics companies, most of our products are manufactured in China. We actively manage our supplier base, mandating compliance with local and international safety inspections and reinforcing our product standards. These standards require meeting or exceeding all applicable regulatory requirements regarding safety in the design, manufacture, packaging, and delivery into the hands of each product's ultimate user, a child.

Our manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of our products. We outsource substantially all of our manufacturing, using several Asian manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. These manufacturers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory cost and quality levels, and in accordance with our and our customers' terms of engagement. Since the fourth quarter of 2009, commodity and labor costs in China have increased due to a variety of factors, including tightening Chinese labor markets, delays in ramping up production of raw materials to meet growing demand for finished goods, and the revaluation of Chinese currency to permit it to rise in value versus the U.S. dollar, leading to increased prices for us with some of our contract manufacturers. We expect to be able to mitigate these increases to some degree in 2011 by shifting to lower-cost contract manufacturers and pursuing cost-improvement projects, and we will be continually seeking ways to address this trend. For information on the potential business risk for us from relying on contract manufacturers, see Part I, Item 1A.—Risk Factors—*"We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities."*

We have established subsidiaries in Hong Kong and Shenzhen, China to work closely with the contract manufacturing service providers. These subsidiaries manage the supply of raw materials, labor and the assembly process.

Most of our products are manufactured from basic raw materials such as plastic and paper, and the majority of our products require electronic components. These raw materials are readily available from a variety of sources, but may be subject to significant price fluctuations. Some of the electronic components used to make our products, including our application-specific integrated circuits ("ASIC"), currently come from single suppliers. We generally do not have long-term agreements with any suppliers. In addition, some of our suppliers are companies with relatively short operating histories and we cannot be sure of their long-term financial viability. For example, in 2010, a sole-source supplier of an ASIC for one of our interactive reading systems informed us that it was having financial difficulties which required us to negotiate the purchase of certain intangible assets from the supplier in order to continue production of the ASIC. If, for any reason, we were unable to make alternative arrangements, it is possible that we would have to re-design the relevant ASIC or other component and obtain it from alternative sources, which could cause delays in our ability to manufacture the relevant product or products. If our suppliers were unable to meet our demand for components and raw materials, and if no alternative sources were available at a reasonable cost, or available at all, our ability to produce our products on a timely and cost-effective basis would be impaired. For information as to how this concentration of suppliers could affect our business, see Part I, Item 1A.—Risk Factors—*"We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available."*

In 2006, we implemented a world-wide quality system that supports the European Risk of Hazardous Substances directive, which banned certain substances, such as lead and mercury, in the production of consumer products. In addition, we monitor compliance with standards set by the United States Consumer Product Safety Commission ("CPSC") and the International Council of Toy Industries.

We are subject to the Consumer Product Safety Act of 1972, as amended in August 2008 by the Consumer Product Safety Improvement Act ("CPSIA"), the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the CPSC, and other similar federal, state and international rules and regulatory authorities. While we believe we are currently in compliance with the CPSIA standards for lead and other substances, additional requirements under the CPSIA may become effective during 2011. Any unanticipated failure to comply with those upcoming requirements could lead to products returns or inventory write-offs. For more information about the adverse effects that could result from possible errors or defects in our products, see Part I, Item 1A.—Risk Factors—*"Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments, rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action."*

Our quality control system processes include product testing and verification for safety and reliability, starting in the design phase of a product's life cycle and continuing through production and field support. Our testing for safety is generally more frequent than standards require, and focused testing for special areas of interest, such as chemical compliance controls is undertaken even more frequently. We set standards for supplier performance and we make routine assessments of and take steps to verify compliance with our quality standards. We communicate those expectations to our suppliers regularly and work with them to sustain the process of consistently producing safe products. We work with a relatively small group of contract manufacturers, some of which are specialized for the consumer electronics manufacturing sector.

Research and Development

We design our hardware platforms and related software-based content using in-house research and development resources and outside consultants as necessary. Generally, once the design phase of the product is complete, the remaining development and manufacturing of the products are outsourced to third parties. Our total research and development ("R&D") expense was $35.1 million, $35.0 million and $48.5 million in 2010, 2009 and 2008, respectively.

- **Hardware and Software Development:** We believe that investment in research and development is a critical factor in strengthening our portfolio of products. We have assembled a team of specialists with backgrounds in a wide variety of fields, including education, child development, hardware engineering, software development, video games and toys. We have internally developed each of our current platforms and stand-alone products, although we use licensed technology if warranted. For example, we use a version of Macromedia's Flash player in our Leapster handheld platform. We also use optical pattern recognition hardware and software from Anoto AB in our Tag reading system.

- **Content Development:** Our content production department has developed large portions of the content for our interactive books, educational games, and stand-alone products, applying our proprietary pedagogical approach, which is based on established educational standards. Much of our content uses licensed characters, such as the Disney Princesses, Dora the Explorer, Scooby-Doo, SpongeBob and Thomas the Tank Engine, and characters from the movies Penguins of Madagascar, Toy Story 3, Tangled, Star Wars: The Clone Wars and Wolverine. We develop most of our concept designs in-house and most members of our in-house content development and production team have prior experience in the education, entertainment and educational software or video game industries.
- **Development of online web capabilities:** Our web-connected products provide accessibility to the Learning Path, which is a key competitive differentiator. The Learning Path enables parents to track their children's learning progress and provides personalized product recommendations. Additionally, the Learning Path provides children a variety of downloadable content, online rewards programs and access to an online learning experience. Our online capabilities are developed through a combination of in-house and third party resources and members of our development and production team have prior experience in the online engineering and development areas.

Some elements of our product development cycle and most of our game production are performed by third-party contractors to improve efficiency and control costs.

Advertising and Marketing

Our advertising and marketing strategy is designed to position LeapFrog as a leader in providing engaging, effective, technology-based learning solutions for children. Our strategy is designed to promote a strong brand that parents seek out to teach children in a fun and engaging way, with the goal of building their love of learning.

We strive to utilize the best practices in integrated marketing campaigns. In 2009, we shifted our strategy to leverage more efficient forms of advertisement, such as direct-to-consumer marketing programs via our Learning Path, with less dependence on traditional marketing programs such as television advertising.

We have well-established retailer relationships and communicate our messages and offers through in-store advertisements and in local newspapers. Advertisements run by our retail partners, such as Target, Toys "R" Us, and Wal-Mart, highlight promotional activities and the availability of particular LeapFrog products at these retailers' outlets. In key retail stores, we use in-store demonstration display units to highlight LeapFrog products and demonstrate the features of our products through in-store user experience.

We leverage public relations globally as a strategy to gain additional momentum for our brand and products through media outreach focused on garnering both product-specific and corporate media coverage. We strive to utilize best practices in media outreach campaigns that target both traditional print and broadcast media with Internet/viral media outreach globally.

Distribution

Our customers generally fit into one of the following categories:

- **Retailers** that resell our products to consumers, through their retail stores and their own online channels, in the United States and some international regions;
- **Distributors** that purchase our products for resale to retailers, generally internationally, and also to U.S. schools and school districts as education market resellers; and
- **Direct consumers** who purchase our products via our website, www.LeapFrog.com.

Retailers and distributors purchase our products either through free on board terms, in which case the products are received in China and the customer pays through pre-established letters of credit or upon payment terms, or via "domestic" terms, in which case we ship goods from our regional warehouses to the distributor or retailer. Distributors and retailers generally have payment terms based on the date of shipment. Generally we do not provide rights of return or extended payment terms to our customers, except for industry standard terms surrounding the return of defective merchandise. We direct our manufacturers to build products and we maintain inventories in our regional warehouses to meet expected short-term demand. Additional information regarding our inventory levels is included in Note 4—*"Inventories"* in our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Intellectual Property and Licenses

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our brand and our proprietary technology and information.

We maintain an active program to protect our investment in technology and brands by attempting to secure patent rights, trademark registrations and other intellectual property registrations. We have filed and obtained a number of patents in the United States and abroad. We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. While our patents are an important element of the protection of our intellectual property, our business as a whole is not materially dependent on any one patent.

For a discussion of how our intellectual property rights may not prevent other companies from using similar or identical technology, see Part I, Item 1A.—Risk Factors—*"Our intellectual property rights include licenses from third parties and may not prevent other companies from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results."* For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see Part I, Item 1A.—Risk Factors—*"Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks."*

In addition to proprietary materials we have developed, we use various licensed technologies in some of our key products, such as Leapster and Tag. For example, we use a version of Macromedia's Flash player in our Leapster handheld platform and we use optical pattern recognition hardware and software from Anoto AB in our Tag reading systems. Our continued use of these rights is dependent on our continued compliance with applicable license terms. Any failure to do so could interrupt our supply chain and require us to modify our products or business plans. Please see Part I, Item 1A.—Risk Factors—*"Our intellectual property rights include licenses from third parties and may not prevent other companies from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results"* for further discussion of the risks we face in relying on third party technology licenses for our products.

Seasonality

Our business is highly seasonal with a significant portion of our revenue occurring in the second half of the year. Given relatively low sales volumes in the first half of the year and the relatively fixed nature of many of our operating expenses, which occur fairly evenly throughout the year, our results of operations have historically been stronger in our third and fourth quarters relative to our first and second quarters. Conversely, our cash flow from operations tends to be highest in the first quarter of the year when we collect the majority of our accounts receivable related to the prior year's fourth quarter sales. Cash flow from operations generally tends to be lowest in our third quarter, as accounts receivables collections taper off and we build inventory in preparation for the fourth quarter holiday season. The reduction in cash flow in the third quarter generally means that our available cash is at its lowest point for the year in the first month of the fourth quarter.

Our seasonal sales patterns for the years ended December 31, 2010, 2009 and 2008 are shown in the table below.

	Years Ended December 31,		
	2010	2009	2008
Percent of total net sales:			
1st quarter	10%	8%	13%
2nd quarter	14%	13%	15%
3rd quarter	32%	29%	43%
4th quarter	44%	50%	29%
Total	**100%**	**100%**	**100%**

Seasonal purchasing patterns and their related production lead times create risk in our business due to possible under-production of popular items and over-production of items that do not match consumer demand. In addition, our retail customers have continued to manage their inventories more stringently, a trend that began during the most recent recession, requiring us to ship products closer to the time of expected consumer demand. If this trend continues, it could increase the risk that we would be unable to meet the demand for specific products at peak demand times. Similarly, this trend could have an adverse impact on our own inventory levels, such as experienced in the fourth quarter of 2010 where we pre-built products to meet anticipated demand that did not materialize. For more information about the effects of seasonality on our business see Part I, Item 1A.—Risk Factors—*"Our business is highly seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season."*

Financial Information about Geographic Areas

Financial information regarding export sales and international operations versus United States sales and operations is included in Note 20—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K. For information regarding risks attendant to our foreign operations upon which our international segment depends, see Part I, Item 1A.—Risk Factors—*"Our international business may not succeed and subjects us to risks associated with international operations."*

Employees

As of December 31, 2010, we had 511 full-time employees. The total number of our full-time employees declined by 30, or 6%, from December 31, 2009 to December 31, 2010, primarily due to headcount reductions and natural attrition. We also retain independent contractors to provide various services, primarily in connection with our content development. Except with respect to some of our foreign subsidiaries, we are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. Some of our foreign subsidiaries are subject to collective bargaining agreements whose benefits and terms are codified and required under local labor laws.

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of February 19, 2011:

Name	Age	Position Held
William B. Chiasson	58	Chief Executive Officer
Mark A. Etnyre	43	Chief Financial Officer
William K. Campbell	49	President of Americas Sales
Michael J. Dodd	51	President and Chief Operating Officer
Michael Y. Chai	48	Executive Vice President, Product Development and Engineering

William B. Chiasson has served as our CEO and as a board member since March 2010. Previously, he served as President and CEO from March 2010 to September 2010 and as Chief Financial Officer ("CFO") from November 2004 to February 2010. Prior to joining LeapFrog, he served as Senior Vice President and CFO of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology for Kraft Foods, Inc. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Mark A. Etnyre has served as our CFO since March 2010. Previously, he served as Vice President, Corporate Controller and Principal Accounting Officer from December 2007 to February 2010. Prior to joining LeapFrog, Mr. Etnyre served in various financial-related capacities with Microsoft Corporation, including most recently as the Senior Controller of the OEM Division from 2001 to 2007 and from 1997 to 2001 as Financial Controller and Compliance Manager of Microsoft Licensing, Inc., a wholly owned subsidiary of Microsoft Corporation. Prior to joining Microsoft Corporation, Mr. Etnyre was a senior manager with Deloitte. Mr. Etnyre received his B.S. from Indiana University.

William K. Campbell has served as our President of Americas Sales since February 2011. Previously, he served as our President of Sales and Marketing from March 2010 to January 2011. Prior to that, he served as Senior Vice President, Global Sales from May 2006 to February 2010, as Vice President, Global Sales from December 2002 to May 2006 and as Director of Sales from January 2000 to December 2002. Prior to joining LeapFrog, he served in varying capacities at LEGO Systems, Inc., most recently as national account manager from February 1997 to December 1999. Mr. Campbell received his B.A. from Stephen F. Austin State University.

Michael J. Dodd has served as our President and Chief Operating Officer since September 2010 and as our Chief Operating Officer since March 2010. Previously, he served as Senior Vice President, Supply Chain and Operations from April 2005 to February 2010. Prior to joining LeapFrog, he co-founded Executive Technology, Inc., a value-added reseller and system integrator of information technology products, and served as its Chief Operating Officer from September 2003 through April 2005. From May 2002 to September 2003, Mr. Dodd served as Executive Vice President, Chief Marketing Officer and Chief Operating Officer at Targus Group International, Inc., a provider of mobile personal computers and wireless accessories. Mr. Dodd was a Vice President, Operations at Juniper Networks, Inc., a manufacturer of internal protocol routers from September 2000 to May 2002. From November 1989 to September 2000, Mr. Dodd served in various capacities at Compaq Computer Corporation, a manufacturer of personal computers, most recently as Managing Director of Operations and Strategic Procurement for the Presario personal computer business. Mr. Dodd received his B.B.A. from Texas A&M University.

Michael Y. Chai has served as our Executive Vice President, Product Development and Engineering since March 2010. Previously, he served as Senior Vice President, Research & Development from July 2005 to February 2010. Prior to joining LeapFrog, Mr. Chai served on the management team of EFI, a global leader in digital printing solutions, most recently as VP of Advanced Enterprise Systems from 2002 to 2005, Vice President and General Manager of Desktop Systems from 1996 to 2002 and a variety of engineering leadership roles from 1990 to 1996. Between 1986 and 1990, Mr. Chai was a Member of Technical Staff at AT&T Bell Laboratories and between 1984 and 1986 he was a Software Engineer at the NYIT Computer Graphics Lab. Mr. Chai received a B.S. in Mechanical Engineering from Yale University and an M.S. in Computer Science from Stanford University.

Available Information

We are subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information regarding the operation of the Public Reference Room of the SEC by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, available upon request (free of charge), or through the investor relations section of our website located at www.leapfroginvestor.com under "Financial Information-SEC Filings" as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of this report on Form 10-K.


Form 10-K

ITEM 1A. RISK FACTORS

Our business and the results of its operations are subject to many factors, some of which are beyond our control. The following is a description of all known material risks and uncertainties that we have identified that may affect our business and future financial performance.

Our business depends on highly changeable consumer preferences and toy trends.

Even our successful products typically have a relatively short period of high demand followed by a decrease in demand as the products mature. For example, net sales of the classic LeapPad platforms in our U.S. consumer business peaked in 2002 and are no longer material to our overall sales. We operate in an industry where consumer preferences can change drastically from year to year. We depend on our ability to correctly identify changing consumer sentiments well in advance and supply new products that respond to such changes on a timely basis. Consumer preferences, and particularly children's preferences, are continually changing and are difficult to predict. Since our products typically have a long development cycle, in some cases lasting over a year, it can be difficult to predict correctly changing consumer preferences and technology, entertainment and education trends. To remain competitive, we must continue to develop new technologies and products and enhance existing technologies and product lines, as well as successfully integrate third-party technology with our own.

We continually introduce new variations on our mobile learning and reading platforms and new learning toy products. In 2009, we introduced a number of new products and services to the market. These new products represented a substantial portion of our 2009 and 2010 sales. Furthermore, in 2010, we introduced several new learning toys and new variations on our mobile learning and reading platforms. We cannot be sure that any new products or services will be widely accepted and purchased by consumers or to what extent demand for our preexisting products will continue. Failure by consumers to accept our new products or declines in sales of our existing products would adversely affect our results of operations. Some of the key products launched in recent years, including our 2010 release of the Leapster Explorer mobile learning and play system, have a high price point compared to other children's products. Consumers may be especially resistant in the current economic climate to purchasing higher-priced products and may elect to defer or omit these discretionary purchases. This could limit or delay sales of our new products and services and create pressure to lower our prices.

We rely on three retailers that together accounted for the vast majority of the United States segment's gross sales each year, and our dependence upon a small group of retailers may increase.

Our top three retailers in 2010 were Wal-Mart, Toys "R" Us and Target, which accounted for the vast majority of our gross sales. Sales invoiced to these three retailers, in the aggregate, accounted for approximately 65% of the U.S. segment's gross sales in both 2010 and 2009. For the foreseeable future, we expect to continue to rely on a small number of large retailers for the majority of our sales.

We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers are continually re-evaluating shelf space allocations to optimize store traffic and financial returns. This process has placed increasing pressure on the toy aisle, which in some instances has been or may, in the future, be reduced in size. In addition, retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a downturn in their business or constraint on their credit and ability to pay their invoices as they become due, our business and operating results could be harmed.

Our growing strategic focus on web-based products and customer relationship management may not yield the returns we expect, and may limit the adoption of our products in some international markets.

We continue to build a marketing and sales model that relies more on linking directly to consumers through the Internet and we cannot be sure whether we will realize our expected return on investment. Many of our current and planned key products, such as the Tag reading system, Leapster2, Leapster Explorer and some of our recent learning toys, are built as web-enabled products designed to be connected to a computer that has Internet access in order to access content and features. As we focus on web-enabled products and consumer relationship management, any resistance by parents to buying children's products requiring installation of software and connecting the product to a computer could have a more pronounced effect on our business. Also, launch or adoption of web-enabled products may be limited in regions where broadband Internet access is not widespread, such as in some international markets. If parents fail to sign up for the Learning Path or use it at lower rates than we expect, or choose not to permit us to send them marketing email, or if our web efforts prove ineffective at generating repeat customers, our investment in building, maintaining and improving our web-based services may not yield the return on our investment that we anticipate. See also "*System failures in our web-based services or store could harm our business.*"

Weakness in the current economic environment could have a material adverse effect on our sales, and a slow recovery could prevent us from achieving our financial goals in 2011 and beyond.

We rely heavily on sales to retailers during the third and fourth quarters of each year to achieve our overall sales goals. Also, we rely on strong consumer sales in these periods to prevent build-up of retail inventory. Any such inventory build-up can have a continuing negative effect on our sales in the first and second quarters of the next year. The recent global economic crisis and the drastic deterioration of consumer sales in late 2008 led to a severe drop-off in our sales beginning in the fourth quarter of 2008 and continued through the third quarter of 2009. Although our net sales increased 14% in 2010, as compared to 2009, our first, second and third quarter net sales in 2010 increased 42%, 26% and 23%, respectively compared to 2009, while our fourth quarter net sales in 2010 increase only 1% compared to 2009. Further deterioration of the current economic environment would materially adversely impact our business and our financial results for 2011. Many economists predict that the current economic recovery may be weak and subject to set-backs.

To drive sales in 2010, we provided more pricing reductions, promotional incentives and other concessions in our sales terms than we have in the past, and we may need to continue offering such concessions in 2011 to drive sales. Consumers may have become used to paying lower prices for some of our products and efforts to restore normal pricing may hamper sales. Weak economic conditions in the United States or abroad, lower consumer spending (especially on discretionary items), lower consumer confidence, continued high or higher levels of unemployment, higher inflation or even deflation, higher commodity prices, such as the price of oil, political conditions, natural disaster, labor strikes or other factors could negatively impact our sales and would adversely affect our financial results for 2011 and beyond.

Our business is highly seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing a substantial majority of our sales to retailers to occur during the third and fourth quarters. Even though we achieved net income for the fiscal year ended December 31, 2010, we incurred losses in the first and second quarters of 2010. Approximately 76%, 79% and 72% of our total net sales occurred during the second half of fiscal years 2010, 2009 and 2008, respectively. The percentage of total net sales in the second half of the year may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems, particularly as they remain cautious about over-ordering products prior to the holiday season. Generally, retailers time their orders so that suppliers will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand. If a decline in the economy, or other factors, lead to a decline of net sales in the third or fourth quarter in particular, it can have a disproportionate negative impact on our results for the year. In addition, soft consumer sales in the holiday season can lead to ongoing weakness in sales to retailers well into the following year. After a strong start to the 2010 holiday season, many retailers, including our online store, leapfrog.com, experienced a decrease in demand late in the quarter relative to expectations. If this decrease in demand leads to ongoing weakness into 2011, it could adversely affect our financial results. Failure to predict accurately and respond appropriately to retailer and consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period (as demonstrated during and after the recent economic crisis) would harm our business and operating results.

The unexpected loss of members of our executive management team or other key employees could adversely affect our business.

We had a number of changes to our executive management team during 2010. Transition associated with such changes has required, and may continue to require, significant management attention and consumption of time and resources, potentially having an adverse effect on our business. Furthermore, we cannot provide any assurances that we will retain our management and other key employees. Competition for high caliber personnel is strong in our area and industry. The unexpected loss of services of members of our executive management team or other key employees could have an adverse effect on our business. If we are unable to retain key personnel, then it may be difficult for us to maintain a competitive position within our industry or implement our strategic priorities.

We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available.

Some of the components used to make our products, including our ASICs, currently come from single suppliers. Additionally, the demand for some components such as liquid crystal displays, integrated circuits or other electronic components is volatile, which may lead to shortages.

If our suppliers are unable to meet our demand for our components and raw materials and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer. In addition, as we do not have long-term agreements with our major suppliers and cannot guarantee their stability, they may stop manufacturing our components at any time, with little or no notice. For example, in 2009, we learned that one of our sole-source suppliers of ASICs for one of our mobile learning platforms was winding down its operations, which required us to negotiate a license for the technology used in the ASIC and arrange to purchase it directly from the semiconductor fabrication plant. Also, in 2010, a sole-source supplier of an ASIC for one of our reading systems informed us that it was having financial difficulties, which required us to negotiate the purchase of certain intangible assets from the supplier in order to continue production of the ASIC. We may not always be successful in negotiating rights to technologies or products that threaten to become unavailable or the rights may be available only at a cost that is prohibitive. In addition, if we are required to use alternative sources, we may be required to redesign some aspects of the affected products, which may involve delays and additional expense. If there are any significant interruptions in the supply of components, we may be unable to manufacture sufficient quantities of our finished products or we may be unable to manufacture them at targeted cost levels, and our business and operating results could be harmed.

We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities or if our manufacturing process is otherwise disrupted.

We outsource substantially all of our manufacturing to several Asian manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. These manufacturers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory cost and quality levels and in accordance with our and our customers' terms of engagement. We believe the recent economic downtown has caused manufacturers to scale back their output capacity to match demand. Accordingly, if we determine that we need to order larger quantities of our products to meet customer demand, we may encounter delays and shortfalls in shipments based on manufacturer capacity issues. Such delays could have a particularly significant impact on our business to the extent that retailers attempt to manage their inventory levels by delaying orders, which may lead to shorter lead times to match changes in consumer demand. In addition, the costs of using contract manufacturers are subject to increase, which has had, and could continue to have, a negative impact on our cost of sales. Since the fourth quarter of 2009, commodity and labor costs in China have increased due to a variety of factors, including tightening Chinese labor markets, delays in ramping up production of raw materials to meet growing demand for finished goods, and the recent revaluation of Chinese currency to permit it to rise in value versus the U.S. dollar, among other things, leading to increased prices for us with some of our contract manufacturers. Furthermore, in the recent past, there have been product quality and safety issues for other producers of toys and other companies that manufacture goods in China. In addition, the risk of political instability and civil unrest exists in China, which could temporarily or permanently damage our manufacturing operations located there. If our manufacturers fail or are unable to produce quality finished products on time, at expected cost targets and in sufficient quantities, or if any of our products are found to be tainted or otherwise raise health or safety concerns, our reputation and operating results would suffer.

See also *"Political developments, including trade relations, natural disasters, the threat or occurrence of armed hostilities, terrorism, labor strikes or public health issues could have a material adverse effect on our business."* below.

If we do not maintain sufficient inventory levels or if we are unable to deliver our products to our customers in sufficient quantities, or on a timely basis, or if retail inventory levels are too high, our operating results will be adversely affected.

The high degree of seasonality of our business places stringent demands on our inventory forecasting and production planning processes. This inventory management approach may be particularly challenging when combined with "just-in-time" inventory management systems increasingly used by retailers as they remain cautious about future inventory levels. See also *"Our business is highly seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season"* above. If we fail to meet tight shipping schedules, we could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our merchandise on a timely basis, we need to maintain adequate inventory levels of the desired products. If our inventory forecasting and production planning processes result in our maintaining manufacturing inventory in excess of the levels demanded by our customers, as occurred in the fourth quarter of 2010, we could be required to record inventory write-downs for excess and obsolete inventory, which would adversely affect our operating results. If the inventory of our products held by retailers is too high, they may not place or may reduce orders for additional products, which would unfavorably impact our future sales and adversely affect our operating results. For example, the high inventory level at the end of 2008 adversely impacted our 2009 net sales, particularly during the first three quarter, which were 40% lower than the same period of 2008. Similarly, the high inventory level as of December 31, 2010 may adversely impact our net sales in the first several quarters in 2011.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the learning toy and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We believe we compete to some extent, and may increasingly compete in the future, with makers of popular game platforms, electronic entertainment devices and smart mobile devices. We also compete in the U.S. supplemental educational materials market. Each of these markets is very competitive and we expect competition to increase in the future. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies, and may be able to use their economies of scale to produce products more cheaply. Further, with greater economies of scale and more distribution channels, they may be successful even if they sell at a lower margin. Our larger competitors may also be able to devote substantially greater resources, including personnel, spending and facilities to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete effectively in our markets.

Our intellectual property rights include licenses from third parties and may not prevent other companies from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results.

Our success depends in large part on our proprietary technologies that are used in our learning platforms and related software. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, service trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Among our rights are inbound licenses from third parties for content, such as characters, stories, illustrations and trade names, and for technologies we incorporate in our products including key technology used in our Tag and Tag Junior reading systems. Our continued use of these rights is dependent on our ability to continue to obtain these license rights and at reasonable rates. Any failure to do so could interrupt our supply chain and require us to modify our products or business plans. In addition, the contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the United States. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. However, if we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results.

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. For example, we recently settled a trademark suit related to our Tag reading system and, since April 2010, we have been subject to a patent suit relating to the same system. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming and may divert our management and key personnel from our business operations. If we, our distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments, rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action.

Our products may contain errors or defects that are discovered after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims. Individuals could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future.

Concerns about potential public harm and liability may involve involuntary recalls or lead us to voluntarily recall selected products. Recalls or post-manufacture repairs of our products could harm our reputation and our competitive position, increase our costs or reduce our net sales. Costs related to unexpected defects include the costs of writing down the value of our inventory of defective products and providing product replacement, as well as the cost of defending against litigation related to the defective products. Further, as a result of recent recalls and safety issues related to products of a number of manufacturers in the toy industry, some of our retailer customers have been increasing their testing requirements of the products we ship to them. These additional requirements may result in delayed or cancelled shipments, increased logistics and quality assurance costs, or both, which could adversely affect our operations and financial results. In addition, recalls or post-manufacturing repairs by other companies in our industry could affect consumer behavior and cause reduced purchases of our products and increase our quality assurance costs in allaying consumer concerns.

Privacy concerns about our web-connected products and related software and applications could harm our reputation and hinder adoption of these products.

By using the Internet-based Learning Path application, information captured by our web-connected products about a child's performance and activities will be transferred and stored on our website servers. Due to privacy, confidentiality and security concerns, parents may not want us to collect information about their child's activities and performance and may not feel comfortable uploading and storing this information on our website servers. If these concerns prevent parents from accepting or adopting our connected products, the sales of our products and our business results could suffer and our plans to expand this portion of our business could be affected. In addition, if the confidentiality of such information stored on our website servers is compromised or breached by third parties, our reputation could be tarnished, which in turn could adversely affect our operating results.

System failures in our web-based services or store could harm our business.

The Internet-based aspects of our business have grown substantially in strategic importance to our overall business. Any failure to provide a positive user experience could have a negative impact on our reputation, sales and consumer relationships. If demand for accessing our websites exceeds the capacity we have planned to handle peak periods or if other technical issues arise when customers attempt to use these systems to purchase products or to access features or content for our web-connected products, then customers could be inconvenienced or become dissatisfied with our products. Any significant disruption to our website or internal computer systems or malfunctions related to transaction processing on our e-commerce store or content management systems could result in a loss of potential or existing customers and sales. This risk has become more acute as we rely increasingly on our web-based consumer relationship management efforts to drive sales and position our business. Any significant system failures in our web-based services or store could have a significant adverse effect on our sales and operating plan.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Any unplanned disruption of our systems could result in adverse financial impact to our operations.

Retailer liquidity problems could harm our liquidity and financial results.

If retailers encounter liquidity problems due to weak sales or their inability to raise sufficient capital because of credit constraints, we may not be able to collect the accounts receivable we generate based on the orders we fulfill. In 2009 and 2010, some retailers did not pay us in a timely manner and others indicated that they would be unable to pay any vendors. If any of our retailers suspend or reduce payments to us or file for bankruptcy protection, the resulting bad debt expense we would incur would have an adverse effect on our results of operations. In our balance sheet as of December 31, 2010, our accounts receivable balance was reduced by an estimated allowance for doubtful accounts of $0.8 million, which could increase if retailers continue to struggle or more bankruptcies were filed. In addition to collection risk, we may decide not to accept orders from troubled retailers, which would further reduce sales.

In addition to harming our results of operations, an inability to collect on accounts receivable could create serious liquidity problems for us. We generally depend on our collections in the first and second quarters of each year to fund our operations for the rest of the year. If in 2011 or beyond we are unable to collect a material portion of our accounts receivable, and other sources of financing are not available on reasonable terms, we may be unable to execute our business plan or maintain operating levels. See *"Our liquidity may be insufficient to meet the long-term or periodic needs of our business"* below.

Our liquidity may be insufficient to meet the long-term or periodic needs of our business.

Global credit market fluctuations could increase the cost of capital or limit our ability to raise additional capital should we need it and unforeseen events could stress or exceed our current or future liquidity. In addition to cash received from the collection of accounts receivable, from time to time, we may fund our operations and strengthen our liquidity through borrowings under our line of credit. Our line of credit has numerous financial tests and covenants that affect the amount we can borrow, and includes various events of default that could impair our ability to access credit under the credit line. In addition, the line of credit terminates in August 2013 and we cannot be sure whether we will be able to renew it on similar terms or at all. If we are unable to borrow sufficient funds in a timely manner or at an acceptable cost, we may need to alter our business practices. For example, we may be required to manufacture at levels that lag rather than anticipate future order levels, which could limit our ability to sell and ship our products as demand increases, delaying our ability to benefit from improvements in the retail sales environment.

Our international business may not succeed and subjects us to risks associated with international operations.

We derived approximately 20%, 19% and 21% of our net sales from markets outside the United States during fiscal years 2010, 2009 and 2008, respectively. Our efforts to increase sales for our products outside the United States may not be successful and may not achieve higher sales or gross margins or contribute to profitability.

Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- developing successful products that appeal to the international markets;
- difficulties managing and maintaining relationships with vendors, customers, distributors and other commercial partners;
- greater difficulty in staffing and managing foreign operations;
- transportation delays and interruptions;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- complications in complying with laws in varying jurisdictions and changes in governmental policies;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations;
- limitations, including taxes, on the repatriation of earnings;
- public health problems, especially in locations where we manufacture or otherwise have operations;
- natural disasters; and
- political and economic instability, military conflicts and civil unrest.

Sales to our international customers are transacted primarily in the country's local currency. If foreign currency weakens compared to the U.S. dollar, our International segment sales results will suffer. Any difficulties with our international operations could harm our future sales and operating results.

We are subject to international, federal, state and local laws and regulations that could impose additional costs or changes on the conduct of our business.

We operate in a highly regulated environment with international, federal, state and local governmental entities regulating many aspects of our business, including products and the importation of products. Regulations with which we must comply include accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), trade restrictions, regulations regarding financial matters, environmental regulations, privacy, advertising directed toward children, safety and other administrative and regulatory restrictions. Compliance with these and other laws and regulations could impose additional costs on the conduct of our business. For example, the "Safer Consumer Product Alternatives" draft regulations proposed by the California Department of Toxic Substances Control on June 23, 2010 as part of a California "Green Chemistry" initiative designed to reduce or eliminate the use of certain materials in consumer products, may impose additional costs on our business if enacted. In addition, numerous states have enacted, and many others are considering enacting, laws directed at manufacturers regarding recycling of electronic products. While we take steps that we believe are necessary to comply with these laws and regulations, there can be no assurance that we have achieved compliance or that we will be in compliance in the future. Failure to comply with the relevant regulations could result in monetary liabilities and other sanctions, which could have a negative impact on our business, financial condition and results of operations. In addition, changes in laws or regulations may lead to increased costs, changes in our effective tax rate, or the interruption of normal business operations that would negatively impact our financial condition and results of operations.

We are subject to the CPSIA, the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the CPSC, and other similar federal, state and international rules and regulatory authorities, some of which have conflicting standards and requirements. Our products could be subject to involuntary recalls and other actions by these authorities. We may also have to write off inventory and allow our customers to return products they purchased from us. In addition, any failures to comply could lead to significant negative media attention and consumer dissatisfaction, which could harm our sales and lead to widespread rejection of our products, particularly since we rely so heavily on the integrity of our brand.

If we were required to record impairment charges related to the value of our intangible assets, such charges would have a negative impact on our results of operations.

Our intangible assets include the excess purchase price over the cost of net assets acquired, or goodwill, capitalized website development costs, patents, trademarks and licenses. Goodwill arose from our September 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies in July 1998. Total intangible assets are fully allocated to our U.S. business segment. Goodwill and other intangibles with indefinite lives are tested for impairment at least annually. In determining the existence of impairment, we consider changes in our strategy and in market conditions, which could result in adjustments to our recorded asset balances. Specifically, if the carrying values of our intangible assets are found to exceed their estimated fair values, we might be required to record impairment charges, which would decrease the carrying value of intangible assets and increase our net loss or reduce any net income. As of December 31, 2010, intangible assets, net, totaled $25.2 million, of which $19.5 million was attributable to goodwill.

Political developments, including trade relations, natural disasters, the threat or occurrence of armed hostilities, terrorism, labor strikes or public health issues could have a material adverse effect on our business.

Our business is international in scope. The deterioration of the political situation in a country in which we have significant sales or operations, or the breakdown of trade relations between the U.S. and a foreign country in which we have significant manufacturing facilities or other operations, could adversely affect our business, financial condition, and results of operations. For example, a change in trade status for China could result in a substantial increase in the import duty of toys manufactured in China and imported into the United States. In addition , armed hostilities, terrorism, natural disasters, or public health issues, whether in the United States or abroad could cause damage and disruption to our company, our suppliers, our manufacturers, or our customers or could create political or economic instability, any of which could have a material adverse impact on our business. Although it is impossible to predict the consequences of any such events, they could result in a decrease in demand for our product or create delay or inefficiencies in our supply chain by making it difficult or impossible for us to deliver products to our customers, or for our manufacturers to deliver products to us, or suppliers to provide component parts.

Notably, our U.S. distribution centers, including our distribution center in Fontana, California, and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. In addition to the factors noted above, our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations.

One stockholder controls a majority of our voting power as well as the composition of our board of directors.

Holders of our Class A common stock will not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders.

As of December 31, 2010, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 15.6 million shares of our Class B common stock and 0.2 million shares of our Class A common stock, which represents approximately 61.5% of the combined voting power of our Class A common stock and Class B common stock. As a result, Mr. Ellison controls all stockholder voting power, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets;
- our financing activities; and
- payment of dividends on our capital stock, subject to the limitations imposed by our credit facility.

In addition, two of our directors, Philip B. Simon and Paul T. Marinelli, are President and Vice President, respectively, of Lawrence Investments, LLC, an entity also controlled by Mr. Ellison. As a result, as permitted by New York Stock Exchange ("NYSE") rules for controlled companies, our Compensation Committee and Nominating and Corporate Governance Committee are not composed entirely of independent directors.

Mr. Ellison could have interests that diverge from those of our other stockholders. This control by Mr. Ellison could depress the market price of our Class A common stock; deter, delay or prevent a change in control of LeapFrog; or affect other significant corporate transactions that otherwise might be viewed as beneficial for other stockholders.

Our stock price has been volatile over the past several years and could decline in the future, resulting in losses for our investors and harming the employee-retention and recruiting value of our equity compensation.

All the factors discussed in this section or any other material announcements could affect our stock price. Speculation in the media and analyst communities, changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock and market trends unrelated to our stock can cause the price of our stock to change. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, adversely affecting our business.

Our future success depends partly on the continued contribution of our key executives and technical, sales, marketing, manufacturing and administrative personnel. Part of our compensation package includes stock and/or stock options. To the extent our stock performs poorly, it may adversely affect our ability to retain or attract key employees, potentially resulting in lost institutional knowledge and key talent. Changes in compensation packages or costs could impact our profitability and/or our ability to attract and retain sufficient qualified personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The table below lists our current significant properties. In addition to these properties, we have leased properties for administration, sales and operations in Canada, England, France, Mexico and China, which are primarily used by our International Segment

Location	Use	Segment	Condition	Type of Possession
Fontana, California	Distribution center	All	Satisfactory	Lease
Emeryville, California	Headquarters and operations	All	Satisfactory	Lease

ITEM 3. LEGAL PROCEEDINGS

From time to time, in the normal course of business, we are party to various pending claims and lawsuits.

On April 30, 2010, NovelPoint Learning LLC ("NovelPoint") (f/k/a Intuit Educational Ventures LLC) sued us and others for patent infringement in the United States District Court for the Eastern District of Texas. NovelPoint alleges that our Tag and Tag Junior products (and certain products of other companies) infringe U.S. Patent No. 6,330,427 (Case No. 6:10-cv-229). NovelPoint is seeking unspecified monetary damages and attorney's fees. The court has set a trial date in June 2012. We intend to defend ourselves vigorously.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Holders

Our Class A common stock is listed on the NYSE, under the symbol "LF." On February 17, 2011, there were 2,726 holders of record of our Class A common stock and seven holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two years. The values stated below are actual high and low sales prices, inclusive of intra-day trading.

	High	Low
2010		
First quarter	$7.14	$3.05
Second quarter	$7.50	$3.76
Third quarter	$5.75	$3.72
Fourth quarter	$6.63	$5.31
2009		
First quarter	$3.69	$0.84
Second quarter	$3.33	$1.28
Third quarter	$4.77	$1.91
Fourth quarter	$4.45	$2.88

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends on our capital stock. We expect to reinvest any future earnings in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

The following selected significant consolidated financial data for the five fiscal years from January 1, 2006 through December 31, 2010, have been derived from our audited consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with Part II, Item 7- *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the Consolidated Financial Statements and Notes to the Consolidated Financial Statements ("Notes") thereto.

	2010	2009	2008	2007	2006
		(In millions, except per share data)			
Consolidated Statements of Operations Data:					
Net sales	$432.6	$379.8	$459.1	$ 442.3	$ 502.3
Gross profit	179.0	158.0	181.5	173.3	147.0
Operating expenses	171.2	166.4	241.7	275.6	272.6
Income (loss) from operations	7.8	(8.4)	(60.2)	(102.3)	(125.5)
Net income (loss)	$ 4.9	$ (2.7)	$ (68.3)	$(102.5)	$(145.9)
Net income (loss) per share:					
Basic and diluted	$ 0.08	$ (0.04)	$ (1.07)	$ (1.62)	$ (2.32)
Shares used in calculating net loss per share: *					
Basic	64.4	63.9	63.6	63.4	62.8
Diluted	65.6	63.9	63.6	63.4	62.8

* Weighted average shares outstanding of Class A and Class B common stock

	2010	2009	2008	2007	2006
			(In millions)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 19.5	$ 61.6	$ 79.1	$ 93.5	$148.1
Working capital **	161.6	148.3	140.0	192.1	290.0
Total assets	293.5	306.0	306.1	369.8	450.4
Total stockholders' equity	$205.6	$192.7	$179.9	$243.5	$334.0

** Current assets less current liabilities.

	2010	2009	2008	2007	2006
			(In millions)		
Consolidated Statements of Cash Flows Data:					
Net cash provided by (used in):					
Operating activities	$(22.6)	$ (5.0)	$ 12.0	$(15.4)	$ 90.4
Investing activities	(21.2)	(13.3)	(23.4)	41.0	(77.5)
Financing activities	1.6	(0.2)	(0.2)	1.9	4.2
Effect of exchange rate changes on cash	0.1	1.0	(2.8)	(1.3)	1.8
Increase (decrease) in cash and cash equivalents	$(42.1)	$(17.5)	$(14.4)	$ 26.2	$ 18.9

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to help the reader understand our results of operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying Notes in Part II, Item 8 of this report.

OVERVIEW

We design, develop and market a family of innovative technology-based learning platforms, related proprietary content and learning toys primarily for infants and children through age nine, both at home and in schools around the world. We have created more than 400 interactive software titles for our platforms, covering subjects such as phonics, reading, writing and math. In addition, we have a broad line of stand-alone educational products, or learning toys, that do not require the separate purchase of software and are generally targeted at children from infancy through age five. Our products are available in five languages (including Queen's English) and are sold globally through retailers, distributors, directly to consumers via the leapfrog.com web-store, and directly to schools.

We generate revenue from selling platform hardware, including our interactive reading systems, our mobile learning systems, and a range of learning toys. We also generate revenue from the sale of a wide range of content for our platforms that we develop based on licensed characters or using LeapFrog-owned characters.

We introduced the Learning Path, a web-based service that helps parents track what their children are learning with our web-connected products, in the United States and Canada in 2008 and in the United Kingdom in early 2009. The Learning Path gives our consumers access to a variety of downloadable content and online rewards programs that encourage learning. The Learning Path also makes it easier for our consumers to "age up" with our products. Parents are able to "see the learning" and gain personalized insight into their child's learning progress. Many of our products, including the Tag and Tag Junior reading system, launched in 2008 and 2009, respectively, the Leapster2 and Leapster Explorer mobile learning systems, launched in 2008 and 2010, respectively, My Pal Scout and My Pal Violet, also launched in 2009, and My Own Leaptop, launched in 2010 are designed to connect to the Learning Path.

Our products compete most directly in the toy industry in the preschool toy and electronic learning aids categories, both in the United States and in selected international markets. The educational toy category continues to attract new entrants as well as new innovative products, and competition is significant.

Our business is highly seasonal with a significant portion of our revenue occurring in the second half of the year. Given relatively low sales volumes in the first half of the year and the relatively fixed nature of many of our operating expenses, which occur fairly evenly throughout the year, our results of operations have historically been stronger in our third and fourth quarters relative to our first and second quarters. Conversely, our cash flow from operations tends to be highest in the first quarter of the year when we collect the majority of our accounts receivable related to the prior year's fourth quarter sales. Cash flow from operations generally tends to be lowest in our third quarter, as accounts receivables collections taper off and we build inventory in preparation for the fourth quarter holiday season. The reduction in cash flow in the third quarter generally means that our available cash is at its lowest point for the year in the first month of the fourth quarter.

Although sales in the fourth quarter have historically been higher than any other quarter, this pattern differed in 2008 as a result of the global economic crisis. As retailers reacted to sharply declining consumer spending, our sales for the fourth quarter of 2008 were significantly below our expectations and constituted a substantially smaller percentage of our annual sales than fourth quarter sales had in previous years. Fourth quarter net sales in 2008 made up only 29% of total net sales for the year. In 2010 and 2009, we returned to our normal seasonal pattern with fourth quarter net sales making up 44% and 50% of total net sales for the years, respectively.

In addition, weak retail consumer spending in the fourth quarter of 2008 generated unusually high retail inventory levels, which had an adverse impact on net sales for the first three quarters of 2009. Given the seasonality of our business, declines in sales in the third and fourth quarters generally have a disproportionate impact on our annual operating results for that year and for cash flows from operations at the beginning of the following year due to higher than anticipated retailer inventory levels. Stronger consumer demand during the fourth quarter of 2009 resulted in low retail inventory levels at the end of 2009. We believe that these low inventory levels had a positive effect on the year over year growth in net sales in 2010. However, despite some signs of modest economic recovery, we still face significant risk associated with reduced consumer spending, especially in light of a sustained decline in consumer confidence. Retailers continued to exhibit conservative ordering patterns in 2010, particularly in light of the relatively low retail inventory levels at the beginning of 2010, and we have continued to offer discounts and coupons to help drive consumer sales (and may have to continue to offer such incentives for 2011, which could negatively impact our gross margin). The potential business risk for us from potential macroeconomic conditions in 2011 on our financial results and operations is discussed further in Part I. Item 1A.—Risk Factors—*"Weakness in the current economic environment could have a material adverse effect on our sales, and a slow recovery could prevent us from achieving our financial goals in 2011 and beyond," "Retailer liquidity problems could harm our liquidity and financial results,"* and *"Our liquidity may be insufficient to meet the long-term or periodic needs of our business."*

We significantly reduced our cost structure to remain competitive in a historically severe economic environment in 2009. For example, during the second quarter of 2009, we sublet a portion of our headquarter facilities in Emeryville, California, and during the fourth quarter of 2009, we consolidated the administrative operations and terminated several senior-level employees in the United States, France and the United Kingdom. In 2010, we have benefitted from reduced selling, general, and administrative ("SG&A") expenses as a result of the actions taken in 2009 and 2010. During the fourth quarter of 2010, we terminated several employees in the United States and we entered into a lease amendment with our landlord and terminated the lease of a portion of our headquarter facilities in Emeryville, California prior to the end of the contracted term. As a result, we expect to benefit from a further decline in SG&A expenses beginning in 2011.

We intend to continue to focus our spending resources on building out our core product lines and improving the marketability and scope of our content library. We invest in research and development of existing and new lines of business that we believe will contribute to our long-term growth and profitability. For example, we continue to invest in developing new hardware platforms and content based on the latest relevant technologies that impact both offline and online play experiences. We believe delivering innovative and high-value experiences that are fun and that facilitate learning in children who play with our products is the key to our future growth.

Our strategic priorities for 2011 are to invest in the core categories of interactive reading, mobile learning and our learning toy lines as well as in our growing online capabilities. In this regard, we expect to continue to develop downloadable leaning applications across multiple platforms and further expand and leverage the Learning Path. We plan to focus our marketing on increasing consumer sales in each of our core product lines, platforms and contents, and building growth in the children's learning toy category.

We organize, operate and assess our business in two primary operating segments: U.S. and International. See Note 20—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K for certain detailed information on our segments and their financial results for the fiscal years ended December 31, 2010, 2009 and 2008.

RESULTS OF OPERATIONS

SUMMARY OF CONSOLIDATED RESULTS FOR FISCAL YEARS ENDED DECEMBER 31, 2010, 2009 and 2008

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
		(Dollars in millions)			
Net sales	$432.6	$379.8	$459.1	14%	(17%)
Gross margin *	41%	42%	40%	(1)**	2**
Operating expenses	171.2	166.4	241.7	3%	(31%)
Income (loss) from operations	7.8	(8.4)	(60.2)	193%	86%
Net income (loss) per share—basic and diluted	$ 0.08	$ (0.04)	$ (1.07)	300%	96%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Fiscal Year 2010 Compared to Fiscal Year 2009

Net sales for 2010 increased 14% as compared to 2009. The increase was primarily driven by the launch of Leapster Explorer in June 2010, a full year of sales of our Scout line of learning toys, which we launched late in the second quarter of 2009, and significantly lower retail inventory levels leading into the first and second quarters of 2010 as compared to 2009. Net sales for 2010 were not materially affected by foreign currency exchange rates.

Gross margin for 2010 declined 1% as compared to 2009 as a result of the decrease of five percentage points in the international segment, which was offset by the increase of one percentage point in the U.S. segment.

Operating expenses for 2010 increased 3% as compared to 2009, primarily due to an increase in advertising to support the launch of Leapster Explorer and to build consumer awareness of the Tag reading system. The increase was partially offset by a decrease in SG&A expenses driven by lower compensation related costs as a result of lower average headcount in 2010.

Income from operations of $7.8 million for 2010 increased by $16.2 million as compared to 2009. The improvement was primarily driven by an increase in net sales and offset by modest operating expense increases in 2010 as compared to 2009.

Our basic and diluted net income per share of $0.08 for 2010 increased by $0.12 per share as compared to 2009. The net loss in 2009 included a one-time favorable tax benefit of $7.8 million, or $0.12 per share, in connection with the release of tax reserves based on expired statutes of limitations.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net sales for 2009 declined 17% as compared to 2008. The decline was driven primarily by the high 2008 year-end retail inventory levels and depressed consumer spending due to the weakened economy, which led to lower shipments for the first three quarters of 2009. The 2008 year-end retail inventory levels impacted all business lines, but had the most profound impact on the mobile learning business, including both platforms and software-related content. Net sales for 2009 included a negative impact from changes in currency exchanges rates of one percentage point.

Gross margin improved two percentage points in 2009 to 42% as a result of a higher proportion of sales of high-margin products and reductions in sales returns allowances due lower retail inventory levels and the fact that we had no charges in 2009 related to the Consumer Product Safety Improvement Act as compared to 2008. In addition, we reduced our allowance for defective products, as claims have trended lower than expected. These increases were offset in part by increased use of discounting and promotions in 2009.

Operating expenses decreased 31% in 2009 as compared to 2008, primarily due to reduced headcount, reductions in advertising, and lower bad debt expense. The number of total fulltime employees declined 85, or 14%, from December 31, 2008 to December 31, 2009, due to a combination of reductions in force and the migration of certain aspects of our product development cycle to external parties. Advertising expense declined 42%, driven by a reduction in the amount of television-based advertising and fewer new platform launches as compared to 2008. Finally, bad debt expense declined $6.2 million, as the economy continued to stabilize and fewer retailers declared bankruptcy as compared to 2008.

Basic and diluted net loss per share improved $1.03 or 96% in 2009 as compared to 2008, reflecting primarily the decrease in our total net loss as well as a favorable tax benefit of $7.8 million in connection with the release of tax reserves based on expired statutes of limitations. The weighted average of basic and diluted common shares outstanding remained relatively level.

2011 Outlook

We expect continued modest economic improvement in 2011. However, high retail inventory levels as of December 31, 2010 may adversely impact sales to our retailers, thereby reducing our net sales in the first half of 2011 as compared to 2010. Offsetting the affect of high beginning retail inventory, we believe additional factors, such as our ability to leverage and grow our Learning Path, new product introductions across all categories, international expansion opportunities, and development and distribution of Leapfrog-branded digital content should positively impact our operating income in 2011. Further, we expect to continue operating at our lower cost structure, which should also contribute to improved operating income in 2011. Further, our expectations for 2011 operating income are subject to many uncertainties, including the timing and strength of any economic recovery and many other factors described in the risk factors set forth in Part I *"Risk Factors"* in Item 1A of this Form 10-K, there can be no assurance that consumer demand for our products will improve in 2011 compared to 2010.

OPERATING EXPENSES

Selling, General and Administrative Expenses

SG&A expenses consist primarily of salaries and related employee benefits, including stock-based compensation expense and other headcount-related expenses associated with executive management, finance, information technology, supply chain, facilities, human resources, other administrative headcount, legal and other professional fees, indirect selling expenses, systems costs, rent, office equipment and supplies.

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
		(Dollars in millions)			
SG&A expense	$75.6	$81.7	$ 114.8	(7%)	(29%)
As a percent of net sales	17%	22%	25%	(5)*	(3)*

* Percentage point increase (decrease)

Fiscal Year 2010 Compared to Fiscal Year 2009

SG&A expenses declined 7% during 2010 as compared to 2009. The decrease was primarily driven by lower compensation related expenses, including stock-based compensation, as a result of a lower average headcount in 2010.

Fiscal Year 2009 Compared to Fiscal Year 2008

SG&A expenses declined 29% during 2009 as compared to 2008, reflecting decreased headcount-related expenses and lower bad debt expense, partially offset by slightly higher severance expense than in 2008. Attrition and workforce reductions implemented during 2009 resulted in a 14% year-over-year decline in full time headcount, contributing to lower salary and bonus expenses. Bad debt expense declined $6.2 million as the economy began to stabilize and fewer retailers declared bankruptcy in 2009.

Research and Development Expenses

R&D expenses consist primarily of salaries, employee benefits, stock-based compensation and other headcount-related expenses associated with content development, product development, product engineering, third-party development and programming and localization costs to translate content for international markets. We capitalize external third-party costs related to content development, which are subsequently amortized into cost of sales in the statements of operations.

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
		(Dollars in millions)			
R&D expense	$35.1	$35.0	$48.5	— %	(28%)
As a percent of net sales	8%	9%	11%	(1)*	(2)*

* Percentage point increase (decrease)

Fiscal Year 2010 Compared to Fiscal Year 2009

R&D expenses for 2010 remained relatively level as compared to 2009 with no significant offsetting items.

Fiscal Year 2009 Compared to Fiscal Year 2008

R&D expenses declined 28% in 2009 as compared to 2008, reflecting lower headcount-related expenses, lower web development and lower product development costs. Workforce reductions implemented in 2009 resulted in a 13% year-over-year decline in full time headcount contributing to lower salary and bonus expenses. Web development costs decreased in 2009 as compared to 2008; in 2008, we made significant investments to build out web capabilities supporting our connected product strategy. Finally, product development costs declined as our largest platform launch in 2009, Tag Junior, leveraged much of the underlying Tag platform technology developed in prior years.

Advertising Expenses

Advertising expense consists of costs associated with marketing, advertising and promoting our products, including customer-related discounts and promotional allowances.

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
		(Dollars in millions)			
Advertising expense	$49.3	$39.3	$67.4	25%	(42%)
As a percent of net sales	11%	10%	15%	1*	(5)*

* Percentage point increase (decrease)

Fiscal Year 2010 Compared to Fiscal Year 2009

Advertising expenses for 2010 increased 25% as compared to 2009. The increase was primarily driven by increased costs to support the launch of Leapster Explorer and to build consumer awareness of the Tag reading system.

Fiscal Year 2009 Compared to Fiscal Year 2008

Advertising expenses declined 42% in 2009 as compared to 2008. The decrease was primarily as a result of our continued focus on efficient spending, given the expected net sales decline and fewer key product launches. More specifically, our marketing strategy leveraged more efficient alternatives, such as direct-to-consumer marketing programs through the Learning Path, instead of traditional marketing programs.

OTHER INCOME (EXPENSE)

The components of other income (expense) were as follows:

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
		(Dollars in millions)			
Other income (expense):					
Interest income	$ 0.2	$ 0.6	$ 2.3	(67%)	(74%)
Interest expense	(0.2)	(0.1)	(0.4)	(100%)	75%
Other, net	(1.8)	(2.0)	(8.2)	10%	76%
Total	$(1.8)	$(1.5)	$(6.3)	(20%)	76%

Fiscal Year 2010 Compared to Fiscal Year 2009

Interest income decreased during 2010 as compared to 2009 reflecting a reduction in the average balance of interest-bearing investments as well as lower interest rates in 2010 as compared to 2009.

The improvement in the other, net category was primarily due to the stabilization of the fair values of our investment in auction rate securities (" ARS"); we recorded a gain on sale of $0.5 million in 2010 as compared to a net impairment charge of $0.3 million in 2009. This improvement was offset by an increase in the amortization of fees related to the amended asset-based revolving credit facility entered into on August 13, 2009.

Fiscal Year 2009 Compared to Fiscal Year 2008

Interest income declined in 2009 compared with 2008, primarily due to lower average excess cash balances available for investment as well as lower interest rates in general.

The other, net category improved considerably as the fair value of our investment in ARS stabilized during the year, resulting in significantly lower impairment charges. This improvement was partially offset by higher bank commitment fee expense amortization associated with the renewal of our credit facility in August 2009.

INCOME TAXES

Our income tax provision (benefit) and effective tax rate were as follows:

	2010	2009	2008
		(Dollars in millions)	
Income tax provision (benefit)	$ 1.0	$ (7.2)	$ 1.9
Income (loss) before income taxes	6.0	(9.9)	(66.5)
Effective tax rate	17.2%	72.8%	(2.8%)

Calculation of the effective tax rate for all periods included a non-cash valuation allowance recorded against our domestic deferred tax assets.

The income tax expense for 2010 was primarily attributable to our foreign operations and amortization of the deferred tax liability for goodwill, and included $2.0 million of income tax benefit attributable to our domestic operations from the utilization of previously unrecognized net operating loss and tax credit carryforwards. The income tax benefit for 2009 was primarily attributable to the recognition of previously unrecognized tax benefits due to expirations of statutes of limitations in the amount of $7.8 million. The income tax expense in 2008 was primarily attributable to our foreign operations, which were offset partially by a U.S. federal income tax refund. In 2008, we received an income tax refund from the Internal Revenue Service ("IRS") in settlement of an audit related to our research and development carry-back claims for the years 2001 through 2003. The total 2008 income tax benefit attributable to this refund was $1.9 million, including interest paid by the IRS.

SUMMARY OF RESULTS BY SEGMENT FOR FISCAL YEARS ENDED DECEMBER 31, 2010, 2009 and 2008

We organize, operate and assess our business in two primary operating segments: United States and International. This presentation is consistent with how our chief operating decision maker reviews performance, allocates resources and manages the business.

Certain corporate-level operating expenses associated with sales and marketing, product support, human resources, legal, finance, information technology, corporate development, procurement activities, research and development, legal settlements and other corporate costs are charged entirely to our U.S. Segment, rather than being allocated between the U.S. and International segments. All related prior period financial data has been recast to conform to the current presentation.

The net sales, gross margin, total operating expenses and operating loss amounts in this section are presented on a basis consistent with accounting principles generally accepted in the United States ("GAAP") and on an operating segment basis consistent with our internal management reporting structure.

United States Segment

The U.S. Segment includes net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers, other retail stores and distributors, school-related distributors and resellers, and online store and other Internet-based channels. Certain corporate-level operating expenses associated with sales and marketing, product support, human resources, legal, finance, information technology, corporate development, procurement activities, research and development, legal settlements and other corporate costs are charged entirely to our U.S. Segment.

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
		(Dollars in millions)			
Net sales	$344.3	$306.5	$363.4	12%	(16%)
Gross margin *	43%	42%	40%	1**	2**
Operating expenses	150.4	146.2	202.9	3%	(28%)
Loss from operations	$ (3.0)	$ (18.5)	$ (55.9)	84%	67%

* Gross profit as a percentage of net sales
** Percentage point change in gross margin

Fiscal Year 2010 Compared to Fiscal Year 2009

Net sales for 2010 increased 12% as compared to 2009. The increase was primarily driven by the launch of Leapster Explorer in June 2010, full year of sales of our Scout line of learning toys, which we launched late in the second quarter of 2009, and significantly lower retail inventory levels leading into the first and second quarters of 2010 as compared to 2009.

Gross margin for 2010 increased one percentage point as compared to 2009, primarily due to an improved product mix, higher sales relative to fixed warehousing expense, and higher quality ending inventory resulting in lower inventory write-downs. This increase was partially offset by higher trade allowances.

Operating expenses for 2010 increased 3% as compared to 2009 primarily due to an increase in advertising mainly to support the launch of Leapster Explorer and to build consumer awareness of the Tag reading system.

Loss from operations of $3.0 million for 2010 was improved by $15.5 million as compared to 2009. The improvement was primarily driven by an increase in net sales increases, partially offset by moderate operating expense increases for 2010 as compared to 2009.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net sales decreased 16% in 2009 as compared with 2008, primarily due to the impact of high 2008 year-end retail inventory levels and suppressed consumer spending due to the weakened economy, as well as continued contraction of the education channel, offset by lower return-related expenses. The 2008 year-end retail inventory levels impacted all business lines, but had the most profound impact on the mobile learning business, including both platforms and software-related content.

Gross margin improved two percentage point in 2009 to 42% as a result of a higher proportion of sales of high-margin products and reductions in sales returns allowances due to lower retail inventory levels and the fact that we had no charges in 2009 related to the Consumer Product Safety Improvement Act as compared to 2008. In addition, we reduced our allowance for defective products, as claims have trended lower than expected.

Operating expense decreased 28% in 2009 as compared to 2008, primarily as a result of reduced headcount-related expenses in line with the continued focus on reducing our cost structure, significantly reduced television-based advertising in 2009 as compared to 2008, reduced advertising-related costs driven by fewer new platform launches in the year as compared to the prior year and lower bad debt expense. The total number of fulltime employees declined 14% from December 31, 2008 to December 31, 2009, due to a combination of reductions in force and the migration of certain aspects of our product development cycle to external parties. Bad debt expense declined $3.4 million as the economy began to stabilize and fewer retailers that sell our products declared bankruptcy compared to 2008.

Loss from operations improved 67% in 2009 as the net sales decline was largely offset by the significant decrease in operating expenses.

International Segment

The International segment includes the net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers and other outlets through our offices in the United Kingdom, France, Canada and Mexico as well as through distributors in markets such as Spain, Germany, Australia, Japan and China. Certain corporate-level operating expenses associated with sales and marketing, product support, human resources, legal, finance, information technology, corporate development, procurement activities, research and development, legal settlements and other corporate costs are not allocated to our International segments.

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
		(Dollars in millions)			
Net sales	$88.3	$73.3	$95.7	20%	(23%)
Gross margin *	36%	41%	36%	(5)**	5**
Operating expenses	20.8	20.2	38.8	3%	(48%)
Income (loss) from operations	$10.8	$10.1	$(4.3)	7%	335%

* Gross profit as a percentage of net sales
** Percentage point change in gross margin

Fiscal Year 2010 Compared to Fiscal Year 2009

Net sales for 2010 increased 20% as compared to 2009. The increase was primarily driven by the launch of Leapster Explorer in June 2010, full year of sales of our Scout line of learning toys, which we launched late in the second quarter of 2009, and significantly lower retail inventory levels leading into the first and second quarters of 2010 as compared to 2009. Net sales for 2010 included a 1% positive impact from changes in currency exchange rates.

Gross margin for 2010 decreased five percentage points as compared to 2009. The decrease was primarily driven by higher shipping costs and an increased use of discounts, partially offset by higher sales relative to fixed warehousing expense. In addition, the gross margin in 2009 benefited from an inventory-related adjustment resulting in a higher than usual gross margin.

Income from operations for 2010 increased 7% as compared to 2009. The increase was primarily driven by an increase in net sales, partially offset by lower gross margin for 2010 as compared to 2009.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net sales decreased 23% in 2009 from 2008, primarily due to the management's focus on profitability as well as the negative impact of higher than expected 2008 year-end retail inventory levels and suppressed consumer spending due to the weakened economy. Net sales for 2009 included a negative impact from changes in currency exchanges rates of two percentage points.

Gross margin improved five percentage points during 2009 due to a higher proportion of sales of high-margin products, a reduction in our allowance for defective products, as claims have trended lower than expected, and an inventory-related adjustment resulting in a high than usual gross margin, partially offset by increased discounting and promotions.

Operating expense decreased 48% in 2009 as compared to 2008, primarily driven by reduced headcount, reductions in advertising, and lower bad debt expense. The total number of fulltime international employees declined 16% from December 31, 2008 to December 31, 2009, primarily due to a combination of reductions in force and the consolidation of the administrative operations of our subsidiaries in France and the United

Kingdom. The decline in advertising expense was driven by a reduction in television-based advertising and fewer new platform launches as compared to 2008. Bad debt expense declined $2.8 million as the worldwide economy began to stabilize and fewer international retailers encountered liquidity problems or declared bankruptcy compared to 2008.

Income (loss) from operations improved significantly in 2009 as compared to 2008 as the gross margin improvement and significant decrease in operating expenses offset the decrease in net sales.

LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

Cash and cash equivalents totaled $19.5 million and $61.6 million at December 31, 2010 and 2009, respectively. The decrease in cash balance was due to inventory purchasing to support expected sales demand as well as timelier payments to our suppliers resulting in a significantly lower accounts payable balance. As of December 31, 2010, we did not have any cash equivalents.

As of December 31, 2010, we held $2.7 million, stated at fair value, in long-term investments in ARS. Due to the illiquidity of these investments, we have not included and do not intend, for the foreseeable future, to include them as potential sources of liquidity in our future cash flow projections. Thus, we do not anticipate that future declines in value, if any, will have an adverse impact on our future ability to support operations and meet our obligations as they come due.

We have an asset-backed revolving credit facility, which is discussed in more detail below, with a potential borrowing availability of $75.0 million. There were no borrowings outstanding on this line of credit at December 31, 2010.

Our accumulated deficit of $182.4 million at December 31, 2010 is not expected to have an impact on our future ability to operate, given our anticipated cash flows from operations and the availability of our credit facility.

Future capital expenditures are primarily planned for new product development and purchases related to the upgrading of our information technology capabilities. We expect that capital expenditures in 2011, including those for capitalized content and website development costs, will be funded with cash flows generated by operations. Capital expenditures were $22.5 million, including a $5.3 million purchase of intangible assets, $14.6 million, including a $0.2 million purchase of intangible assets, and $23.4 million in 2010, 2009 and 2008, respectively.

We believe that cash on hand, cash flow from operations and amounts available under our revolving credit facility will provide adequate funds for our foreseeable working capital needs and planned capital expenditures over the next twelve months. Our ability to fund our working capital needs and planned capital expenditures, as well as our ability to comply with all of the financial covenants of our credit facility, depend on our future operating performance and cash flows, which in turn are subject to prevailing economic conditions.

Cash Sources and Uses

The table below shows our sources and uses of cash for the three fiscal years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008	% Change 2010 vs. 2009	% Change 2009 vs. 2008
		(Dollars in millions)			
Cash flows provided by (used in):					
Operating activities	$(22.6)	$ (5.0)	$ 12.0	(352%)	(142%)
Investing activities	(21.2)	(13.3)	(23.4)	(59%)	43%
Financing activities	1.6	(0.2)	(0.2)	900%	— %
Effect of exchange rate fluctuations on cash	0.1	1.0	(2.8)	(90%)	136%
Increase (decrease) in cash and cash equivalents	$(42.1)	$(17.5)	$(14.4)	(141%)	(22%)

Fiscal Year 2010 Compared to Fiscal Year 2009

Net cash used in operating activities for 2010 increased $17.6 million, as compared to 2009, primarily due to a significantly higher inventory level purchased to support expected sales demand, and a decrease in associated accounts payable due to timelier payments, offset partially by increased cash collected from our accounts receivable.

Net cash used in investing activities increased $7.9 million, or 59%, for 2010 as compared to 2009, primarily due to a $5.3 million purchase of intangible assets related to the technology used in our Tag reading system. The remaining increase is primarily related to various computer hardware and software upgrades and maintenance, as well as new software purchases to further automate processes and better support operations.

Net cash provided by financing activities improved $1.8 million for 2010 as compared to 2009, primarily due to an increase in employee stock option exercises in response to a higher average company stock price during 2010 as compared to 2009.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net cash flow from operations in 2009 declined $17.0 million from 2008 as a result of a higher proportion of net sales in the fourth quarter of 2009, and the relative timing of sales within the fourth quarter. Net sales in the fourth quarter of 2009 increased 37% over the same period of 2008, with a significant portion of the sales occurring later in the quarter compared to the same period of 2008. While net inventory declined $29.0 million as a result of the stronger 2009 fourth quarter sales and effective production management, net accounts receivable increased $57.5 million. Given that a majority of the sales occurred later in the quarter, a larger proportion of 2009 sales were not due until 2010 as compared to sales at the end of 2008.

Net cash flow used in investing activities decreased $10 million in 2009 driven by reductions in capital expenditures, principally property and equipment and capitalized content, as well as proceeds received from the sale of part of our investment in ARS.

Seasonal Patterns of Cash Provided By (Used in) Operations

The table below shows our seasonal patterns of cash flow provided by (used in) operations by quarter for the fiscal years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
	(Dollars in millions)		
1st quarter	$ 34.5	$ 10.1	$ 18.1
2nd quarter	(27.2)	(20.6)	(30.7)
3rd quarter	(30.3)	(39.8)	(35.4)
4th quarter	0.4	45.3	60.0
Total, net for fiscal year	$(22.6)	$ (5.0)	$ 12.0

With the exception of 2008 and 2009, our cash flow from operations have generally been highest in the first quarter of the year when we collected the majority of our accounts receivable booked in the fourth quarter of the prior year. In 2008 and 2009, quarterly cash flows did not conform to this general pattern as a result of our tightened cash management practices in response to the economic crisis, leading to higher accounts payable balances. Thus, cash flow provided by operations was higher in the fourth quarter of 2008 and 2009 than in the first quarter of 2009 and 2010, respectively.

Cash flow used in operations tends to be highest in our third quarter, as collections from prior accounts receivables taper off and we invest heavily in inventory in preparation for the fourth quarter holiday season. Historically, cash flow generally turned positive again in the fourth quarter as we start to collect on the accounts receivables associated with the holiday season. Based on the shift in ordering patterns by retailers beginning in 2009, which resulted in orders being placed significantly later in the year, cash flows from operations in the fourth quarter of 2010 were significantly lower than has historically been the case in the fourth quarter of our fiscal year. As a result, we expect cash flows from operations in the first quarter of 2011 to be higher than previous years.

These seasonal patterns may vary depending upon general economic conditions and other factors.

Line of Credit and Borrowing Availability

On August 13, 2009, we entered into an amended and restated loan and security agreement for a $75.0 million asset-based revolving credit facility with Bank of America, N.A. and certain other financial institutions. We have granted a security interest in substantially all of our assets to the lenders as security for our obligations under the facility. Provided there is no default under the loan agreement and subject to availability of additional credit, we may elect, without the consent of any of the lenders, to increase the size of the credit facility under the loan agreement up to an aggregate of $150.0 million.

This credit facility superseded and replaced our previous $100.0 million credit facility, dated November 8, 2005, which would have otherwise expired in November 2010 and was terminated as of August 13, 2009 in connection with signing the amended and restated loan and security agreement.

The borrowing availability varies according to the levels of our accounts receivable and cash and investment securities deposited in secured accounts with the lenders. Subject to the level of this borrowing base, we may make and repay borrowings from time to time until the maturity of the facility. The interest rate is, at our election, Bank of America, N.A.'s prime rate (or base rate) or a LIBOR rate defined in the loan agreement, plus, in each case, an applicable margin. The applicable margin for a loan depends on the average daily availability for the most recent fiscal quarter and the type of loan. Availability under this agreement was $75.0 million as of December 31, 2010.

The loan agreement contains customary events of default, including for payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreement or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; change-in-control provisions; and the invalidity of guaranty or security agreements. If any event of default under the loan agreement occurs, the lenders may terminate their respective commitments, declare immediately due all borrowings under the facility and foreclose on the collateral. A cross-default provision applies if a default occurs on other indebtedness in excess of $5.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. We are also required to maintain a ratio of Earnings Before Interest, Taxes, Depreciation and Amortization to fixed charges, or EBITDA, as defined in the loan agreement, of at least 1.1 to 1.0 when the covenant is required to be tested. The ratio is measured only if certain borrowing-availability thresholds are not met.

During the fourth quarter of 2010, we borrowed a total of $42.0 million on the line with an interest rate per annum of 4.38% through the final repayment date, and repaid the full amount during the same quarter from cash provided by operations. We had no borrowings outstanding under this agreement at December 31, 2010.

On January 31, 2011, we entered into an amendment to the agreement that, among other things: (i) extends the maturity date of the agreement to August 13, 2013, (ii) reduces, starting January 1, 2011, the applicable interest rate margins to a range of 0.50% to 1.00% above the applicable base rate for base rate loans, as compared to 3.00% above the applicable base rate in the original agreement, and 2.25% to 2.75% above the applicable LIBOR rate for LIBOR rate loans, as compared to 4.00% above the applicable LIBOR rate in the original agreement, in each case depending on our borrowing availability, and (iii) reduces, starting January 1, 2011, the unused line fee to 0.375% per year if utilization of the line is greater than or equal to 50%, and to 0.50% per year if utilization of the line is less than 50%, as compared to 1.00% per year in the original agreement.

Contractual Obligations and Commitments

We have no off-balance sheet arrangements.

We conduct our corporate operations from leased facilities under operating leases. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. We account for rent expense on a straight-line basis over the term of the lease. The following table summarizes our outstanding contractual obligations at December 31, 2010.

		Payments Due In			
	Total	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
		(Dollars in millions)			
Operating leases	$22.3	$ 4.8	$ 9.3	$ 7.5	$ 0.7
Royalty guarantees	13.3	11.9	1.4	—	—
Total	$35.6	$16.7	$10.7	$ 7.5	$ 0.7

At December 31, 2010, we had no outstanding borrowings or letters of credit under our asset-backed line of credit facility with Bank of America, N.A. At December 31, 2010, we had $75.0 million of potential availability on the line. In addition, we had commitments to purchase inventory totaling approximately $36.1 million at December 31, 2010.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Our financial statements and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We believe that certain accounting policies, which we refer to as critical accounting policies, are particularly important to the portrayal of our financial position and results of operations and require the use of significant estimates and the application of significant judgment by our management. On an on-going basis, we evaluate our estimates, particularly those related to our critical accounting policies.

The following discussion highlights those policies and the underlying estimates and assumptions, which we consider critical to an understanding of the financial information in this report.

Revenue Recognition, Allowance for Doubtful Accounts, and Other Accounts Receivables and Revenue Reserves

We derived the majority of our revenue from sales of our technology-based learning products and related proprietary content. Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. For online content downloads, delivery is considered to occur when the download occurs. For professional training services, delivery is considered to occur when the training is performed. Amounts billed to customers for shipping and handling costs are recognized as revenue. Costs incurred to ship merchandise from warehouse facilities are recorded in cost of sales.

Net sales represent gross sales less estimated sales returns, allowances for defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements. Correspondingly, these allowances are recorded as reductions of gross accounts receivable.

We reduce gross accounts receivable balance by an allowance for amounts we believe may become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. Determining such allowance requires judgment, the result of which may have a significant effect on the amounts reported in accounts receivable. If changes in the economic climate or in the financial condition of any of our customers impair or improve their ability to make payments, adjustments to the allowances may be required.

We also provide estimated allowances against revenue and accounts receivable for sales returns, defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements in the same period that the related revenue is recorded. The allowances are estimated utilizing historical information, maximum known exposures and other available information including current retailer inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

Accounts receivable are reported on the balance sheet net of all provided allowances, which included the allowances for doubtful accounts of $0.8 million and $1.1 million as of December 31, 2010 and 2009, respectively.

Inventory Valuation

Inventories are stated at the lower of cost or market value, on a first-in, first-out basis. We record inventory costs on the balance sheet based on third-party contract manufacturer invoices, which include the contract manufacturers' costs for materials, labor and manufacturing overhead related to our products. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. Our estimate of the write-downs for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their estimated future usage, product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for our products and anticipated product selling prices were less favorable than those projected by our management, additional inventory write-downs would be required resulting in a negative impact on our gross margin. We monitor the estimates of inventory write-downs on a quarterly basis. When considered necessary, we make additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of sales. Inventories included write-downs for slow-moving, excess and obsolete inventories of $2.0 million and $4.0 million at December 31, 2010 and 2009, respectively.

Capitalization of Product Costs

We capitalize certain external costs related to the development of content for our learning products, including design, artwork, animation, layout, editing, voice, audio and software included in the learning products. Such costs are capitalized once the technological feasibility of the product is established and costs are determined to be recoverable. Amortization of these costs begins when the products are initially released for sale and continues over a two-year life using the straight-line method, and is included in cost of sales. We evaluate the future recoverability of capitalized amounts periodically and recognize write-downs of these amounts in the statements of operations as needed. Capitalized content costs that are cancelled, abandoned or otherwise deemed impaired are charged to cost of sales in the period of cancellation. Our evaluation in identified capitalized costs related to several platforms that had been discontinued, while the 2009 evaluation resulted in minor impairments and 2008 evaluation identified capitalized costs related to several platforms that had been retired or discontinued. Accordingly, we accelerated the amortization of these costs, resulting in an increase in cost of sales in the U.S. segment of $0.7 million, $0.3 million and $2.2 million in 2010, 2009 and 2008, respectively.

We also capitalize external website development costs ("website costs"), which primarily include third-party costs related to developing applications that are an integral component of certain products we market, as well as costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates, and costs to create initial graphics for the website that included the design or layout of each page. Website costs are amortized on a straight-line basis over two years. We evaluate the future recoverability of capitalized website costs periodically and if an impairment loss is considered to have occurred during the period, we accelerate the amortization and record it in "depreciation and amortization" in the statement of operations in the same period.

Our evaluations of capitalized content development costs and website costs require us to make complex and subjective judgments, using currently available data as well as projections about the potential impact of possible future events and conditions, which judgments and projections are inherently uncertain. If future events and conditions do not meet expectations, we make additional adjustments to reduce the expected realizable value of the assets, with corresponding increases to cost of sales. Capitalized content development costs and website costs are both included in "Capitalized product costs" on the balance sheet, net of accumulated amortization.

Goodwill and Other Intangible Assets

We review goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that warrant a review. These events or circumstances could include a significant change in the business climate, legal factors or operating performance indicators. Application of the goodwill impairment test requires significant judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit, and projections of future net cash flows, which projections are inherently uncertain. The fair value of each reporting unit is estimated using a combination of a market approach and a discounted cash flow methodology. The market approach requires considerable judgment in selecting comparable companies and estimating the multiples of revenue implied by their market values. The discounted cash flow methodology requires management to exercise judgment in selecting an appropriate discount rate and to make numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of our products, which are inherently difficult to predict. This is especially true when a significant portion of our future net sales is expected to be generated by both mature products as well as products introduced in 2010 and planned to be introduced in 2011. After analyzing our goodwill at December 31, 2010 and 2009, we concluded no impairment charge was required in either period. At December 31, 2010 and 2009 we had $25.2 million and $22.2 million of goodwill and other intangible assets, respectively.

Income Taxes

We account for income taxes using the asset and liability method. We calculate our deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The determination of our income tax assets, liabilities and expense requires us to make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates or variations in the actual outcome of expected future tax consequences may result in material increases or decreases in the tax provision or benefit in subsequent periods. We provide valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determination of whether or not a valuation allowance is warranted requires consideration of many factors, including prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Our financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. Our tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution. Such adjustments could have a material impact on our financial position, results of operations or cash flows.

Stock-based Compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally four years) using the straight-line method. Determining the fair value of stock-based compensation awards at grant date requires significant judgment and estimates regarding valuation variables such as volatility, expected forfeiture rates and the expected term of the awards. Stock-based compensation expense may be significantly affected by changes in our stock price, our actual forfeiture rates and the extent of future grants of equity awards. If actual results differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially affected.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in the United States and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in United States dollars ("USD"). Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

We manage our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program is to minimize the foreign currency exchange gain or loss reported in our financial statements, but the program does not always eliminate our exposure to movements of currency exchange rates. Our net hedging activities for the fiscal years ended December 31, 2010, 2009 and 2008 are summarized in the table below:

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Gains (losses) on foreign exchange forward contracts	$(204)	$ (55)	$ 874
Losses on underlying transactions denomincated in foreign currency	(146)	(404)	(2,092)
Net losses	$(350)	$(459)	$(1,218)

Our foreign exchange forward contracts generally have original maturities of one month or less. A summary of all foreign exchange forward contracts that were outstanding as of December 31, 2010 and 2009 is as follows:

	2010			2009		
	Average Forward Exchange Rate per $1	Notional Amount in Local Currency (1)	Fair Value of Instruments in USD (2)	Average Forward Exchange Rate per $1	Notional Amount in Local Currency (1)	Fair Value of Instruments in USD (2)
Currencies:						
British Pound (USD/GBP)	1.590	11,125	$ (62)	1.615	628	$(11)
Euro (USD/Euro)	1.336	3,748	(22)	1.435	4,113	171
Canadian Dollar (CAD/USD)	1.004	3,274	(31)	1.048	5,586	(4)
Mexican Peso (MXP/USD)	12.498	29,176	(17)	13.065	11,115	4
Total fair value of instruments in USD			$(132)			$160

(1) In thousands of local currency
(2) In thousands of USD

Cash equivalents and short-term and long-term investments are presented at fair value on our balance sheet. We invest our excess cash in accordance with our investment policy. At December 31, 2010, we did not hold any cash equivalents. As of December 31, 2009, our excess cash was invested only in money market funds. Any adverse changes in interest rates or securities prices may decrease the value of our investments and operating results.

We experience interest rate risk and impairment risk only on our long-term investment in ARS, as we have no long-term borrowings. We evaluate this investment on a quarterly basis and will continue to recognize impairment losses in the statements of operations, if and when they occur.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LEAPFROG ENTERPRISES, INC.
FORM 10-K
Index to Consolidated Financial Statements
For the Fiscal Year Ended December 31, 2010

Form 10-K

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the index at Item 15. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
February 22, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LeapFrog Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LeapFrog Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010 of LeapFrog Enterprises, Inc. and our report dated February 22, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
February 22, 2011

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19,479	$ 61,612
Accounts receivable, net of allowances for doubtful accounts of $776 and $1,119, respectively	157,646	147,378
Inventories	47,455	28,180
Prepaid expenses and other current assets	8,321	7,378
Deferred income taxes	1,678	2,066
Total current assets	234,579	246,614
Long-term investments	2,681	3,685
Deferred income taxes	989	1,263
Property and equipment, net	15,059	14,268
Capitalized product costs, net	13,184	14,917
Intangible assets, net	25,202	22,214
Other assets	1,786	3,034
Total assets	$ 293,480	$ 305,995
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 31,390	$ 58,263
Accrued liabilities	41,425	39,821
Income taxes payable	167	242
Total current liabilities	72,982	98,326
Long-term deferred income taxes	3,199	2,937
Other long-term liabilities	11,734	12,039
Stockholders' equity:		
Class A Common Stock, par value $0.0001; Authorized—139,500 shares; Issued and outstanding: 43,783 and 36,894, respectively	5	4
Class B Common Stock, par value $0.0001; Authorized—40,500 shares; Issued and outstanding: 20,961 and 27,141, respectively	2	3
Treasury stock	(185)	(185)
Additional paid-in capital	387,833	380,040
Accumulated other comprehensive income	292	158
Accumulated deficit	(182,382)	(187,327)
Total stockholders' equity	205,565	192,693
Total liabilities and stockholders' equity	$ 293,480	$ 305,995

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2010	**2009**	**2008**
Net sales	$432,564	$379,834	$459,059
Cost of sales	253,590	221,827	277,574
Gross profit	178,974	158,007	181,485
Operating expenses:			
Selling, general and administrative	75,566	81,702	114,811
Research and development	35,106	34,981	48,473
Advertising	49,314	39,331	67,361
Depreciation and amortization	11,183	10,406	11,044
Total operating expenses	171,169	166,420	241,689
Income (loss) from operations	7,805	(8,413)	(60,204)
Other income (expense):			
Interest income	203	556	2,294
Interest expense	(243)	(60)	(349)
Other, net	(1,790)	(1,959)	(8,221)
Total other expense	(1,830)	(1,463)	(6,276)
Income (loss) before income taxes	5,975	(9,876)	(66,480)
Provision for (benefit from) income taxes	1,030	(7,188)	1,874
Net income (loss)	$ 4,945	$ (2,688)	$ (68,354)
Net income (loss) per share:			
Class A and B—basic and diluted	$ 0.08	$ (0.04)	$ (1.07)
Weighted average shares used to calculate net income (loss) per share:			
Class A and B—basic	64,368	63,914	63,641
Class A and B—diluted	65,627	63,914	63,641

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Years Ended December 31,		
	2010	2009	2008
Common stock and paid-in capital:			
Balance, beginning of year:			
Class A shares	$ 4	$ 4	$ 4
Class B shares	3	3	3
Treasury stock	(185)	(185)	(185)
Paid-in capital	380,040	366,798	355,900
Total, beginning of year	379,862	366,620	355,722
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	1,883	77	624
Net cash paid for payroll taxes on restricted stock unit releases	(262)	(275)	(840)
Stock-based compensation expense	6,172	10,696	11,109
Recognition of previously unrecognized tax benefits	—	2,744	—
Other	—	—	5
Balance, end of year	387,655	379,862	366,620
Accumulated other comprehensive income (loss):			
Balance, beginning of year	158	(2,055)	4,036
Cumulative translation adjustment	251	2,006	(6,689)
Temporary gain (loss) on investment in auction rate securities, net of tax	(117)	207	598
Balance, end of year	292	158	(2,055)
Accumulated deficit:			
Balance, beginning of year	(187,327)	(184,639)	(116,285)
Net income (loss)	4,945	(2,688)	(68,354)
Balance, end of year	(182,382)	(187,327)	(184,639)
Total stockholders' equity, end of year	$ 205,565	$ 192,693	$ 179,926

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2010	**2009**	**2008**
Operating activities:			
Net income (loss)	$ 4,945	$ (2,688)	$(68,354)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	20,337	20,495	22,954
Deferred income taxes	662	(7,351)	(68)
Stock-based compensation expense	6,172	10,696	11,109
Impairment of investment in auction rate securities	—	431	6,561
Gain on sale of long-term investments	(454)	—	—
Loss on disposal of long-term assets	117	1,100	434
Allowance for doubtful accounts	355	(1,194)	5,045
Other changes in operating assets and liabilities:			
Accounts receivable, net	(10,334)	(54,745)	27,750
Inventories	(19,178)	29,328	(7,919)
Prepaid expenses and other current assets	(924)	3,605	8,950
Other assets	1,248	(824)	1,866
Accounts payable	(26,980)	2,496	11,463
Accrued liabilities	1,512	(5,368)	(11,773)
Long-term liabilities	(38)	(988)	3,785
Income taxes payable	(75)	13	155
Net cash provided by (used in) operating activities	(22,635)	(4,994)	11,958
Investing activities:			
Purchases of property and equipment	(9,547)	(6,345)	(11,434)
Capitalization of product costs	(7,617)	(7,977)	(11,863)
Purchases of intangible assets	(5,335)	(235)	—
Sales of investments	1,263	1,282	—
Net cash used in investing activities	(21,236)	(13,275)	(23,297)
Financing activities:			
Proceeds from stock option exercises and employee stock purchase plans	1,883	77	624
Net cash paid for payroll taxes on restricted stock unit releases	(262)	(275)	(840)
Borrowing on line of credit	42,000	—	30,000
Paydown on line of credit	(42,000)	—	(30,000)
Net cash provided by (used in) financing activities	1,621	(198)	(216)
Effect of exchange rate changes on cash	117	978	(2,804)
Net change in cash and cash equivalents	(42,133)	(17,489)	(14,359)
Cash and cash equivalents, beginning of period	61,612	79,101	93,460
Cash and cash equivalents, end of period	$ 19,479	$ 61,612	$ 79,101
Supplemental disclosures of cash flow information:			
Cash paid for interest expense	$ (222)	$ (117)	$ (247)
Cash (paid) refunded for income taxes, net	$ 281	$ (164)	$ (5,654)
Non-cash investing and financing activities:			
Temporary gains on auction rate securities, net	$ 194	$ 435	$ 598

See accompanying notes

LEAPFROG ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1. Ownership and Business

LeapFrog Enterprises, Inc. (collectively, the "Company" or "LeapFrog" unless the context indicates otherwise) designs, develops and markets a family of innovative technology-based learning platforms and related proprietary content primarily for infants and for children through age nine, both at home and in schools around the world. LeapFrog has developed a number of learning platforms that support a broad library of software titles covering subjects such as phonics, reading, writing, and math. In addition, LeapFrog has a broad line of stand-alone educational products, or learning toys, that do not require the separate purchase of software and are generally targeted at children from infancy through age five. The Company's products are sold through retailers, distributors, directly to consumers at its web store and directly to schools. LeapFrog products are available in five languages (including Queen's English).

Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, Chief Executive Officer ("CEO") of Oracle Corporation, holds a majority of the voting power of the Company's outstanding stock.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company's consolidated financial statements include the accounts of LeapFrog and its wholly owned subsidiaries organized in the United Kingdom, Canada, France, Mexico, Hong Kong and China. Inter-company accounts and transactions have been eliminated in consolidation.

Foreign Currencies

LeapFrog measures and records the assets, liabilities and operations of its foreign operations using the functional currency of the country in which the operations are located and utilizes the U.S. dollar as its reporting currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments resulting from this process are charged or credited to "accumulated other comprehensive income," an equity account. Foreign currency transaction gains and losses are included in income as incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult, and subjective judgments include the evaluation of the Company's accounts receivable-related allowances for doubtful accounts receivable, sales returns, defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements, the valuation and nature of impairments of financial instruments, valuation and amortization of capitalized product costs, inventory valuation, the recognition, measurement and valuation of current and deferred income tax assets and liabilities, valuation of goodwill and stock-based compensation assumptions. These estimates involve the consideration of complex factors and require management to make judgments. The analysis of historical and future trends can require extended periods of time to resolve, and are subject to change from period to period. The actual results experienced may differ from management's estimates.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Revenue Recognition

The Company derives the majority of its revenue from sales of its technology-based learning products and related proprietary content. Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. For online content downloads, delivery is considered to occur when the download occurs. For professional training services, delivery is considered to occur when the training is performed. Amounts billed to customers for shipping and handling costs are recognized as revenue. Costs incurred to ship merchandise from warehouse facilities are recorded in cost of sales.

Net sales consist of gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated sales returns, allowances for defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements. Correspondingly, these allowances are recorded as reductions of gross accounts receivable.

Allowances for Doubtful Accounts, Sales Returns, Defective Products and Promotions

The Company reduces gross accounts receivable by an allowance for amounts it believes may become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. The provision for uncollectible accounts is included in selling, general and administrative ("SG&A") expense in the statements of operations.

The Company also provides estimated allowances against revenue and accounts receivable for sales returns, defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements in the same period that the related revenue is recorded. The allowances are estimated utilizing historical information, maximum known exposures and other available information including current retailer inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

Accounts receivable are reported on the balance sheet net of all provided allowances.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less.

Fair Value of Financial Instruments

Fair values of the Company's financial instruments, consisting of short-term money market funds and long-term investments in auction rate securities ("ARS"), reflect the estimates of exit price, or the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The Company recognizes impairments to the carrying values of its financial instruments when their fair values decline below their carrying values. A systematic methodology is employed on a quarterly basis that considers available quantitative and qualitative evidence in evaluating investments for potential impairment. If the cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, the duration of and the extent to which the fair value is less than cost and the Company's intent and ability to hold the investment. Further, the Company considers specific adverse conditions related to the financial health of and business outlook for the investees, rating agency actions, the overall financial health of the macro-economy and the financial markets, as well as the ability to liquidate the investments at par, given prevailing and anticipated circumstances. The Company retains qualified third parties to perform independent valuations of its ARS quarterly and considers these evaluations in its impairment evaluation process.

The Company bifurcates other-than-temporary impairments based on the portion of the loss related to credit factors and the portion of the loss that is not related to credit factors. The credit loss portion is the difference between the amortized cost of the security and the Company's best estimate of the present value of the cash flows expected to be collected from the debt security. The noncredit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to investment income, and the noncredit loss portion is recorded as a separate component of other comprehensive income. Prior to the second quarter of fiscal year 2009, the entire other-than-temporary impairment charge was recognized in earnings for all debt securities. Subsequent recoveries in value are recorded to the accumulated other comprehensive income.

Inventory Valuation

Inventories are stated at the lower of cost or market value, on a first-in, first-out basis. The Company records inventory costs on the balance sheet based on third-party contract manufacturer invoices, which include the contract manufacturers' costs for materials, labor and manufacturing overhead related to its products. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. The Company's estimate of write-downs for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their estimated future usage, product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for the Company's products and anticipated product selling prices were less favorable than those projected by management, additional inventory write-downs would be required, resulting in a negative impact on the gross margin.

The Company monitors the estimates of inventory write-downs on a quarterly basis. When considered necessary, the Company makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of sales.

Capitalized Product Costs

The Company capitalizes certain external costs related to the development of content for its learning products, including design, artwork, animation, layout, editing, voice, audio and software included in the learning products. Such costs are capitalized once the technological feasibility of the product is established and costs are determined to be recoverable. Amortization of these costs begins when the products are initially released for sale and continues over a two-year life using the straight-line method, and is included in cost of sales. The Company evaluates the future recoverability of capitalized amounts periodically and recognizes write-downs of these amounts in cost of sales as needed. Capitalized content costs that are cancelled, abandoned or otherwise deemed impaired are charged to cost of sales in the period of cancellation.

The Company also capitalizes external website development costs ("website costs"), which primarily include third-party costs related to developing applications that are an integral component of certain products the Company markets, as well as costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates, and costs to create initial graphics for the website that included the design or layout of each page. Website costs are amortized on a straight-line basis over two years. The Company evaluates the future recoverability of capitalized website costs periodically and if an impairment loss is considered to have occurred during the period, accelerates the amortization and records it in "depreciation and amortization" in the statement of operations in the same period.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally between two and three years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Amortization of equipment under capital leases, if any, is included in depreciation expense. Depreciation expense for manufacturing tools is included in cost of sales.

Goodwill

The Company reviews its goodwill for impairment using a two step test at least annually on December 31, and between annual tests if events occur or circumstances change that warrant a review. When evaluating goodwill for impairment, the Company first compares the fair value of the reporting unit(s) to which the goodwill is allocated, to the carrying value of the unit(s) to determine if there is an impairment loss. If the fair value of the reporting unit exceeds its carrying value, goodwill allocated to that unit is considered not impaired. If the inverse is true, the unit is considered to be impaired and the Company must then complete the second step of the test which calls for a fair value analysis of the individual assets and liabilities assigned to the reporting unit to determine the amount of impairment to record. Application of the goodwill impairment test requires significant judgment by management, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit and projections of future net cash flows, which projections are inherently uncertain.

The Company considers the results generated from using both of the following approaches to estimate the fair value of each relevant reporting unit to complete the first step of the impairment test:

1. The market approach is used to develop indications of fair value. This approach uses market values and revenue multiples of other publicly traded companies engaged in the same or similar lines of business as ours.
2. The discounted cash flow ("DCF") methodology is used to develop an additional estimate of fair value. The DCF methodology recognizes that current value is premised on the expected receipt of future economic benefits. Indications of value are developed by discounting projected future net cash flows to their present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

The determination of whether goodwill is impaired involves numerous assumptions, estimates and the application of significant judgment. For the market approach, considerable judgment is required to select comparable companies and to estimate the multiples of revenue implied by their market values. For the DCF methodology, management must exercise judgment in selecting an appropriate discount rate and must also make numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of the Company's products, which are inherently difficult to predict.

Research and Development Costs

Internal and external research and development costs incurred before a project reaches technological feasibility are expensed as incurred. External costs incurred after a project reaches technological feasibility are capitalized. Capitalized costs are amortized into cost of sales when the product is released to the market, over two years using the straight-line method. Capitalized research and development costs are reviewed for future recoverability periodically. Impairment losses are charged to cost of sales in the period in which they occur.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The Company's direct costs of advertising, in-store displays and promotion programs are expensed as incurred.

Under arrangements with certain of its customers, the Company reduces the net selling price of its products as an incentive (sales allowances) for the customers to independently promote LeapFrog products for resale. If the benefits LeapFrog receives from the customer in these cooperative sales or advertising arrangements are not specifically identifiable, the Company recognizes the costs as a direct reduction of revenue earned from the customer during the period, with a corresponding reduction in accounts receivable. In those cases where the benefits received from the customer are sufficiently separable and can be specifically identified, these costs are included as advertising expense during the fiscal period in which the advertisements are run.

Royalty Expense

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, illustrations and trade names throughout specified geographic territories. Royalty payments are typically calculated as a percentage of the unit product selling price. Royalty expense is recorded when the products are shipped to a customer and is reported under cost of sales in the statements of operations.

Derivative Financial Instruments

The Company transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar, Euro and Mexican Peso. As a safeguard against financial exposure from potential adverse changes in currency exchange rates, the Company engages in a foreign exchange hedging program. The program utilizes foreign exchange forward contracts that generally settle within 30 to 60 days to enter into fair value hedges of foreign currency exposures of underlying non-functional currency assets and liabilities that are subject to re-measurement. The exposures are generated primarily through inter-company sales in foreign currencies and through U.S. Dollar-denominated sales by the Company's foreign affiliates. The hedging program is designed to reduce, but does not always eliminate, the impact of the re-measurement of balance sheet items due to movements of currency exchange rates.

LeapFrog does not use forward exchange hedging contracts for speculative or trading purposes. All forward contracts are carried on the balance sheet at fair value as assets or liabilities. The estimated fair values of forward contracts are based on quoted market prices for similar assets and liabilities. The corresponding gains and losses are recognized immediately in earnings as an offset to the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in "other income (expense)" in the statements of operations.

The Company believes that the counterparties to these contracts, multinational commercial banks, are creditworthy; thus, the risks of counterparty nonperformance associated with these contracts are not considered to be significant. The Company updates its evaluation of the creditworthiness of its counterparties on a quarterly basis. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The determination of the Company's income tax assets, liabilities and expense requires management to make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates or variations in the actual outcome of expected future tax consequences may result in material increases or decreases in the tax provision or benefit in subsequent periods.

Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determination of whether or not a valuation allowance is warranted requires consideration of many factors, including prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. The Company's tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Stock-Based Compensation

Pursuant to the Company's 2002 Equity Incentive Plan and its 2002 Non-Employee Directors' Stock Award Plan, the Company issues stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs") to its employees, directors and occasionally to non-employee service providers, to purchase shares of the Company's Class A common stock. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally four years) using the straight-line method.

The Company's management reviews and updates its estimates of the variables used to calculate grant date fair values of the awards quarterly and adjusts its valuation model as necessary.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of the Company's net loss, gains and losses on the translation of foreign currency denominated financial statements and temporary gains and non-credit losses on investments.

(In thousands, except per share data)

Net Income (Loss) per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Class A and Class B common stock ("common shares") outstanding during the reporting period. Diluted earnings per share is computed by dividing net income by the combination of dilutive common share equivalents, which comprises common shares issuable under the Company's share-based compensation plans, and the weighted average number of common shares outstanding during the reporting period. Dilutive common share equivalents include in-the-money common share equivalents; whether common share equivalents are "in-the-money" is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an option, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when the option is exercised are assumed to be used to repurchase shares in the current period.

3. Fair Value of Financial Instruments and Investments

Fair value is defined by authoritative guidance as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

- Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets. As of December 31, 2010, the Company's did not hold any Level 1 assets.
- Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument. Such inputs could be quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets), or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

  The Company's Level 2 assets and liabilities consist of outstanding foreign exchange forward contracts used to hedge its exposure to certain foreign currencies, including the British Pound, Canadian Dollar, Euro, and Mexican Peso. The Company's outstanding foreign exchange forward contracts, all with maturities of approximately one month, had notional values of $28,293 and $13,277 at December 31, 2010 and 2009, respectively. The fair market values of these instruments as of the same periods were $(132) and $160, respectively. The fair value of these contracts was recorded in prepaid expenses and other current assets for all periods presented.
- Level 3 includes financial instruments for which fair value is derived from valuation techniques, including pricing models and discounted cash flow models, in which one or more significant inputs, including the Company's own assumptions, are unobservable.

  The Company's Level 3 assets consist of investments in ARS. Currently, there is no active market for these securities; therefore, they do not have readily determinable market values. The Company has engaged a third-party valuation firm to estimate the fair value of the ARS investments using a discounted cash flow approach. Based on this valuation, the ARS investments were valued at $2,681 at

(In thousands, except per share data)

December 31, 2010, which represents an overall decline in value of $1,319 from par. The assumptions used in preparing the discounted cash flow model are based on data available as of December 31, 2010 and include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. Given the current market environment, these assumptions are volatile and subject to change. Contractual maturity for the Company's ARS investments ranges from 2033 to 2050.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Estimated Fair Value Measurements			
	Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010:				
Financial Assets:				
Long-term investments	$ 2,681	$ —	$ —	$2,681
Financial Liabilities:				
Forward currency contracts	$ (132)	$ —	$(132)	$ —
December 31, 2009:				
Financial Assets:				
Money market funds	$42,801	$42,801	$ —	$ —
Long-term investments	3,685	—	—	3,685
Forward currency contracts	160	—	160	—
Total financial assets	$46,646	$42,801	$ 160	$3,685

For the years ended December 31, 2010 and 2009, the Company accounted for the sale of ARS investments during the quarter as follows:

	Long-term Investments (Balance Sheets)	Accumulated Other Comprehensive Income (Balance Sheets)	Accumulated Losses on Investments (Statements of Operations)
Balance at December 31, 2008	$ 4,962	$ —	$(9,038)
Gain (loss) for the year ended December 31, 2009	143	574	(431)
Sale of ARS investments	(1,420)	(139)	143
Balance at December 31, 2009	3,685	435	(9,326)
Sale of ARS investments	(1,004)	(194)	454
Balance at December 31, 2010	$ 2,681	$ 241	$(8,872)

During the year ended December 31, 2010, the Company tendered for sale four of its ARS investments resulting in a cumulative realized gain of $454. The tendered holdings had been written down in previous years by $7,191. In addition, the Company did not incur any unrealized gains or losses on its remaining ARS investments for the year ended December 31, 2010.

(In thousands, except per share data)

During the year ended December 31, 2009, there was a $431 decline in the Company's estimated cash flows expected to be collected on its ARS investments, of which $409 was determined to be credit-related and therefore reported as a reduction to earnings. Also during the year, the Company tendered one of its ARS investments, which had been written down by $580 in prior years from the original par value of $2,000, resulting in a $143 gain.

4. Inventories

The Company's inventories, stated on a first-in, first-out basis at the lower of cost or market as of December 31, 2010 and 2009 were as follows:

	December 31, 2010	December 31, 2009
Raw materials	$ 3,277	$ 1,739
Finished goods	44,178	26,441
Total	$47,455	$28,180

During 2010, 2009 and 2008, the Company recorded net sales of inventory written down in the previous year resulting in a benefit to gross margin of $1,997, $2,899 and $1,016, respectively.

At December 31, 2010 and 2009, there were no accrued liabilities for cancelled purchase orders.

5. Property and Equipment

As of December 31, 2010 and 2009, property and equipment consisted of the following:

	December 31, 2010	December 31, 2009
Tooling, cards, dies and plates	$ 16,250	$ 14,053
Computers and software	36,729	30,920
Equipment, furniture and fixtures	3,650	3,939
Leasehold improvements	4,347	4,226
	60,976	53,138
Less: accumulated depreciation	(45,917)	(38,870)
Total	$ 15,059	$ 14,268

Property and equipment, with the exception of leasehold improvements is depreciated on a straight-line basis over a period of two to three years. Leasehold improvements are depreciated over the shorter of their useful life or the term of the lease. Depreciation expense for tooling cards, dies and plates is charged to cost of sales in the statement of operations as the expense relates directly to the product manufacturing process. The expense charged to cost of sales was $2,238, $3,193 and $2,486 for the three years ended December 31, 2010, 2009 and 2008, respectively.

Depreciation expense related to the remainder of property and equipment included in depreciation and amortization expense in the statements of operations was $6,401, $7,395 and $7,631 for the three years ended December 31, 2010, 2009 and 2008, respectively.

(In thousands, except per share data)

At December 31, 2010 and 2009, equipment, furniture and fixtures included $22 and $10, respectively, of assets acquired under capital leases. The depreciation expense on these assets was $31 and $23 for the years ended December 31, 2010 and 2009, respectively. The related capital lease obligation was reflected on the balance sheet in accrued liabilities.

6. Capitalized Product Costs

The Company's capitalized product costs include external costs related to the development of content for its learning products and external website development costs for its website. The Company's capitalized product costs as of December 31, 2010 and 2009 were as follows:

	December 31,	
	2010	2009
Content costs	$ 31,603	$ 28,309
Website development costs	8,613	4,945
Less: accumulated amortization	(27,032)	(18,337)
Total	$ 13,184	$ 14,917

The amortization expense related to content development is charged to cost of sales in the statement of operations and totaled $6,916, $6,896 and $8,674 for the three years ended December 31, 2010, 2009 and 2008, respectively. Amortization expense related to website development is included in depreciation and amortization expense and totaled $2,434, $2,391 and $1,333 for the three years ended December 31, 2010, 2009 and 2008, respectively.

The Company performs a periodical impairment evaluation of capitalized product development costs. The Company's evaluation in 2010 identified capitalized costs related to platforms that were in the process of being discontinued or non-performing titles, while the 2009 evaluation resulted in minor impairments and 2008 evaluation identified capitalized costs related to several platforms that had been retired or discontinued. Accordingly, the Company accelerated the amortization of these costs, resulting in an increase in cost of sales in the United States segment of $720, $279 and $2,197 in 2010, 2009 and 2008, respectively. The fully amortized assets no longer in use, which were written off in 2010 was immaterial.

7. Intangible Assets, net

The Company's intangible assets, net, as of December 31, 2010 and 2009 were as follows:

	December 31,	
	2010	2009
Intellectual property, license agreements and other intangibles	$ 16,690	$11,355
Less: accumulated amortization	(11,037)	(8,690)
	5,653	2,665
Goodwill	19,549	19,549
Total	$ 25,202	$22,214

In February 2010, the Company acquired, for $5,335, intangible assets related to the rights to use an application-specific integrated circuit technology included in its Tag and Tag Junior reading systems. The purchased intangible assets are being amortized to operating expense on a straight-line basis over three years.

(In thousands, except per share data)

In 2004, the Company entered into a ten-year license agreement with a third party to use the third party's technology in a Company platform and related products. The $6,000 license fee is included in intangible assets on the balance sheet and is being amortized to operating expense on a straight-line basis over the life of the contract.

The estimated future amortization expense of the Company's intangible assets other than goodwill as of December 31, 2010 is as follows:

	Amount
Fiscal Year	
2011	$2,476
2012	2,379
2013	748
2014	50
Total	$5,653

The Company's goodwill is related to its 1997 acquisition of substantially all the assets and business of its predecessor, LeapFrog RBT, and its 1998 acquisition of substantially all the assets of Explore Technologies. All of its goodwill is allocated to the Company's United States segment.

The Company performed the annual test for impairment as of December 31, 2010 and 2009, and concluded that its goodwill balance of $19,549 had not been impaired.

8. Accrued Liabilities

The Company's accrued liabilities as of December 31, 2010 and 2009 were as follows:

	December 31,	
	2010	**2009**
Advertising and promotion	$ 9,995	$ 9,549
Royalties payable	9,145	10,581
Employee-related expenses	8,251	4,210
Deferred revenue	2,788	1,770
Manufacturing and warehousing	2,457	3,968
Marketing, consulting and web-related	2,243	2,746
Facilities-related closure costs	708	234
One-time termination benefits	376	1,587
Other	5,462	5,176
Total	$41,425	$39,821

During the fourth quarter of 2008, the Company implemented a company-wide reduction in force resulting in a significant reduction in employee-related expenses accrued at December 31, 2009. In addition, the bonus accrual for 2010 was significantly higher than for 2009 as performance targets were not met in 2009.

One-time termination benefits accrued at December 31, 2010 were primarily as a result of the headcount reduction during the fourth quarter of 2010 in the United States. One-time termination benefits accrued at

(In thousands, except per share data)

December 31, 2009 were as a result of consolidation of the Company's administrative operations and the termination of several senior-level employees in the United States, France and United Kingdom. The liabilities were recorded at fair value, which equaled the stated value of the benefits.

In December 2010, the Company terminated its lease in one of the remaining three suites in its Emeryville, California headquarters and vacated the site in early January 2011. As a result, the Company incurred $477 of termination fees, which was fully accrued as of December 31, 2010.

In the fourth quarter of 2008, the Company ceased using its school-related facility in Austin, Texas related to its former School segment and one of four suites in its Emeryville, California headquarters and vacated both office sites. The fair values of future lease expenses were calculated based on the net of the remaining contractual lease rental payments reduced by estimated sublease rentals that management believes could be reasonably obtained for the facilities, discounted to present value using the Company's credit-adjusted risk-free rate of 5.37%, and then offset by deferred rent credits. During the second quarter of 2009, the Company sublet the vacated suite at its headquarters to a third party. As of December 31, 2010 and 2009, the facilities closure liabilities were $423 and $495, respectively, of which, $231 and $234 were included in current liabilities and $192 and $261were included in other long-term liabilities.

9. Income Taxes

The Company's income (loss) before taxes included the following components:

	Years Ended December 31,		
	2010	2009	2008
United States	$3,367	$(10,399)	$(63,509)
Foreign	2,608	523	(2,971)
Total	$5,975	$ (9,876)	$(66,480)

The components of the provision for (benefit from) income taxes were as follows:

	Years Ended December 31,		
	2010	2009	2008
Current:			
Federal	$ (79)	$(7,969)	$ (372)
State	(88)	(219)	240
Foreign	404	461	1,983
Total current	237	(7,727)	1,851
Deferred:			
Federal	314	85	854
State	29	43	43
Foreign	450	411	(874)
Total deferred	793	539	23
Grand total	$1,030	$(7,188)	$1,874

(In thousands, except per share data)

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% were as follows:

	Years Ended December 31,		
	2010	2009	2008
Income tax (benefit) at the statutory rate	$ 2,091	$(3,456)	$(23,268)
State income taxes	(49)	(219)	283
Foreign tax rate differential	(265)	(137)	588
Interest and penalties	285	926	1,288
Nondeductible items	110	320	1,534
Release of unrecognized tax benefit	(453)	(7,804)	—
IRS refunds	—	—	(1,918)
Other	347	(32)	1,966
Change in federal valuation allowance	(1,036)	3,214	21,402
Income tax provision (benefit)	$ 1,030	$(7,188)	$ 1,874

State income tax expense above included a valuation allowance of $1,209, $1,080 and $3,225 for 2010, 2009 and 2008, respectively. State income tax expense also included interest and penalties of $0, $51 and $157 for 2010, 2009 and 2008, respectively. The tax benefit for 2009 includes a $7,804 benefit from the recognition of previously unrecognized tax benefits, including $3,143 of accrued interest, due to expiring statute of limitations.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $18,677 at December 31, 2010. The earnings are considered to be permanently reinvested and, accordingly, no deferred United States income taxes have been provided thereon. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

Deferred income taxes reflect the impact of "temporary differences" between asset and liability amounts for financial reporting purposes and such amounts as determined based on existing tax laws. The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	December 31,	
	2010	2009
Deferred tax assets:		
NOL and credits carryover	$ 100,233	$ 96,747
Inventory and other reserves	4,574	5,981
Depreciation and amortization	6,545	14,699
Other	20,322	17,993
Less: valuation allowance	(128,969)	(132,018)
Total deferred tax assets	$ 2,705	$ 3,402
Deferred tax liabilities:		
Goodwill	3,223	2,993
Total deferred tax liabilities	$ 3,223	$ 2,993

Starting in 2006, the Company recorded a non-cash charge to establish a valuation allowance against all of its gross domestic deferred tax assets. Due to the Company's domestic cumulative net operating losses for the most

(In thousands, except per share data)

recent three year period, the Company continues to have a full valuation allowance established against its domestic deferred tax assets. The valuation allowance in both 2010 and 2009 includes $8,503 related to excess tax benefits of stock option deductions prior to the adoption of the authoritative guidance regarding stock-based compensation. The benefits will increase additional paid-in capital when realized. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Should the Company determine that it would be able to realize all or part of its deferred tax asset in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. The majority of the Company's domestic deferred tax assets generally have 10 to 20 years until expiration or indefinite lives.

As of December 31, 2010, the Company had federal net operating loss carryforwards of $221,998 which will expire between 2025 through 2029. State net operating loss carryforwards totaling $232,999 as of December 31, 2010, will expire in years 2011 through 2031. The valuation allowance was reduced in the current year due to the utilization of certain net operating loss and state tax credit balances. In addition, the Company had $2,908 related to excess tax benefits of stock option deductions which are not included in the net operating loss carryforward amounts above since they have not met the required realization criteria. The Company follows the tax law ordering rules and the tax benefits from these deductions will increase additional paid-in capital when realized. As of December 31, 2010, the Company also had federal and California research and development credit carryforwards of $4,162 and $6,372, respectively. The federal research carryforwards will begin to expire in 2023, while the California research credits can be carried forward indefinitely. In addition, the Company has $4,007 in federal foreign tax credits that will begin expiring in 2017.

The changes in the balance of gross unrecognized tax benefits, during the years ended December 31, 2010 and 2009 were as follows:

	Years Ended December 31,		
	2010	**2009**	**2008**
Balance at beginning of year	$22,080	$28,991	$30,727
Gross increase—tax positions taken during a prior period	310	978	1,365
Gross decrease—tax positions taken during a prior period	(996)	(1,214)	(3,591)
Increases due to tax positions taken during the current period	440	633	1,415
Decreases in the unrecognized tax benefits relating to statute of limitations expiration	(226)	(7,308)	—
Decreases in the unrecognized tax benefits relating to settlements with taxing authorities	—	—	(925)
Balance at end of year	$21,608	$22,080	$28,991

The balances of gross unrecognized tax benefits at December 31, 2010, 2009 and 2008 are $21,608, $22,080 and $28,991, respectively, of which $7,226, $8,044 and $15,769 would affect the Company's effective tax rate if recognized. However, an additional $14,382, $14,036 and $13,222 would impact the Company's effective rate if the valuation allowance currently established against the Company's domestic deferred tax assets were to reverse.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Income tax expense for the years ended December 31, 2010, 2009 and 2008 included interest and penalties of $285, $926 and $1,821, respectively. As of December 31, 2010, 2009 and 2008, the Company had approximately $2,898, $2,648 and $4,964, respectively, of accrued interest and penalties related to uncertain tax positions.

(In thousands, except per share data)

The Company is subject to exam for years 2000 and forward. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits in the future could decrease by up to $1,957 related to its foreign operations over the course of the next twelve months due to expiring statutes of limitations, which could be recognized as a tax benefit and affect the effective tax rate.

Open and Resolved Tax Matters

The Company files income tax returns in the U.S. federal, various states and foreign jurisdictions. The Company has substantially concluded all U.S. federal and state income tax matters through 1999. During the quarter ended June 30, 2008, the Internal Revenue Service ("IRS") completed its audit of the Company's research and development carryback claims for the period of 2001 through 2003. As a result of the settlement, the Company received a $5,238 refund from the IRS in July 2008 and recognized $925 of previously unrecognized tax benefit. The total 2008 tax benefit attributable to this refund was $1,918, including interest paid by the IRS.

In 2009, the Mexico taxing authority notified the Company of an income tax audit for the 2007 tax year. This audit concluded in 2010 with no material effect. The state of California has notified the Company of a pending examination related to its research and experimentation credits claimed for the tax years 2002 and 2003; however, the Company has not been notified when the audit will commence. In 2010, the state of Illinois notified the Company of an income tax audit for the 2006 and 2007 tax year. The outcomes of these state audits are not yet determinable.

With respect to the open matters, the outcomes are not yet determinable. However, management does not anticipate that any adjustments would result in a material change to the Company's results of operations, financial conditions or liquidity.

10. Borrowings Under Credit Agreements

On August 13, 2009, the Company, certain financial institutions and Bank of America, N.A., entered into an amended and restated loan and security agreement for a $75,000 asset-based revolving credit facility. The Company has granted a security interest in substantially all of its assets to the lenders as security for its obligations under the facility. Provided there is no default under the loan agreement and subject to availability of additional credit, the Company may elect, without the consent of any of the lenders, to increase the size of the credit facility under the loan agreement up to an aggregate of $150,000.

This credit facility superseded and replaced the Company's previous $100,000 credit facility dated November 8, 2005, which would have otherwise expired in November 2010 and was terminated as of August 13, 2009.

The borrowing availability varies according to the levels of the Company's accounts receivable, and cash and investment securities deposited in secured accounts with the lenders. Subject to the level of this borrowing base, the Company may make and repay borrowings from time to time until the maturity of the facility. The interest rate is, at the Company's election, Bank of America, N.A.'s prime rate (or base rate) or a LIBOR rate defined in the loan agreement, plus, in each case, an applicable margin. The applicable margin for a loan depends on the average daily availability for the most recent fiscal quarter and the type of loan. Availability under this agreement was $75,000 as of December 31, 2010.

The loan agreement contains customary events of default. If any event of default under the loan agreement occurs, the lenders may terminate their respective commitments, declare immediately due all borrowings under

(In thousands, except per share data)

the facility and foreclose on the collateral. A cross-default provision applies if a default occurs on other indebtedness in excess of $5,000 and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. The Company is also required to maintain a ratio of Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, to fixed charges, as defined in the loan agreement, of at least 1.1 to 1.0 when the covenant is required to be tested. The ratio is measured only if certain borrowing-availability thresholds are not met.

During the fourth quarter of 2010, the Company borrowed a total of $42.0 million on the line with an interest rate per annum of 4.38% through the final repayment date, and repaid the full amount during the same quarter from cash provided by operations. The Company had no borrowings outstanding under this agreement at December 31, 2010.

On January 31, 2011, the Company entered into an amendment to the agreement that, among other things, (i) extends the maturity date of the agreement to August 13, 2013, (ii) reduces, starting January 1, 2011, the applicable interest rate margins to a range of 0.50% to 1.00% above the applicable base rate for base rate loans as compared to 3.00% above the applicable base rate in the original agreement, and 2.25% to 2.75% above the applicable LIBOR rate for LIBOR rate loans as compared to 4.00% above the applicable LIBOR rate in the original agreement, in each case depending on the Company's borrowing availability, and (iii) reduces, starting January 1, 2011, the unused line fee to 0.375% per year if utilization of the line is greater than or equal to 50%, and to 0.50% per year if utilization of the line is less than 50% as compared to 1.00% per year in the original agreement.

11. Employee Benefit Plan

LeapFrog sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. Effective September 1, 2005, the 401(k) plan provides that employees may defer up to 100% of their annual compensation, not to exceed the IRS maximum contribution limit. In 2009 and 2008, LeapFrog matched 50% of employee contributions up to the lesser of $2 or 6% of the participant's compensation per plan year, which vests over three years. During 2009 and 2008, the Company recorded total compensation expense of $578 and $799, respectively, related to the defined contribution plan. The Company discontinued its matching program in 2010 and therefore did not incur any related compensation expense.

12. Stock-Based Compensation

Stock-based compensation arrangements

Pursuant to the Company's 2002 Equity Incentive Plan and its 2002 Non-Employee Directors' Stock Award Plan, (collectively, the "Plans"), the Company offers three types of stock-based compensation awards to its employees, directors and certain consultants: stock options, RSUs and RSAs. Both stock options and RSUs can be used to purchase shares of the Company's Class A common stock, are exercisable over a period not to exceed ten years, and are most commonly assigned four-year vesting periods. The Company does not currently have any outstanding RSAs. Effective February 28, 2007, the Company terminated its performance share program after conducting a full review of the total compensation components for key executives. There were no performance shares outstanding at December 31, 2010 and 2009. The Company also has an employee stock purchase plan ("ESPP").

On August 26, 2009, the stockholders of the Company approved a stock option exchange program, as described in the Company's definitive proxy statement filed with the Securities and Exchange Commission ("SEC") on July 15, 2009. Under the option exchange program (the "Offer"), the Company offered to exchange, for new lower-priced options, certain outstanding options previously granted under either its 2002 Equity Incentive Plan or 2002 Non-Employee Director Stock Award Plan or under two non-plan options held by its CEO. Option

(In thousands, except per share data)

holders eligible to participate in the Offer to exchange tendered, and the Company accepted for cancellation, options to purchase an aggregate of 6,372 shares of the Company's Class A common stock from 214 participants, representing 96.5% of the total shares of Class A common stock underlying options eligible for exchange in the Offer.

In accordance with the Offer, except as described below for the Company's CEO and members of the board of directors, the number of shares subject to each new option grant was determined using an exchange ratio designed to maintain approximately the same fair value, for accounting purposes, of the new option grant (at the time of grant) as the fair value of the corresponding eligible option grants surrendered for exchange (at the time immediately prior to cancellation). Accordingly, the Company granted new options to purchase an aggregate of 3,595 shares of Class A common stock in exchange for the cancellation of the tendered eligible options.

The exchange ratios were calculated using a Monte-Carlo simulation based on the closing price of the Class A common stock as reported on the New York Stock Exchange ("NYSE") for the business day prior to the expiration date of the Offer on August 26, 2009, which was $3.79 (the "Market Price"), as well as other valuation assumptions such as expected term, volatility, risk-free interest rate, and probabilities of exercise and forfeiture. The exercise price per share of the new options other than those granted to the CEO and directors was the Market Price. In the case of any new option grants issued to the Company's CEO and directors, while the exercise price of such options was $6.25, the exchange ratio was determined using the Market Price to calculate the value of the new option grants, with the result that these individuals received grants covering fewer shares than they would have received had the value of the new option grants been calculated using $6.25. The exchange was designed to result in no additional compensation expense.

During the second quarter of 2009, the Company granted options to certain executives and board members to purchase an aggregate of 2,705 shares of its Class A common stock that vest based upon a service condition and a market condition. Based on the existence of the market condition requirement for vesting, the fair value of these stock options was estimated on the date of the grant using a Monte-Carlo simulation. The simulation generates a defined number of stock price paths to develop a reasonable estimate of future expected stock price ranges based on vesting requirements and the assumed exercise behavior of the grants. The model assumes options will be exercised uniformly over the remaining life if and when the vesting and market conditions are met. All other assumptions are consistent with option grants that vest solely upon a service condition.

There were no stock options grants valued using a Monte-Carlo simulation during the fiscal year ended December 31, 2010.

On June 5, 2008, the stockholders of the Company approved a stock option exchange program, as described in the Company's definitive proxy statement for its 2008 Annual Meeting of Stockholders, filed with the SEC on April 21, 2008. Under the option exchange program ("Program") the Company offered to exchange, for new lower-priced options, certain outstanding options previously granted under the Company's Plans and under two special inducement grants awarded to the Company's CEO outside of the Company's Plans upon his joining the Company. Option holders eligible to participate in the Program tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 4,936 shares of the Company's Class A common stock, and issued stock options to purchase 3,669 shares of the Company's Class A common stock in exchange. In accordance with the terms of the Program, the number of shares subject to each new option grant was determined using an exchange ratio designed to result in the fair value of the new option grant (at the time of grant) being equal to the fair value of the eligible option grant tendered for exchange (at the time immediately prior to cancellation of the eligible option). Accordingly, the Company did not incur any additional stock-based compensation expense related to the Program.

The Company is authorized to issue up to a total of 24,000 shares of Class A common stock for any of the types of awards authorized under the Plans. At December 31, 2010, the remaining available for future grants was 3,558 for stock-based awards and 1,391 for the ESPP.

Valuation of Stock-based compensation

The Company calculates employee stock-based compensation expense based on awards ultimately expected to vest and reduces compensation expense as necessary for estimated forfeitures. Stock-based compensation expense is a non-cash charge to employee compensation expense and a credit to additional paid-in capital.

Stock Options:

Stock-based compensation expense is calculated based on the fair value of each award on the grant date. In general, the fair value for stock option grants with only a service condition is estimated using the Black-Scholes option pricing model. The fair value for stock option grants with both a service and market condition is estimated using the Monte-Carlo simulation.

The assumptions underlying the calculation of grant date fair value of the stock options using the Black-Sholes option pricing model comprise:

- Volatility: Expected stock price volatility is based on the Company's historical stock prices over the most recent period commensurate with the estimated expected term of the stock options.
- Risk-Free Interest Rate: The risk-free interest rate is based on the yield of the treasury security at grant date with a maturity closest to the expected term of the stock option.
- Expected Term: The expected life of the options represents the period of time the options are expected to be outstanding. Due to reductions in force, the Company does not yet have sufficient reliable historical data on exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior, and, as a result, it calculates expected life using a simplified method.
- Expected Dividend: The dividend yield is zero as the Company does not pay dividends.
- Annual Forfeiture Rate: When estimating pre-vesting forfeitures, the Company considers voluntary termination behavior as well as potential future workforce reduction programs. Through August 2010, the Company reflected the impact of forfeitures for stock options in expense only when they actually occurred based on analyses showing that the majority of all stock options vested on a monthly basis. Beginning September 2010, based on a shift in granting practice toward more options with longer vesting periods, the Company applied a forfeiture rate of 11% based on historical experience.

The underlying assumptions of a Monte-Carlo simulation are very similar to the Black-Scholes option pricing model in that they are both distributions of future stock price scenarios. However, a Monte-Carlo simulation allows for more customized modeling than the Black-Scholes formula which utilizes a few simplifying assumptions allowing it to be a closed-end formula.

(In thousands, except per share data)

The assumptions used in the Black-Scholes option valuation model and the weighted average grant date fair value per share for the three years ended December, 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Estimate of fair value for total awards using Black-Scholes	$2,169	$2,497	$50,336 *
Expected term (years)	5.64	6.12	4.95
Volatility	56.5%	51.8%	41.1%
Risk-free interest rate	2.3%	2.5%	3.1%
Expected dividend yield	— %	— %	— %

* Fair value in 2008 includes $33,433 for options granted in June 2008 pursuant to the stock option exchange program.

There were no stock options grants valued using a Monte-Carlo simulation during the fiscal year ended December 31, 2010 and 2008. During the second quarter of 2009, the Company granted options to certain executives and board members to purchase an aggregate of 2,705 shares of its Class A common stock that vest based upon a service condition and a market condition, the fair value of which was $12,955, estimated using the Monte-Carlo simulation with the expected term of 3.25 years, volatility of 55.0%, risk-free interest rate of 1.52% and zero expected dividend yield.

RSUs and RSAs:

RSAs and RSUs are payable in shares of the Company's Class A common stock. The fair value of these stock-based awards is equal to the closing market price of the Company's stock on the date of grant. The grant date fair value is recognized on a straight-line basis in compensation expense over the vesting period of these stock-based awards, which is generally four years.

With regard to RSUs, a forfeiture assumption of approximately 20% is currently being used. A zero forfeiture rate is used for RSAs. These assumptions reflect historical and expected future forfeiture rates.

Non-Employee Stock-Based Awards:

Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms.

LEAPFROG ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

Impact of Stock-based compensation

The following table summarizes stock-based compensation expense charged to SG&A and research and development ("R&D") expense for the three years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,		
	2010	2009	2008
SG&A:			
Stock options	$2,723	$ 7,952	$ 7,069
RSUs/RSAs	2,164	1,316	2,498
Total SG&A	4,887	9,268	9,567
R&D:			
Stock options	741	769	721
RSUs/RSAs	544	659	821
Total R&D	1,285	1,428	1,542
Total expense	$6,172	$10,696	$11,109

Stock-based compensation expense related to RSUs and RSAs is calculated based on the market price of The Company's common stock on the grant date. The total market value of restricted stock unit and stock awards granted in 2010, 2009 and 2008 as measured on the grant date was $7,989, $147, and $2,666, respectively. .

Stock plan activity

Stock Options:

The activity in the Company's stock option plan for the years ended December 31, 2010 and 2009 was as follows:

	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Stock options:				
Outstanding at December 31, 2007	9,093	$12.92		
Grants	4,973	$10.12		
Exercises	(77)	$ 5.34		
Retired or forfeited	(5,870)	$13.36		
Outstanding at December 31, 2008	8,119	$10.96	7.55	$ —
Grants	7,805	$ 3.82		
Retired or forfeited	(7,921)	$10.99		
Outstanding at December 31, 2009	8,003	$ 3.97	8.23	$ 258
Grants	763	$ 5.36		
Exercises	(583)	$ 3.13		
Retired or forfeited	(1,929)	$ 3.95		
Outstanding at December 31, 2010	6,254	$ 4.22	6.11	$9,870
Vested and exercisable at December 31, 2010	3,870	$ 4.42	4.57	$5,681
Vested and exercisable at December 31, 2009	2,556	$ 5.04	6.62	$ —

(In thousands, except per share data)

Stock options outstanding that are expected to vest are shown net of estimated future option forfeitures. The price of a share of the Company's Class A common stock was $5.55 and $3.91 as of December 31, 2010 and 2009, respectively. As of December 31, 2010, options to purchase 3,870 shares of Class A common stock with an intrinsic value of $5,681 were fully vested. As of December 31, 2010, there was a total of $4,166 of unrecognized compensation cost related to stock options granted under the Plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.12 years.

The table below shows information by range of exercise prices for the Company's outstanding stock options as of December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Life in Years	Number of Shares	Weighted Average Exercise Price
$1.41 - $2.75	1,971	$2.53	7.28	1,043	$2.44
$2.76 - $3.92	1,548	$3.80	6.27	1,197	$3.79
$3.93 - $5.96	1,169	$4.56	8.34	294	$4.40
$5.97 - $6.92	1,450	$6.26	2.58	1,239	$6.25
$6.93 - $19.74	116	$9.72	5.36	97	$9.90
Total	6,254	$4.22	6.11	3,870	$4.42

These options will expire if not exercised by specific dates through December, 2017. During the year ended December 31, 2010, 54 stock options expired and were cancelled.

(In thousands, except per share data)

RSUs and RSAs:

The activity in the Company's RSUs and RSAs for the years ended December 31, 2010 and 2009 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock units and awards:		
Nonvested at December 31, 2007	1,117	$ 9.31
Grants	319	$ 8.37
Vested	(286)	$10.14
Retired or forfeited	(232)	$ 9.33
Nonvested at December 31, 2008	918	$ 8.72
Grants	59	$ 2.47
Vested	(314)	$ 9.51
Retired or forfeited	(142)	$ 8.39
Nonvested at December 31, 2009	521	$ 8.16
Grants	1,313	$ 6.08
Vested	(167)	$ 8.06
Retired or forfeited	(136)	$ 6.21
Nonvested at December 31, 2010	1,531	$ 6.54
Vested and deferred at December 31, 2010	85	$10.78
Vested and deferred at December 31, 2009	80	$10.78

As of December 31, 2010, there was a total of $5,419 of unrecognized compensation cost related to RSUs and RSAs granted under the Plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.68 years.

13. Derivative Financial Instruments

At December 31, 2010 and 2009, the Company had outstanding foreign exchange forward contracts with notional values of $28,293 and $13,277, respectively. The gains and losses on these instruments are recorded in "other income (expense)" in the consolidated statements of operations. Gains and losses from foreign exchange forward contracts, net of gains and losses on the underlying transactions denominated in foreign currency, for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Years Ended December 31,		
	2010	2009	2008
Gains (losses) on foreign exchange forward contracts	$(204)	$ (55)	$ 874
Losses on underlying transactions denominated in foreign currency	(146)	(404)	(2,092)
Net losses	$(350)	$(459)	$(1,218)

(In thousands, except per share data)

14. Comprehensive Net Income (Loss)

The Company's comprehensive net income (loss) for the three years ended December 31, 2010, 2009 and 2008 was as follows:

	Years Ended December 31,		
	2010	2009	2008
Net income (loss)	$4,945	$(2,688)	$(68,354)
Currency translation adjustments	251	2,006	(6,689)
Temporary impairment gain (loss) on investments	(194)	435	598
Tax expense allocated to temporary gain (loss) on investments	77	(228)	—
Comprehensive net income (loss)	$5,079	$ (475)	$(74,445)

15. Stockholders' Equity

The Company is authorized to issue 180,000 shares of common stock at a par value of $0.0001 per share, of which 139,500 shares are designated as Class A and 40,500 shares are designated as Class B. Class A shares outstanding at December 31, 2010 and 2009 were 43,783 and 36,894, respectively. Class B shares outstanding at December 31, 2010 and 2009 were 20,961 and 27,141, respectively.

Class A stockholders are entitled to one vote per share and Class B stockholders are entitled to ten votes per share. The Class B stockholders have the right to convert their Class B shares into an equal number of Class A shares. In 2010, 2009 and 2008, certain Class B stockholders elected to convert 6,179, 0 and 473 shares, respectively, of their Class B common stock into the same number of shares of Class A common stock at par value. The transactions had no impact on the Company's financial statements and did not have an effect on our status as a "controlled company" within the meaning of the NYSE corporate governance standards.

Class A and B stockholders are entitled to dividends paid in equal amounts per share on all shares of Class A and Class B common stock. The terms of the Company's asset-backed line of credit facility prohibit the payment of cash dividends.

From the inception of the Company through the date of this report, no dividends have been declared or paid and management has no plans at this time to pay dividends in the foreseeable future.

In the event of liquidation, Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

(In thousands, except per share data)

16. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net loss per share for the periods presented.

	Years Ended December 31,		
	2010	2009	2008
(Numerator)			
Net Income (loss)	$ 4,945	$ (2,688)	$(68,354)
(Denominator)			
Weighted average shares outstanding during period:			
Class A and B—basic	64,368	63,914	63,641
Common share equivalents	1,259	—	—
Class A and B—diluted	65,627	63,914	63,641
Net loss per share:			
Class A and B—basic and diluted	$ 0.08	$ (0.04)	$ (1.07)

For 2009 and 2008, common share equivalents were excluded from the calculations of net loss per share, as their effect on net loss per share would be antidilutive. Outstanding weighted average common stock equivalents of Class A common stock excluded from the calculations were 168 and 247 for the years ended December 31, 2009 and 2008, respectively.

17. Related Party Transactions

Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, CEO of Oracle Corporation, holds a majority of the voting power of the Company's outstanding stock. As of December 31, 2010, Mr. Ellison may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of approximately 15.6 million shares of the Company's Class B common stock and 0.2 million shares of the Company's Class A common stock, which represents approximately 61.5% of the combined voting power of the Company's Class A common stock and Class B common stock.

In 2010, 2009 and 2008, the Company purchased software products and support services totaling $1,138, $856 and $1,095, respectively, from Oracle Corporation on terms the Company believes are comparable to those it would obtain in an arm's-length agreement.

In 2010, 2009 and 2008, the Company paid Pillar Data Systems, Inc. a total of $61, $368 and $261, respectively, in arm's-length transactions for equipment fees. Mr. Ellison is the majority stockholder of Pillar Data Systems, Inc.

The Company was previously involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between the Company and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. At the time, Mounte LLC was indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who also beneficially own shares which represented, and continue to represent, a majority of the voting interest in our stock. Following discussions between the parties, the Company and Mounte LLC entered into a written agreement effective July 9, 2009, settling the dispute. Pursuant to the agreement, Mounte LLC paid LeapFrog $295 in 2009, in settlement of all claims by either party under the agreement, including Mounte LLC's counter-claim for $1,479.

(In thousands, except per share data)

18. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, foreign exchange transactions, long-term investments and trade receivables. Cash and cash equivalents consist principally of cash and money market funds. Long-term investments consist of ARS, which are generally illiquid and experienced significant impairment losses beginning in the fourth quarter of 2007 due to the adverse credit and financial markets conditions that prevailed at the time. The carrying value of the Company's investment in ARS has declined 67% from its original book value, or par, as of December 31, 2010. Although beginning in 2009, the value of these investments stabilized significantly, further impairment losses may be incurred. Foreign exchange transactions consist primarily of short-term foreign currency transactions with highly rated financial institutions.

LeapFrog manufactures and sells its products primarily to national and regional mass-market retailers in the United States. Credit is extended based on an evaluation of the customers' financial condition; generally, collateral is not required. Allowances for credit losses are provided for in the consolidated financial statements at the time of sale. Three major retailers account for 67% and 61% of total accounts receivable at December 31, 2010 and 2009, respectively. Should any of these three retailers experience difficulties paying their debts to LeapFrog, this could have a significant negative impact on the Company's statement of operations and cash flows.

Seasonality of Sales

Sales of LeapFrog's products have historically been highly seasonal with a substantial majority of the sales occurring during the third and fourth quarters. Failure to predict accurately and respond appropriately to retailer and consumer demand may cause LeapFrog to produce excess inventory, which could adversely affect operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet customer demand, which could adversely impact LeapFrog's relations with its customers.

Manufacturing Vendor Concentration

LeapFrog's manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of its products. The Company believes that its outsourcing strategy enhances the scalability of the manufacturing process. Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. LeapFrog uses contract manufacturers located in Asia, primarily in China, to build its finished products. Given the highly seasonal nature of its business, any unusual delays or quality control problems could have a material adverse effect on LeapFrog's operating results and financial condition. LeapFrog's top three vendors supplied a total of 57%, 64% and 49% of LeapFrog's products in 2010, 2009 and 2008, respectively. In 2010 and 2009, LeapFrog's largest individual vendor, WKK Technology Limited, located in China, supplied 24% and 26%, respectively, of its products. In 2008, Askey Computer Corporation, located in China, supplied 20% of LeapFrog's products. The Company expects to continue to use a limited number of contract manufacturers and fabricators.

(In thousands, except per share data)

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of the Company's gross sales. For the last three fiscal years, the Company's top three customers have been Target, Toys "R" Us and Wal-Mart. The relative percentage of gross sales to the top three customers to total Company sales were as follows for the three years shown below:

	Years Ended December 31,		
	2010	2009	2008
Gross sales:			
Wal-Mart	21%	22%	25%
Toys "R" Us	20%	19%	18%
Target	17%	16%	17%
Total	58%	57%	60%

Wal-Mart, Target and Toys "R" Us accounted for 23%, 21% and 23% of total gross accounts receivable, respectively at December 31, 2010, as compared to 28%, 14% and 19%, respectively at December 31, 2009.

19. Commitments and Contingencies

Leases and Royalties

The Company is obligated to pay certain minimum royalties in connection with license agreements to which it is a party. Royalty expense was $18,625, $15,711 and $19,315 in 2010, 2009 and 2008, respectively.

The Company leases its facilities under operating leases that expire at various dates through 2016. Rent expense, net of sublease income, was $2,480, $2,497 and $5,827 in 2010, 2009 and 2008, respectively.

Minimum rent commitments under all non-cancelable operating leases and minimum royalty commitments are set forth in the following table:

Years Ended December 31,	Operating Leases	Royalties	Total
2011	4,829	11,959	16,788
2012	4,801	881	5,682
2013	4,499	477	4,976
2014	4,526	—	4,526
2015	2,962	—	2,962
Thereafter	717	—	717
Total	$22,334	$13,317	$35,651

The Company accounts for total rent expense under the leases on a straight-line basis over the lease terms. The Company had a deferred rent liability relating to rent escalation costs net of tenant incentives for its Emeryville, California headquarters. In December 2010, the Company early terminated its lease of one of the remaining three suites in its Emeryville, California headquarters. As a result, the Company reduced its deferred rent liability by $428 and credited against its rent expenses. At December 31, 2010 and 2009, the deferred rent liability was $1,571 and $1,908, respectively. Deferred rent is included in long-term liabilities.

Legal Proceedings

From time to time, in the normal course of business, the Company is party to various pending claims and lawsuits.

On April 30, 2010, NovelPoint Learning LLC ("NovelPoint") (f/k/a Intuit Educational Ventures LLC) sued the Company in the United States District Court for the Eastern District of Texas alleging that its Tag and Tag Junior products infringe U.S. Patent No. 6,330,427 (Case No. 6:10-cv-229). NovelPoint is seeking unspecified monetary damages and attorney's fees. The court has set a trial date in June 2012. The Company intends to defend ourselves vigorously. The Company is unable to predict the likelihood of an unfavorable outcome or estimate its potential liability, if any, and no provision has been made in its financial statements for this matter.

20. Segment Reporting

The Company's business is organized, operated and assessed in two geographic segments; United States ("U.S") and International.

The Company charges all of its indirect operating expenses and general corporate overhead to the U.S. segment and do not allocate any of these expenses to the International segment.

The accounting policies of the segments are the same as those described in Note 2 of these Notes to the Consolidated Financial Statements.

The primary business of the two operating segments is as follows:

- The U.S. segment is responsible for the development, design, sales and marketing of electronic educational hardware products and related software, and learning toys, sold primarily through retail channels and through the Company's website in the United States.
- The International segment is responsible for the localization, sales and marketing of electronic educational hardware products and related software, and learning toys, originally developed for the United States, sold primarily in retail channels outside of the United States.

(In thousands, except per share data)

The table below shows certain information by segment for the years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,		
	2010	2009	2008
Net sales:			
United States	$344,296	$306,472	$363,396
International	88,268	73,362	95,663
Totals	$432,564	$379,834	$459,059
Income (Loss) from operations:			
United States	$ (3,022)	$ (18,506)	$ (55,854)
International	10,827	10,093	(4,350)
Totals	$ 7,805	$ (8,413)	$ (60,204)
Total assets:			
United States	$231,593	$251,221	$245,885
International	61,887	54,774	60,188
Totals	$293,480	$305,995	$306,073

In 2010, 2009 and 2008, no countries other than the United States accounted for 10% or more of LeapFrog's consolidated net sales. LeapFrog attributes sales to non-United States countries on the basis of sales billed by each of its foreign subsidiaries to its customers. For example, the Company attributes sales to the United Kingdom based on the sales billed by its United Kingdom-based foreign subsidiary, LeapFrog Toys (UK) Limited, to its customers. Additionally, the Company attributes sales to non-United States countries if the product is shipped from Asia or one of its leased warehouses in the United States to a distributor in a foreign country.

The table below shows the sales of the Company's product portfolio by segment for the years ended December 31, 2010, 2009 and 2008.

	2010		2009		2008	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
			(Dollars in millions)			
SEGMENTS						
United States:						
Mobile learning	$177.2	52%	$128.2	42%	$201.3	55%
Learning toys	88.9	26%	96.2	31%	83.1	23%
Interactive reading	73.8	21%	74.6	24%	67.1	19%
All other	4.4	1%	7.5	3%	11.9	3%
Total	$344.3	100%	$306.5	100%	$363.4	100%
International:						
Mobile learning	$ 29.4	33%	$ 22.1	30%	$ 32.1	34%
Learning toys	41.6	47%	32.2	44%	37.7	39%
Interactive reading	16.3	19%	19.0	26%	23.4	24%
All other	1.0	1%	—	— %	2.5	3%
Total	$ 88.3	100%	$ 73.3	100%	$ 95.7	100%
CONSOLIDATED LEAPFROG						
Mobile learning	$206.6	48%	$150.3	40%	$233.4	51%
Learning toys	130.5	30%	128.4	34%	120.8	26%
Interactive reading	90.1	21%	93.6	24%	90.5	20%
All other	5.4	1%	7.5	2%	14.4	3%
Total net sales	$432.6	100%	$379.8	100%	$459.1	100%

21. Selected Quarterly Financial Information-Unaudited

Unaudited selected financial information by quarter for the years ended December 31, 2010 and 2009 is presented below.

	For 2010 Quarters Ended				Full Year 2010
	March 31	June 30	September 30	December 31	
Net sales	$ 42,406	$ 62,413	$137,955	$189,790	$432,564
Gross profit	12,432	22,747	57,986	85,809	178,974
Total operating expenses	35,487	34,926	41,744	59,012	171,169
Income (loss) from operations	(23,055)	(12,179)	16,242	26,797	7,805
Net income (loss)	$(23,558)	$(12,581)	$ 15,789	$ 25,295	$ 4,945
Net income (loss) per common share:					
Basic	$ (0.37)	$ (0.20)	$ 0.25	$ 0.40	$ 0.08
Diluted	$ (0.37)	$ (0.20)	$ 0.24	$ 0.41	$ 0.08
Market price range common stock:					
High	$ 7.14	$ 7.50	$ 5.75	$ 6.63	$ 7.50
Low	$ 3.05	$ 3.76	$ 3.72	$ 5.31	$ 3.05

LEAPFROG ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

	For 2009 Quarters Ended				Full Year 2009
	March 31	June 30	September 30	December 31	
Net sales	$ 29,879	$ 49,412	$111,906	$188,637	$379,834
Gross profit	8,086	18,741	47,787	83,393	158,007
Total operating expenses	34,978	36,969	38,717	55,756	166,420
Income (loss) from operations	(26,892)	(18,228)	9,070	27,637	(8,413)
Net income (loss)	$(27,121)	$(12,217)	$ 7,218	$ 29,432	$ (2,688)
Net income (loss) per common share:					
Basic and Diluted	$ (0.43)	$ (0.19)	$ 0.11	$ 0.47	$ (0.04)
Market price range common stock:					
High	$ 3.69	$ 3.33	$ 4.77	$ 4.45	$ 4.77
Low	$ 0.84	$ 1.28	$ 1.91	$ 2.88	$ 0.84

Form 10-K

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Form 10-K are certifications of our CEO and the CFO required by Rule 13a-14(a) of the Securities Exchange Act of 1934 or the Rule 13a-14(a) Certifications. This Controls and Procedures section of the annual report on Form 10-K includes the information concerning the controls evaluation referred to in Rule 13a-14(a) Certifications.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K. This controls evaluation was performed under the supervision and with the participation of management, including our CEO, and CFO. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed or submitted in our reports filed under the Exchange Act, such as this Form 10-K, are recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls and procedures included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in our reports. In the course of the controls evaluation, we reviewed and identified data errors and control problems and sought to confirm that appropriate corrective actions, including process improvements, were undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our CEO and CFO, concerning the effectiveness of the disclosure controls and procedures can be reported in our periodic reports filed with the Securities and Exchange Commission on Forms 10-Q, 10-K, and others as may be required from time to time.

Based upon the controls evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company.
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of December 31, 2010, the end of our fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on management's assessment of our internal control over financial reporting, management concluded that, as of December 31, 2010, our internal control over financial reporting was effective. Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited our internal control over financial reporting as of December 31, 2010, as stated in its attestation report appearing herein.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure system are met.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required by Part III is omitted from this Report on Form 10-K and is incorporated herein by reference from our definitive proxy statement relating to our 2011 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Form 10-K as our 2011 Proxy Statement, which we expect to file with the SEC no later than April 30, 2011.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing in our 2011 Proxy Statement under the following headings is incorporated herein by reference:

- "Proposal One: Election of Directors"
- "Board of Directors and Corporate Governance-Committees of the Board"
- "Section 16(a) Beneficial Ownership Reporting Compliance"

The information under the heading "Executive Officers of the Registrant" in Item 1 of this Form 10-K is also incorporated by reference in this section.

In April 2005, our Board of Directors adopted the LeapFrog Code of Business Conduct and Ethics, which applies to all of our employees and directors, including our CEO, CFO, who is our principal financial officer, and our Vice President, Corporate Controller, who is our principal accounting officer. In August 2006, our Board adopted a number of versions of our Code of Business Conduct and Ethics that are specifically tailored to the various international locations in which we have operations. The United States and international versions of our Code of Business Conduct and Ethics are posted in the corporate governance section of our website located at www.leapfroginvestor.com. To date, there have been no waivers under our Code of Business Conduct and Ethics. We will disclose any reportable waivers, if and when granted, of our Code of Business Conduct and Ethics in the corporate governance section of our website located at www.leapfroginvestor.com.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in our 2011 Proxy Statement under the following headings is incorporated herein by reference:

- "Board of Directors and Corporate Governance-Compensation of Directors"
- "Board of Directors and Corporate Governance-Committees of the Board-Compensation Committee-Compensation Committee Interlocks and Insider Participation" and "-Report of the Compensation Committee," which report shall be deemed to be "furnished," not "filed" with the SEC.
- "Executive Compensation"

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in our 2011 Proxy Statement under the following headings is incorporated herein by reference:

- "Security Ownership of Certain Beneficial Owners and Management"

Equity Compensation Plan Information

The following table shows certain information concerning our Class A common stock reserved for issuance in connection with our 2002 Equity Incentive Plan and our 2002 Non-Employee Directors' Stock Award Plan as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,784,600	$4.22	4,949,572(1)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	7,784,600	$4.22	4,949,572

(1) Includes 1,391,409 shares reserved for issuance under our 2002 Employee Stock Purchase Plan, 3,097,133 shares reserved for issuance under our 2002 Equity Incentive Plan, and 461,030 shares reserved for issuance under our 2002 Non-Employee Directors' Stock Award Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in our 2011 Proxy Statement under the following headings is incorporated herein by reference:

- "Transactions with Related Persons"
- "Board of Directors and Corporate Governance-Independence of the Board of Directors"
- "Board of Directors and Corporate Governance-Committees of the Board"

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in our 2011 Proxy Statement under the heading "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm-Independent Registered Public Accounting Firm Fee Information" and "Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Accounting Firm" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL SCHEDULES

(1) Financial Statements: The following are filed as a part of Item 8 of this Annual Report on Form 10-K:

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this Form 10-K:

Valuation and Qualifying Accounts and Allowances

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC

By: /s/ Mark A. Etnyre

Mark A. Etnyre
Chief Financial Officer and Principal Financial Officer

Date: February 22, 2011

Form 10-K

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints William B. Chiasson and Mark A. Etnyre and, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ WILLIAM B. CHIASSON William B. Chiasson	Chief Executive Officer (Principal Executive Officer)	February 22, 2011
/s/ MARK A. ETNYRE Mark A. Etnyre	Chief Financial Officer (Principal Financial Officer)	February 22, 2011
/s/ SARAH A. MASON Sarah A. Mason	Corporate Controller (Principal Accounting Officer)	February 22, 2011
/s/ JEFFREY G. KATZ Jeffrey G. Katz	Executive Chairman	February 22, 2011
/s/ THOMAS J. KALINSKE Thomas Kalinske	Vice Chairman and Director	February 22, 2011
/s/ PHILIP B. SIMON Philip B. Simon	Director	February 22, 2011
/s/ PAUL T. MARINELLI Paul T. Marinelli	Director	February 22, 2011
/s/ STANLEY E. MARON Stanley E. Maron	Director	February 22, 2011
/s/ E. STANTON MCKEE, JR. E. Stanton McKee, Jr.	Director	February 22, 2011
/s/ DAVID C. NAGEL David C. Nagel	Director	February 22, 2011
/s/ CADEN WANG Caden Wang	Director	February 22, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
3.01	Amended and Restated Certificate of Incorporation	S-1	333-86898	3.03	7/22/2002	
3.02	Amended and Restated Bylaws	8-K	001-31396	3.04	11/2/2007	
4.01	Form of Specimen Class A Common Stock Certificate	10-K	001-31396	4.01	3/7/2006	
4.02	Fourth Amended and Restated Stockholders Agreement, dated May 30, 2003, among LeapFrog and the investors named therein	10-Q	001-31396	4.02	8/12/2003	
10.01	Form of Indemnification Agreement entered into by LeapFrog with certain of its directors and executive officers	10-Q	001-31396	10.01	5/4/2007	
10.02	Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog, as amended	S-1	333-86898	10.02	4/24/2002	
10.03	Sixth Amendment, dated March 22, 2006, to Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog	10-Q	001-31396	10.42	5/9/2006	
10.04	Industrial Lease by and between SP Kaiser Gateway I, LLC and LeapFrog dated March 31, 2004	10-Q	001-31396	10.29	5/10/2004	
10.05	Amendment No. 1 to Industrial Lease by and between Campbell Hawaii Investor LLC, and LeapFrog dated March 29, 2010					X
10.06*	Amended and Restated Employee Equity Participation Plan	S-1	333-86898	10.05	4/24/2002	
10.07*	Amended and Restated 2002 Equity Incentive Plan	10-Q	001-31396	10.01	7/28/2010	
10.08*	Form of Stock Option Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.01	11/9/2007	
10.09*	Form of Stock Bonus Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.32	11/9/2004	
10.10*	Form of Restricted Stock Unit Award Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.02	11/9/2007	
10.11*	Form of Performance Share Award Agreement under the 2002 Equity Incentive Plan	10-K	001-31396	10.40	3/7/2006	
10.12*	Amended and Restated 2002 Non-Employee Directors Stock Award Plan	10-Q	001-31396	10.02	7/28/2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
10.13*	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors' Stock Award Plan	S-1	333-86898	10.09	7/5/2002	
10.14*	Compensation Arrangements between LeapFrog and its Board of Directors†					†
10.15*	Executive Management Severance and Change in Control Benefit Plan					X
10.16*	Certain Compensation Arrangements with Named Executive Officers††					††
10.17*	Employment Agreement, effective as of July 3, 2006, between Jeffrey G. Katz and LeapFrog	8-K	001-31396	10.1	7/10/2006	
10.18*	Release Agreement, dated January 31, 2010, between LeapFrog and Peter M. O. Wong	10-Q	001-31396	10.01	5/4/2010	
10.19*	Release Agreement, dated February 5, 2010, between LeapFrog and Nancy G. MacIntyre	10-Q	001-31396	10.02	5/4/2010	
10.20*	Employment Resignation and Transition Agreement, dated February 24, 2010, between Jeffrey G. Katz and LeapFrog	10-Q	001-31396	10.03	5/4/2010	
10.21*	Employment Agreement, dated March 1, 2010, between Leapfrog and William B. Chiasson	10-Q	001-31396	10.04	5/4/2010	
10.22*	Amendment to Executive Management Severance and Change in Control Benefit Plan dated March 30, 2010 between Michael J. Dodd and LeapFrog	10-Q	001-31396	10.05	5/4/2010	
10.23*	Amendment to Executive Management Severance and Change in Control Benefit Plan dated March 30, 2010 between Michael Y. Chai and LeapFrog	10-Q	001-31396	10.06	5/4/2010	
10.24*	Letter Agreement with Michael J. Dodd dated September 29, 2010	10-Q	001-31396	10.01	11/2/2010	
10.25*	Letter Agreement with Michael Y. Chai dated September 29, 2010	10-Q	001-31396	10.02	11/2/2010	
10.26*	Letter Agreement with William K. Campbell dated September 29, 2010	10-Q	001-31396	10.03	11/2/2010	
10.27	Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated January 25, 2004 ***	10-K	001-31396	10.27	2/22/2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
10.28	Amendment No. 1 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated December 7, 2004	10-K	001-31396	10.28	2/22/2010	
10.29	Amendment No. 2 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated March 25, 2005 ***	10-K	001-31396	10.29	2/22/2010	
10.30	Amendment No. 3 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated June 29, 2005 ***	10-K	001-31396	10.30	2/22/2010	
10.31	Amendment No. 4 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated August 19, 2005 ***	10-K	001-31396	10.31	2/22/2010	
10.32	Amendment No. 5 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated July 27, 2006 ***	10-K	001-31396	10.32	2/22/2010	
10.33	Amendment No. 2 to Amended and Restated Loan and Security Agreement dated January 31, 2011 by and among LeapFrog, certain financial institutions and Bank of America, N.A.	8-K	001-31396	10.1	2/3/2011	
21.01	List of Subsidiaries					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (see signature page to this Form 10-K)					X
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01**	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

* Indicates management contract or compensatory plan or arrangement.

** These certifications accompany LeapFrog's Annual Report on Form 10-K; they are not deemed "filed" with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of

LeapFrog under the Securities Act of 1933, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

*** Confidential treatment has been granted with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

† Description contained under the heading "Compensation of Directors" in LeapFrog's definitive proxy materials filed with the Securities and Exchange Commission on April 21, 2010 and incorporated herein by reference.

†† Description contained under the heading "Executive Compensation" in LeapFrog's definitive proxy materials filed with the Securities and Exchange Commission on April 21, 2010 and incorporated herein by reference.

APPENDIX A

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES.
(In thousands)

	Balance at Beginning of Year	Charged (Credited) to Operating Expenses	Deductions, net	Balance at End of Year
Allowance for doubtful accounts receivable				
2010	$ 1,119	$ 355	$ (698)	$ 776
2009	$ 3,872	$ (1,176)	$ (1,577)	$ 1,119
2008	$ 97	$ 5,045	$ (1,270)	$ 3,872
Allowance for sales returns				
2010	$ 4,775	$ 1,865	$ (3,738)	$ 2,902
2009	$15,166	$ 7,608	$(17,999)	$ 4,775
2008	$ 7,030	$15,798	$ (7,662)	$15,166
Allowance for defective products				
2010	$ 3,350	$ 6,150	$ (6,598)	$ 2,902
2009	$10,768	$ 5,256	$(12,674)	$ 3,350
2008	$ 8,583	$10,825	$ (8,640)	$10,768
Allowance for promotional markdowns				
2010	$ 9,463	$22,588	$(18,359)	$13,692
2009	$16,215	$16,043	$(22,795)	$ 9,463
2008	$ 9,904	$20,027	$(13,716)	$16,215
Allowance for chargebacks and price changes				
2010	$ 1,572	$ 1,168	$ (1,622)	$ 1,118
2009	$ 2,813	$ 989	$ (2,230)	$ 1,572
2008	$ 2,166	$ 3,450	$ (2,803)	$ 2,813
Allowance for cooperative advertising				
2010	$ 5,531	$ 6,473	$ (7,250)	$ 4,754
2009	$ 6,455	$ 9,413	$(10,337)	$ 5,531
2008	$12,175	$ 5,490	$(11,210)	$ 6,455

Exhibit 31.01

CERTIFICATION

I, William B. Chiasson, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2011

/s/ William B. Chiasson

William B. Chiasson
Chief Executive Officer

Exhibit 31.02

CERTIFICATION

I, Mark A. Etnyre, certify that:

6. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

7. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

8. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

9. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

10. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   c) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;

   d) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2011

/s/ Mark A. Etnyre

Mark A. Etnyre
Chief Financial Officer

Form 10-K

Exhibit 32.01

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350

Pursuant to the requirements set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, William B. Chiasson, the Chief Executive Officer of LeapFrog Enterprises, Inc. (the "Company"), and Mark A. Etnyre, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2010, to which this Certification is attached as Exhibit 32.01 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the periods covered in the financial statements in the Annual Report.

Dated: February 22, 2011

/s/ William B. Chiasson	/s/ Mark A. Etnyre
William B. Chiasson Chief Executive Officer	Mark A. Etnyre Chief Financial Officer

Note: This certification accompanies the Annual Report pursuant to 18 U.S.C. Section 1350 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.


LeapFrog

LEAPFROG ENTERPRISES, INC.
6401 Hollis Street, Suite 100
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Thursday, June 2, 2011

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Thursday, June 2, 2011 at 9:00 a.m. Pacific Daylight Time at our headquarters located at 6401 Hollis Street, Suite 100, Emeryville, California for the following purposes:

Proposals to be considered at the Annual Meeting:

1. Election of our board's nine nominees for director to serve for the ensuing year and until their successors are elected.
2. Ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2011.
3. Approval, in a non-binding advisory vote, of the compensation of our named executive officers, as disclosed in the accompanying Proxy Statement.
4. Selection, in a non-binding advisory vote, of the preferred frequency of named executive officer compensation votes.
5. Approval of the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan.

These items of business are more fully described in the proxy statement accompanying this notice. The record date for the annual meeting is April 6, 2011. Only stockholders of record at the close of business on that date may vote at the meeting or any postponement or adjournment thereof.

We are providing our stockholders with access to the proxy materials over the Internet using the "Notice and Access" delivery model established by the Securities and Exchange Commission. This permits us to conserve natural resources and reduces our printing costs, while giving our stockholders a convenient and efficient way to access our proxy materials and vote their shares. On or about April 20, 2011, we intend to mail a Notice of Internet Availability of Proxy Materials to our stockholders, informing them that our notice of annual meeting and proxy statement, annual report to stockholders and voting instructions are available on the Internet. As described in more detail in that notice, stockholders may choose to access our materials through the Internet or may request to receive paper copies of the proxy materials.

By Order of the Board of Directors

Robert L. Lattuga
Vice President and General Counsel

Emeryville, California
April 20, 2011

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote via the Internet or by requesting a printed copy of the proxy materials and returning the proxy card that will be mailed to you. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

2011 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

PROXY

6401 Hollis Street, Suite 100
Emeryville, California 94608

PROXY STATEMENT FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the Internet?

As we have done in previous years, under rules adopted by the Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, or the Notice, to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving stockholders a convenient and efficient way to access our proxy materials and vote their shares.

We intend to mail the Notice and, as required, any other printed proxy materials, on or about April 20, 2011 to all stockholders of record entitled to vote at the annual meeting.

Why are these proxy materials being made available?

We are providing you with these proxy materials because the board of directors of LeapFrog Enterprises, Inc. is soliciting your proxy to vote at the 2011 annual meeting of stockholders. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply vote your shares by proxy via the Internet or, if you receive a paper copy of the proxy statement, by completing, signing and returning a paper proxy card.

How do I attend the annual meeting?

The meeting will be held on Thursday, June 2, 2011 at 9:00 a.m. Pacific Daylight Time at our headquarters located at 6401 Hollis Street, Suite 100 in Emeryville, California. Directions to the annual meeting may be found at www.leapfrog.com under About Us—Contact Us.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 6, 2011 will be entitled to vote at the annual meeting. On the record date, there were 46,279,678 shares of Class A common stock and 18,748,737 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on April 6, 2011, your shares of LeapFrog's Class A common stock were registered directly with Continental Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapFrog's Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote your proxy on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote your proxy via the Internet or by requesting a printed copy of the proxy materials and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on April 6, 2011, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are five matters scheduled for a vote and for which we are soliciting your proxy:

1. Election of our nine nominees for director;
2. Ratification of the selection by the audit committee of the board of directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2011;
3. Non-binding advisory vote on named executive officer compensation;
4. Non-binding advisory vote on the preferred frequency of named executive officer compensation votes; and
5. Approval of the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan.

You may either vote "For" all the nominees to the board of directors or you may "Withhold" your vote for any nominee(s) you specify. For the proposal to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm, the non-binding advisory vote on named executive officer compensation and the proposal to approve the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan, you may vote "For" or "Against" the proposals or abstain from voting. For the advisory vote on the preferred frequency of named executive officer compensation votes, you may vote for "one," "two" or "three" years or you may abstain from voting on this matter.

How do I vote?

The procedures for voting are as follows:

Voting via the Internet

- You can vote your shares via the Internet by following the instructions in the Notice. The Internet voting procedures are designed to authenticate your identity and to allow you to vote your shares and confirm your voting instructions have been properly recorded. If you vote via the Internet, you do not need to mail a proxy card.

Voting by Mail

- You can vote your shares by mail by requesting that a printed copy of the proxy materials be sent to your address. When you receive the proxy materials, you may fill out the proxy card enclosed therein and return it per the instructions on the card.

What if I return a proxy card or otherwise complete a ballot or give voting instructions but do not make specific choices?

If you return a signed and dated proxy card or otherwise complete a ballot or voting instructions without marking your selections, your shares will be voted, as applicable, "For" the election of all nine nominees for director, "For" the ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2011, "For" approval of named executive officer compensation, for "Three Years" as the preferred frequency of advisory votes on named executive compensation and "For" the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan. The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We are paying for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions on the Notice and vote your shares for each name or account to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of four ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy through our Internet voting site.
- You may send a written notice that you are revoking your proxy to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank or other agent that holds your shares in street name.



If your shares are held by your broker, bank or another agent as a nominee or agent, you should follow the instructions provided by your broker, bank or other agent.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 22, 2011 to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between February 3, 2012 and March 4, 2012. You are also advised to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

What are broker non-votes? How do I vote if I hold my shares in street name?

A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. Under NYSE rules, elections of directors and, under a new amendment to the NYSE rules, executive compensation, including the advisory stockholder votes on the compensation of named executive officers and on the frequency of solicitation of stockholder advisory votes on the compensation of named executive officers, are considered to be non-routine and, therefore, brokers and other nominees will not be able to vote in the election of directors unless they receive instructions from the beneficial owners of the shares.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" votes and any broker non-votes for the election of directors. Broker non-votes will not count for or against any nominees.

With respect to the non-binding advisory vote on the preferred frequency of named executive officer compensation, the inspector of election will separately count votes for "one," "two" or "three" years. Broker non-votes will have no effect and will not be counted towards the vote total for the proposal.

With respect to the ratification of Ernst & Young, the non-binding advisory vote on named executive officer compensation and the approval of the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan, the inspector of election will separately count "For" and "Against" votes, abstentions and any broker non-votes. Abstentions will be counted towards the vote total for the proposal, and will have the same effect as "Against" votes. Broker non-votes will have no effect and will not be counted towards the vote total for the proposal.

How many votes are needed to approve each of the proposals?

- **Proposal 1—Election of our nine nominees for director.** The nine nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- **Proposal 2—Ratification of the selection by the audit committee of the board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2011.** This proposal must receive a "For" vote from the holders of a majority of the voting power present and entitled to vote either in person or by proxy on the proposal. If you "Abstain" from voting, it will have the same effect as an "Against" vote.
- **Proposal 3—Non-binding advisory vote on named executive officer compensation.** This proposal must receive a "For" vote from the holders of a majority of the voting power present and entitled to vote either in person or by proxy on the proposal in order to pass. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- **Proposal 4—Non-binding advisory vote on the preferred frequency of named executive officer compensation votes.** The frequency of the advisory vote on executive compensation receiving the greatest number of votes (every "One," "Two" or "Three" years) from the holders of the voting power present and entitled to vote either in person or by proxy will be considered the frequency preferred by stockholders. Abstentions and broker non-votes will have no effect.
- **Proposal 5—Approval of the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan.** This proposal must receive a "For" vote from the holders of a majority of the voting power present and entitled to vote either in person or by proxy on the proposal. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

Although the advisory votes on Proposals 3 and 4 are non-binding, as provided by law, our board will review the results of the votes and, consistent with our record of shareowner engagement, will take them into account in making a determination concerning named executive officer compensation and the frequency of such advisory votes.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting there is present in person or represented by proxy the holders of outstanding shares of Class A and Class B common stock entitled to cast a majority of the votes that could be cast by all outstanding shares of Class A and Class B common stock voting together as a class. On the record date, there were 46,279,678 shares of Class A common stock outstanding and 18,748,737 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total 233,767,048 votes. Thus, holders of shares representing at least 116,883,525 votes must be present in person or represented by proxy at the meeting to have a quorum.

Your votes will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of shares representing a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you owned as of April 6, 2011, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you owned as of April 6, 2011.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the annual meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.


Proxy

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, the number of authorized LeapFrog directors has been fixed at nine by a resolution of our board of directors. There are nine nominees for director at this annual meeting. Stockholders cannot submit proxies voting for a greater number of persons than the nine nominees named in this Proposal One. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog. Each of these nominees was elected by the stockholders except for John Barbour, who was appointed by our board of directors as of March 7, 2011 in connection with his appointment as our Chief Executive Officer. Mr. Barbour fills a vacancy on the board of directors created by the resignation of Jeffrey G. Katz.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The nine nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nine nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for such nominee will instead be voted for the election of a substitute nominee proposed by LeapFrog. Each person nominated for election has agreed to serve if elected. LeapFrog has no reason to believe that any nominee will be unable to serve.

Nominees

The following table sets forth information as of March 31, 2011 with respect to the nominees for election to our board of directors:

Name	Age	Position/Office Held with LeapFrog
John Barbour	51	Chief Executive Officer and Director
William B. Chiasson	58	Chairman of the Board
Thomas J. Kalinske	66	Vice Chairman of the Board
Paul T. Marinelli	43	Director
Stanley E. Maron	62	Director
E. Stanton McKee, Jr.	66	Director
David C. Nagel	65	Director
Philip B. Simon	58	Director
Caden Wang	58	Director

Our board's nominating and corporate governance committee seeks to assemble a board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial, marketing, technical and governance expertise, as well as the high-level management experience necessary to oversee and direct our business. To that end, the committee has identified and evaluated nominees in the broader context of the board's overall composition, with the goal of recruiting and nominating members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and any other qualities that the committee views as critical to effective functioning of the board. The brief biographies below include information regarding the specific and particular experience, qualifications, attributes or skills of each nominee that led the committee to believe that, as of the date of this proxy statement, that nominee should continue to serve on the board. However, each of the members of the committee may have a variety of reasons why he or she believes a particular person would be an appropriate board member, and these views may differ from the views of other members.

John Barbour has served as our Chief Executive Officer and as a member of our board of directors since March 2011. Prior to joining LeapFrog, he served as President of the GameHouse division of RealNetworks, Inc., a digital media company, from October 2008 to August 2010. From October 2006 to October 2008, Mr. Barbour served as the Managing Partner of Volta Capital, LLC, a strategy and investment consulting firm. From 1999 to June 2006, Mr. Barbour served in various capacities for Toys "R" Us, Inc., a retailer of children's toys and products. He served as President, Toys "R" Us U.S. from August 2004 to June 2006, as President, Toys "R" Us International and Chairman, Toys "R" Us Japan from February 2002 to August 2004, and President and Chief Executive Officer of toysrus.com from 1999 to 2002. Mr. Barbour has also held senior level positions with Hasbro, Inc., Russ Berrie, Inc., and Universal Matchbox Group, Ltd. Mr. Barbour holds a B.Sc. in Chemistry, with Honors, from the University of Glasgow.

Mr. Barbour's in-depth knowledge and experience, both in the U.S. and globally, with the products, technologies, distribution channels, and consumer preferences in our core markets will provide considerable value and expertise to the board of directors. He has spent 25 years building global consumer and Internet businesses in both traditional retail and direct-to-consumer environments. He has knowledge and experience with how our largest customers—toy and game retailers—operate, having led the successful turnaround of the Toys "R" Us U.S. and International divisions. He also has leadership experience at other world class toy companies such as Hasbro, Russ Berrie and Matchbox. His online toy and gaming experience, building toysrus.com into the number one global online retailer of toys and while at the GameHouse Division of Real Networks, will bring an experienced perspective necessary to the board of directors in Internet and e-commerce issues, an area that is of strategic importance to the Company.

William B. Chiasson has served as a member of our board of directors since March 2010 and as the Chairman of our board of directors since March 2011. Previously, Mr. Chiasson served as our Chief Executive Officer from September 2010 to March 2011, as President and Chief Executive Officer from March 2010 to September 2010 and as Chief Financial Officer from November 2004 to February 2010. Prior to joining LeapFrog, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Mr. Chiasson's ongoing leadership role at LeapFrog means that he can contribute a deep understanding of our day-to-day operations to the board of directors. He brings many years of experience with branded consumer products companies through his experience at LeapFrog, Levi Strauss & Co. and Kraft Foods, Inc. Also, his long service as a public-company executive officer gives him extensive knowledge of and experience with business operations and strategy, including compensation and corporate governance matters, finance and accounting issues, regulatory requirements, and risk awareness and management. Mr. Chiasson also offers substantial finance and strategy experience, having served as our Chief Financial Officer and as the Chief Financial Officer of Levi Strauss & Co., and in other senior financial roles at other public companies.


Proxy

Thomas J. Kalinske has served as our Vice Chairman since July 2006. From February 2004 to July 2006, Mr. Kalinske served as our Chief Executive Officer and previously served in that same capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. From April 2007 to May 2008, Mr. Kalinske served as Chief Executive Officer of cFares, Inc., an online meta search company. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America, a leading video game and entertainment company. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group, a manufacture of games, toys and children's vehicles, from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc., a leading toy manufacturer and public company. Mr. Kalinske has served as Chair of the Toy

Manufacturers Association of America and, in 1997, he was inducted into the Toy Industry Hall of Fame. Mr. Kalinske has served as a director on the board of directors of Blackboard Inc., a publicly held company that provides enterprise learning software applications, since April 2007, and is a member of its audit committee. He has also served on the board of directors and audit committee of Cambium Learning Group, Inc., a publicly held company that provides research-based learning solutions for at-risk and special student populations, since February of 2010. Mr. Kalinske also serves as Executive Chairman of the board of directors of Moonshoot, a privately held developer of online English language learning games for non-English speaking children. Mr. Kalinske previously served as a director of Spring Group plc from October 1999 through March 2006. Spring Group plc was a publicly held provider of recruitment, professional staffing and related services based in the UK. Mr. Kalinske earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Mr. Kalinske has been a leader in a number of technology, toy and education ventures, and brings extensive experience with electronic gaming and toys to LeapFrog and its board of directors. He has extensive experience in the toy industry, having served as Chief Executive Officer of Mattel, and as chair of the Toy Manufacturer's Association of America, and having later served as our Chief Executive Officer and Chairman. In addition, Mr. Kalinske has served in various leadership positions within LeapFrog since its inception. He brings to the board a deep understanding of the LeapFrog business and organization, and extensive experience in the areas of technology, toys, gaming and educational ventures, all areas that align closely with LeapFrog's continuing strategic focus on technology-based learning toys, gaming and reading. His background in relevant industries and his long career of leadership as a director and as an officer of various companies, including as a director for public companies other than LeapFrog, allow him to provide the board pertinent strategic and business insight based on extensive experience. Mr. Kalinske is an independent director under Section 303A.02 of the New York Stock Exchange ("NYSE") listing standards.

Paul T. Marinelli has served as a member of our board of directors since March 2009. Mr. Marinelli has served as Vice President of Lawrence Investments, LLC, or Lawrence Investments, a private equity investment firm that is controlled by Lawrence J. Ellison, since May 2004. In March 2009, Mr. Marinelli was proposed for membership on our board of directors by Mollusk Holdings, a subsidiary of Lawrence Investments and the owner of shares representing a majority of our outstanding voting power. From September 1999 to May 2004, he held the position of Corporate Development Group Director at Cadence Design Systems, an electronic design automation software and services company, where he managed several dozen acquisitions and strategic investments. Prior to 1999, Mr. Marinelli held various financial roles at PricewaterhouseCoopers, a global professional services firm, AlliedSignal, an aerospace, automotive and engineering company, and EMCON, an environmental engineering firm. Mr. Marinelli earned a B.S. from the University of California, Berkeley, and an M.B.A. from Cornell University. Mr. Marinelli has served as a member of our nominating and corporate governance committee since March 2009.

Mr. Marinelli's educational background and experience in finance and business development at various companies, including a major auditing firm, provide the board with extensive significant expertise in matters such as mergers and acquisitions and financings. In addition, Mr. Marinelli's experience at Cadence Design Systems gives him insight into and experience at a technology-based business, which aligns with LeapFrog's significant technology focus. Mr. Marinelli's service as Vice President of Lawrence Investments also enables him to represent our stockholders and serve as a liaison between the board and one of our major stockholders.

Stanley E. Maron has served as a member of our board of directors since September 1997. Since 1994, Mr. Maron has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger (now Buchalter Nemer), serving the firm from 1975 to 1994. Mr. Maron currently serves as a director of Heron International, a privately held European real estate development company, and also serves as an officer and director of privately held companies affiliated with Knowledge Learning Corporation, a for-profit provider of early child care learning.

Mr. Maron was previously a director of Nextera Enterprises, Inc., a consumer products company, until 2008. Mr. Maron earned a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles. Mr. Maron has served on our audit committee since July 2006, and on our compensation and nominating and corporate governance committees since May 1, 2008.

Mr. Maron's long tenure on our board of directors contributes continuity and a detailed understanding of LeapFrog's business and industry to our board of directors and the three committees on which he serves. His ongoing work as a senior corporate and tax attorney gives him legal expertise and experience that are valuable to the board when analyzing issues that involve such legal considerations. His experience serving as a director of LeapFrog and other companies has also provided him with valuable knowledge regarding accounting and financial reporting matters. In addition, his experience as a corporate lawyer and his service as a director of other companies provides him with a broad perspective on corporate governance practices for boards of directors, knowledge and experience with board duties and responsibilities in the context of major corporate transactions and the phases of corporate existence, and insight into trends and best practices for areas like compensation and benefits, risk management and talent development. Mr. Maron is an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on our audit committee.

E. Stanton McKee, Jr. has served as a member of our board of directors since November 2003. From 1989 until his retirement in November 2002, Mr. McKee served as Senior Vice President, Chief Financial and Administrative Officer of Electronic Arts Inc., a developer and publisher of interactive entertainment. From 1982 to 1989, Mr. McKee was Chief Financial Officer of Digital Research, Inc., a privately held developer of operating systems, computer languages and applications. Mr. McKee also served in the consulting division of Arthur Andersen for seven years. Mr. McKee served on the board of directors and as Chair of the audit committee of ArcSight, Inc., a publicly held company that provided security and compliance management software and appliances to government and commercial entities, from February 2005 until its acquisition by Hewlett Packard in 2010. Mr. McKee has served on numerous private company and joint venture boards and currently serves on the board of a private company. Mr. McKee earned a B.A. and an M.B.A. from Stanford University. Mr. McKee has served as the Chair of our audit committee since November 2003 and as a member of our compensation committee since July 2009.

Mr. McKee has extensive financial reporting, financial transaction, investor relations, and general financial and management experience, having served as a chief financial officer for more than 20 years, including more than 13 years with a publicly held company. He has also had responsibility for manufacturing, supply chain, and some international operations, all of which are components of LeapFrog's business. He has extensive experience with mergers and acquisitions and strategic transactions having, in addition to his chief financial officer duties, been responsible for corporate development for a number of years, executing many acquisitions, investments and joint ventures, both domestically and internationally. His experience in the electronic game business, including both content development and retail distribution oversight, has direct applicability to LeapFrog's business. He is a financial expert as defined in applicable SEC rules, and the chairman of our audit committee based on his education and substantial experience in the field. His work at Electronic Arts and his service on the boards of directors of several companies give him broad-based knowledge in corporate governance, compensation and financial matters currently faced by companies operating in industries similar to LeapFrog's. Mr. McKee is an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on our audit committee. In addition, Mr. McKee qualifies as a "non-employee director" within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, which allows him to be part of our performance compensation award subcommittee, as discussed below under "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee."

David C. Nagel, Ph.D. has served as a member of our board of directors since September 2005. From December 2001 until his retirement in May 2005, Dr. Nagel served as the President, Chief Executive Officer and a director of PalmSource, Inc., a provider of operating system software platforms for smart mobile devices. From September 2001 to December 2001, he was Chief Executive Officer of the Platform Solutions Group at Palm, Inc., a provider of mobile computing solutions. Prior to joining Palm, from April 1996 to September 2001, Dr. Nagel was Chief Technology Officer of AT&T Corp., a communications service provider, President of AT&T Labs, a corporate research and development unit of AT&T, and Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Dr. Nagel serves on the board of directors and compensation committee of each of Align Technology, Inc., a publicly held company that develops and sells orthodontics medical devices (since July 2009), Tessera Technologies, Inc., a publicly held company that develops semiconductor packaging technology (since May 2005), Openwave Systems Inc., a publicly held company that develops software for mobile and broadband operators (since January 2008) and Vonage Holdings, Inc., a publicly held company that provides voice-over-IP phone and messaging services to consumers and small businesses (since August 2010). Dr. Nagel earned a B.S., an M.S. and a Ph.D. from the University of California, Los Angeles. Dr. Nagel has served as a member of our compensation committee since February 2006 (and as the Chair since November 2006).

Dr. Nagel has held multiple leadership positions at technology companies, both as chief executive officer and chief technology officer. This experience with companies in the telecommunications and mobile device sectors is applicable to LeapFrog's current business as we increasingly focus on mobile and web-enabled educational entertainment platforms, and enables him to contribute to the board of directors his insights and guidance on effective strategic options as we expand our technology-based learning toys and platforms. Dr. Nagel's experience as a director of public companies other than LeapFrog gives him broad-based experience in corporate governance, compensation and financial matters affecting technology companies. Dr. Nagel serves on the compensation committees of three other public companies, which gives him wide-ranging and extensive experience with executive compensation matters and the duties of compensation committees. Dr. Nagel is an independent director under Section 303A.02 of the NYSE listing standards. In addition, Dr. Nagel qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code, which allows him to be a member of our performance compensation award subcommittee, as discussed below under "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee."

Philip B. Simon has served as a member of our board of directors since March 2009 and served as Presiding Director with the role of presiding over executive sessions of the board of directors from March 2009 to March 2010. Mr. Simon is President of Lawrence Investments, a private equity investment firm that is controlled by Lawrence J. Ellison. In March 2009, Mr. Simon was proposed for membership on our board of directors by Mollusk Holdings, a subsidiary of Lawrence Investments and the owner of shares representing a majority of our outstanding voting power. For 16 years, prior to joining Lawrence Investments in 1997, Mr. Simon was a partner at Howson & Simon LLP, a professional tax and accounting services firm. Mr. Simon served as a director of Spring Group plc from October 2003 through March 2006; Spring Group plc was a publicly held provider of recruitment, professional staffing and related services based in the UK. Mr. Simon serves on the board of directors of a number of privately held companies and is a member of the California Society of Certified Public Accountants. Mr. Simon holds an A.B. from Yale University and a J.D. from Stanford Law School. Mr. Simon has served as a member of our compensation committee since March 2009.

Mr. Simon's service as President of Lawrence Investments, and his associated service on the boards of directors of multiple companies, provides the board with access to information about business practices and strategies across several industries. Also, with his educational background and experience at Howson & Simon, Mr. Simon adds extensive expertise and experience in tax and accounting, as well as understanding of and facility with legal and regulatory matters. Mr. Simon's service as President of Lawrence Investments also enables him to represent one of our major stockholders and serve as a liaison between the board and one of our major stockholders.

Caden Wang has served as a member of our board of directors since April 2005. From June 1999 until his retirement in December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS, a leading luxury retailer catering to the traveling public, Gump's, a luxury home furnishings and home décor retailer, and Cost Plus, a chain of specialty import/retail stores. Since October 2003, Mr. Wang has served on the board of directors of bebe stores, inc., a publicly held company that designs, develops and produces women's apparel and accessories, and chairs its audit committee, is a member of its nominating and corporate governance committee and chairs a special committee advising on executive equity matters. From August 2005 through August 2007, Mr. Wang served on the board of directors of Fossil, Inc., a publicly held company that designs, develops, markets and distributes fashion-related consumer products, and was a member of its audit committee, nominating and corporate governance committee and a special committee advising on option backdating. He earned a B.A. and an M.B.A. from the University of California, Los Angeles. Mr. Wang has served as a member of our audit committee since April 2005, a member of our nominating and corporate governance committee since November 2006 (and as the Chair since March 2009), and a member of our compensation committee since March 2009 (and previously as a member and the Chair of our compensation committee from April 2005 to November 2006).

Mr. Wang has extensive accounting, financial reporting and finance experience, having served as the chief financial officer of various private companies during his career and as the chair of the audit committee of a public company. He is a "financial expert," as defined in applicable SEC rules, based on his formal education and substantial experience in the field. Mr. Wang's experience as an executive officer of various consumer products and retail companies and as a director of public companies other than LeapFrog gives him broad-based experience in corporate governance, compensation and financial matters currently faced by public consumer products companies. In addition, Mr. Wang brings extensive knowledge of and experience with business operations and strategy from his service with these companies, including international operations. Mr. Wang is an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on the audit committee. In addition, Mr. Wang qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code, which allows him to be a member of our performance compensation award subcommittee, as discussed below under "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee."

Required Vote

The nine nominees receiving the highest number of "FOR" votes shall be elected as directors. Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on elections of directors unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to the nine nominees in this Proposal One if you want your broker to vote your shares on the matter. Otherwise, your shares will be treated as broker non-votes. Broker non-votes will have no effect on the outcome of the vote.

Recommendation

The Board of Directors recommends a vote FOR each named nominee.

PROPOSAL TWO

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011, and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited our consolidated financial statements since September 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the audit committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the company and our stockholders.

Independent Registered Public Accounting Firm Fee Information

In connection with the audit of our 2011 financial statements, we entered into an engagement agreement with Ernst & Young LLP that set forth the terms by which Ernst & Young LLP would perform audit services for us, including responsibilities of Ernst & Young and management in the conduct of the audit and estimated fees. That agreement is subject to alternative dispute resolution procedures.

The following table represents aggregate fees billed or to be billed to us for services performed for the fiscal years ended December 31, 2010 and 2009, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year Ended (in thousands)	
	2010	2009
Audit Fees	$1,142	$1,341
Audit-Related Fees	—	—
Tax Fees	70	120
All Other Fees	—	—
Total Fees	$1,212	$1,461

All services provided by Ernst & Young LLP for the fiscal years ended December 31, 2010 and 2009 were approved by the audit committee.

Audit Fees

The aggregate fees billed or expected to be billed by Ernst & Young LLP for financial audit services totaled approximately $1.2 million for 2010 and $1.5 million for 2009.

Audit-Related Fees

For 2010 and 2009, there were no fees for audit-related services other than the audit fees specified above.

Tax Fees

The aggregate fees billed by Ernst & Young for tax services were $70,419 for 2010 and $120,000 for 2009, and included a review of our U.S. federal and California state tax returns. In addition, our 2010 fees include a study of our 2009 research and development credits, and our 2009 fees include studies of our 2008 and 2007 research and development credits.

All Other Fees

There were no other fees paid to Ernst & Young LLP in 2010 and 2009.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

The audit committee's charter requires it to pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As permitted by the charter, the audit committee has delegated to the Chair of the audit committee, Mr. E. Stanton McKee, Jr., the authority to grant such pre-approvals, provided that all approvals made by the Chair are presented to the full audit committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the audit committee takes into consideration the fees to be paid for such services and whether such fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the audit committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and confirms that the non-audit services will not include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The audit committee has determined that the rendering of the services other than audit services by Ernst & Young LLP in 2010 and 2009 was compatible with maintaining the registered public accounting firm's independence.

Required Vote

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010 requires a "FOR" vote from a majority of the voting power present and entitled to vote either in person or by proxy on the proposal in order to pass. If you "Abstain" from voting, it will have the same effect as an "Against" vote. If you return a signed and dated proxy card or otherwise complete a ballot or voting instructions without marking your selections, your shares will be voted "FOR" ratification of the appointment of Ernst & Young LLP.

Recommendation

The Board of Directors recommends a vote FOR Proposal Two.

PROPOSAL THREE

NON-BINDING ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Securities Exchange Act require that we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our named executives officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission

As described in greater detail under the heading "*Compensation Discussion and Analysis*," we seek to closely align the interests of our named executive officers with the interests of our stockholders. Our compensation programs are designed to reward our named executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. Our philosophy is to provide total compensation to our named executive officers that reasonably, equitably, and responsibly meets the following objectives: (i) Motivates and rewards outstanding company performance and, to a lesser extent, individual performance; (ii) Attracts and retains talented executives who are motivated to perform at a high level and to contribute significantly to the achievement of our financial and strategic goals; (iii) Aligns the efforts of our executives with the interests of our stockholders over the long term; and (iv) Effectively manages the total cost of executive compensation. We implement this philosophy through the key principles enumerated in detail under the heading "*Compensation Discussion and Analysis.*" The compensation committee regularly reviews our executive compensation program to ensure that it achieves its desired goals.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is advisory, which means that the results of the vote are not binding on the Company, our board of directors or the compensation committee of the board of directors. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. To the extent there is a significant vote against our named executive officer compensation as disclosed in this proxy statement, the compensation committee will evaluate whether any actions are necessary to address our stockholders' concerns.

Required Vote

This Proposal Three must receive a "For" vote from a majority of the voting power present and entitled to vote either in person or by proxy in order to pass. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as "Against" votes. Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to this Proposal Three if you want your broker to vote your shares on the matter. If you do not give your broker voting instructions, your shares will be treated as broker non-votes. Broker non-votes will have no effect on the outcome of the vote.

Recommendation

Accordingly, we ask our stockholders to vote in support of the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related tables and disclosure."

The Board of Directors recommends a vote FOR Proposal Three.

PROPOSAL FOUR

NON-BINDING ADVISORY VOTE ON THE PREFERRED FREQUENCY OF NAMED EXECUTIVE OFFICER COMPENSATION VOTES

The Dodd-Frank Act and Section 14A of the Exchange Act also enable our stockholders to indicate their preference regarding how frequently they believe we should conduct the advisory vote on the compensation of our named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, such as Proposal Three included in this proxy statement. By voting on this Proposal Four, stockholders may indicate whether they would prefer an advisory vote on the compensation of our named executive officers once every three years, two years or one year.

Our board of directors has determined that an advisory vote on executive compensation that occurs once every three years is the most appropriate alternative for the Company and therefore the board recommends that you vote for a three-year interval for the advisory vote on executive compensation. In determining to recommend that stockholders vote for a frequency of once every three years, the board of directors considered how an advisory vote at this frequency will provide our stockholders with sufficient time to evaluate the effectiveness of our overall compensation philosophy, policies and practices in the context of our long-term business results for the corresponding period, while avoiding over-emphasis on short term variations in compensation and business results. An advisory vote occurring once every three years will also permit our stockholders to observe and evaluate the impact of any changes to our executive compensation policies and practices which have occurred since the last advisory vote on executive compensation, including changes made in response to the outcome of a prior advisory vote on executive compensation.

This vote is advisory, which means that the results of the vote are not binding on the Company, our board of directors or the compensation committee of the board of directors. The Company recognizes that our stockholders may have different views as to the best approach for the Company, and therefore we look forward to hearing from our stockholders as to their preferences on the frequency of future advisory votes on executive compensation.

Stockholders may cast a vote on their preferred voting frequency by selecting the option of one year, two years, or three years (or abstain) when voting. The proxy card provides stockholders with the opportunity to choose among four options (holding the vote every one, two or three years, or abstain from voting). Stockholders will not be voting to approve or disapprove the recommendation of the board of directors.

Required Vote

The option of one year, two years or three years that receives the greatest number of votes from the voting power present and entitled to vote either in person or by proxy will be considered the frequency preferred by stockholders for the advisory vote on the compensation of our named executive officers. However, because this vote is advisory and not binding on the board or the Company in any way, our board of directors may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on the compensation of our named executive officers more or less frequently than the option approved by our stockholders.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters, including on the frequency of advisory stockholder votes, unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to this Proposal Four if you want your broker to vote your shares on the matter. Abstentions will have no effect on the outcome of the vote. If you do not give your broker voting instructions, your shares will be treated as broker non-votes. Broker non-votes will have no effect on the outcome of the vote.

Recommendation

The Board of Directors recommends a vote for the option of once every THREE YEARS on this Proposal Four.

PROPOSAL FIVE

APPROVAL OF THE LEAPFROG ENTERPRISES, INC. 2011 EQUITY INCENTIVE PLAN

On March 17, 2011, the board of directors adopted, subject to stockholder approval, the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan (the "2011 EIP"). The board of directors recommends that the stockholders vote to approve the 2011 EIP. If approved, the 2011 EIP will become effective upon stockholder approval at the Annual Meeting and will replace the LeapFrog Enterprises, Inc. Amended and Restated 2002 Equity Incentive Plan ("Prior Plan") in advance of its expiration as the sole plan for providing stock-based incentive compensation to eligible employees and consultants.

The Prior Plan is currently scheduled to expire in May 2012, prior to our next annual meeting of stockholders. The board of directors has chosen to adopt the 2011 EIP rather than extend the Prior Plan to assure that the terms and conditions of our equity incentive plans reflect the latest corporate and legal developments. The board of directors believes that our 2011 EIP is in the best interests of stockholders and LeapFrog, as it will continue to provide employee and stockholder alignment; maintain our broad-based equity program; and help attract, motivate and retain employees. Stockholder approval of the 2011 EIP will also constitute approval for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code").

All outstanding stock awards granted under the Prior Plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Prior Plan. However, if our stockholders approve this Proposal Five, then as of the effective date of the 2011 EIP, no new equity awards shall be granted under the Prior Plan from and after the effective date of the 2011 EIP. Instead, on the effective date of the 2011 EIP, a total of 6,000,000 newly approved shares of Class A common stock will become available for grant under the 2011 EIP, and any shares remaining available for new grants under the Prior Plan on the effective date of the 2011 EIP shall instead become available for issuance under the 2011 EIP. In addition, any shares subject to outstanding stock awards granted under the Prior Plan that expire or terminate for any reason prior to exercise or settlement, are forfeited because of the failure to meet a contingency or condition required to vest such shares or are reacquired or withheld to satisfy a tax withholding obligation or as consideration for the exercise of a stock option shall become available for issuance pursuant to awards granted under the 2011 EIP (collectively, the "Returning Shares"). We believe the increase in the share reserve in connection with the adoption of the 2011 EIP will provide us with a sufficient reserve of common stock to offer appropriate incentives to our employees and consultants for the next three years.

Our 2002 Non-Employee Directors' Stock Award Plan ("NEDSAP") is unaffected by this Proposal Five and will remain the primary plan pursuant to which stock-based incentive compensation is granted to our non-employee directors. If stockholders approve the 2011 EIP, we will have two active equity incentive plans in effect: the 2011 EIP (primarily for employees and consultants, as discussed below under "*Eligibility*") and the NEDSAP (solely for non-employee directors).

BACKGROUND

Equity Compensation Philosophy at LeapFrog

We believe that equity incentive awards are an effective way to attract and retain talented employees, to motivate and reward them for outstanding company and individual performance, and to align their interests with those of our stockholders. The 2011 EIP is critical to our ongoing effort to build stockholder value through retaining and motivating such employees. Like all technology companies, we actively compete for highly qualified employees. Traditionally, stock options have been the primary focus of our equity program. The potential value of stock options is realized only if our share price increases, and so we believe stock options provide a strong incentive for individuals to work to grow our business and build stockholder value, and are most attractive to individuals who share our entrepreneurial spirit. In addition, we have also granted RSUs in recent years in order to attract and retain exceptional employees. For a discussion of our executive compensation philosophy, see "*Compensation Discussion and Analysis*."

The Shares Available for Grant Under Our Prior Plan are Insufficient

As of March 31, 2011, our Prior Plan has 3,356,242, shares remaining available for grant; therefore, we are limited in our ability to issue equity to our named executive officers, key employees, or consultants unless our stockholders increase the reserve under our Prior Plan or approve a new stock plan. While we could increase cash compensation if we are unable to grant equity incentives, we have taken measures to conserve our use of cash and anticipate that we will have difficulty attracting, retaining, and motivating our named executive officers, our key employees and our directors if we are unable to make equity grants to them. Equity awards are a more effective executive compensation vehicle than cash at a growth-oriented, entrepreneurial company because they deliver high potential value with a smaller impact on current income and cash flow. Therefore, we are asking our stockholders to approve the 2011 EIP.

We Manage Our Equity Award Use Carefully

We continue to believe that equity awards such as stock options are a vital part of our overall compensation program. However, we recognize that equity awards dilute existing stockholders and therefore we must responsibly manage the growth of our equity compensation program. We are committed to effectively managing our equity compensation share reserve, including our burn rate.

The 2011 EIP Combines Compensation and Governance Best Practices

We note that our 2011 EIP contains provisions that are designed to protect our stockholders' interests and to reflect compensation and corporate governance best practices, including:

- *Stockholder approval is required for additional shares.* The 2011 EIP does not contain an annual "evergreen" provision that provides for automatic increases of shares on an ongoing basis. The 2011 EIP authorizes a fixed number for our share reserve, so that stockholder approval is required to issue any additional shares from the 2011 EIP once we have used all shares available for issuance.
- *No discounted stock options or stock appreciation rights.* All stock options and stock appreciation rights will have an exercise price equal to or greater than the fair market value of our Class A common stock on the date the stock option or stock appreciation right is granted.
- *Repricing is not allowed.* The 2011 EIP prohibits the repricing or exchange of underwater stock options and stock appreciation rights without prior stockholder approval.
- *Fungible Share Reserve.* As with the Prior Plan, the 2011 EIP has a flexible or "fungible" share reserve, which increases the rate at which the share reserve is depleted for full value awards such as restricted stock awards and RSUs, in order to minimize stockholder dilution.


Proxy

SUMMARY OF THE 2011 EIP

A summary of the principal features of the 2011 EIP follows. The summary is qualified in its entirety by the full text of the 2011 EIP that is attached as Appendix A to this proxy statement. Stockholders are encouraged to read the actual text of the 2011 EIP in its entirety.

Key Terms

Plan Term:	June 2011 to March 2021, subject to stockholder approval
Administrator	The compensation committee has been delegated the authority by the board of directors to administer our equity compensation plans.

Eligible Participants:	Employees, directors and consultants.
Shares Authorized:	• 6,000,000 new shares, plus • the number of unissued and available shares under the Prior Plan as of the effective date of the 2011 EIP, plus • any Returning Shares.
Fungible Share Reserve	The number of shares available for issuance under the 2011 EIP is reduced by (i) one share for each share of common stock issued pursuant to a stock option or stock appreciation right under the 2011 Plan with a strike price of at least 100% of the fair market value of the underlying common stock on the date of grant, and (ii) two (2) shares for each share of common stock issued pursuant to a restricted stock award, restricted stock unit award, performance stock award, or other non-option stock award granted under the 2011 EIP.
Award Types:	(i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights ("SARs"), (iv) restricted stock awards, (v) RSUs, (vi) performance stock awards, (vii) performance cash awards, and (viii) other stock awards.
162(m) Limits:	Section 162(m) of the Tax Code requires, among other things, that the maximum number of shares awarded to an individual under a stock awards, or the maximum value of any cash award, must be approved by stockholders in order for the awards granted under the plan to be eligible for treatment as performance-based compensation that will not be subject to the $1 million limitation on tax deductibility for compensation paid to certain specified senior executives. Accordingly, the 2011 EIP limits awards granted under the plan to an individual participant in any calendar year to: (1) No more than 3.5 million shares subject to stock options or SARs (or other stock awards whose value is determined by reference to an increase over an exercise or strike price) to an individual participant; (2) No more than 3.5 million shares subject to performance-based restricted stock or RSU awards to an individual participant; and (3) No more than $1 million subject to performance cash awards to an individual participant. These limits are greater than the number of shares or cash subject to any particular award that we have granted to any individual in the past.
Vesting:	Determined by the compensation committee or the board of directors.
Not Permitted:	(1) Granting stock options or SARs at a price below the fair market value of LeapFrog Series A common stock on the date of grant. (2) Repricing or reducing the exercise price of a stock option or SAR without stockholder approval.

Eligibility

Only employees (including officers), consultants and non-employee directors of LeapFrog and its affiliates are eligible to receive awards under the 2011 EIP. Pursuant to applicable tax law, we may only grant incentive stock options to our employees (including officers) and employees of our affiliates. The compensation committee, or a subcommittee thereof, determines who will participate in the 2011 EIP and the terms of those grants. Although we have designed the 2011 EIP to allow awards to our directors in order to preserve flexibility for the compensation committee in making its decisions regarding equity-based compensation, we anticipate that we will continue to grant awards to our non-employee directors under the NEDSAP.

Awards

The 2011 EIP allows the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards. Subject to plan limits, the compensation committee has the discretionary authority to determine the size of awards to employees, however the committee has adopted a series of equity award guidelines designed to manage the usage of the pool of shares available for future. The use of performance-based awards will be considered in the context of our total compensation program and the significant level of pay-for-performance requirements already incorporated into our compensation practices.

Vesting and Exercise of Awards

The exercise price of stock options and SARs granted under the 2011 EIP may not be less than the fair market value of the common stock on the date of grant. The term of any stock option or SAR may not be longer than 10 years. For other types of awards under the 2011 EIP, the compensation committee will determine the vesting and exercisability (or settlement) terms for each award, including the establishment of any performance vesting criteria.

Eligibility Under Section 162(m)

Stockholder approval of the 2011 EIP is designed to constitute approval of the plan's material features for purposes of Section 162(m) of the Tax Code. Awards may, but need not, include performance criteria that satisfy Section 162(m). To the extent that awards are intended to qualify as "performance-based compensation" under Section 162(m), the performance criteria will be based on stock price appreciation (in the case of options or SARs) or on one or more of the other factors set forth in Section 13(kk) of the 2011 EIP (which may be adjusted as provided in the plan), applied on a Company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices, in each case as specified by the compensation committee in the award.

Transferability

Awards granted under the 2011 EIP are transferable only by will or the laws of descent and distribution, or to the extent otherwise determined by the compensation committee. The compensation committee has sole discretion to permit the transfer of an award.

Administration

The compensation committee, which is made up of a majority of independent directors, has been delegated the authority by the board of directors to administer our equity compensation plans and will administer the 2011 EIP. The compensation committee, or a subcommittee thereof, will select the employees who receive awards, when and how the awards are granted, what type or combination of types of awards to be granted, the provisions of each award granted and the number of shares granted. The compensation committee may interpret the 2011 EIP and awards granted under it and establish, amend and revoke any rules relating to the 2011 EIP. The compensation committee may delegate to a committee of one or more directors the ability to grant awards and take certain other actions with respect to participants who are not executive officers, and may delegate certain administrative or ministerial functions under the 2011 EIP to an officer or officers. The compensation committee has delegated authority to a committee consisting of the Chief Executive Officer ("NEOSAC") to grant awards to non-executive employees within limits and a budget pre-approved by the compensation committee.

Duration, Suspension, Termination, and Amendment

The board of directors may suspend or terminate the 2011 EIP at any time. Unless sooner terminated by our board of directors, the 2011 EIP shall automatically terminate on March 16, 2021, which is the day before the tenth anniversary of the date the 2011 EIP was adopted by the board of directors. No awards may be granted under the 2011 EIP while the 2011 EIP is suspended or after it is terminated.

The board of directors may amend the 2011 EIP at any time. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. In addition we will obtain stockholder approval of any amendment to the 2011 EIP, if required by applicable law or listing requirement, that would:

- Materially increase the number of shares of Class A Common Stock available for issuance under the 2011 EIP;
- Materially expand the class of individuals eligible to receive awards under the 2011 EIP;
- Materially increase the benefits accruing to participants under the 2011 EIP or materially reduces the price at which shares of Class A Common Stock may be issued or purchased under the 2011 EIP;
- Materially extend the term of the 2011 EIP; or
- Expand the types of awards available for issuance under the 2011 EIP.

Adjustments; Corporate Transactions

In the event of a capitalization adjustment, the compensation committee shall appropriately and proportionately adjust the number and kind of shares available for grant under the 2011 EIP, and subject to the various limitations set forth in the 2011 EIP, the number and kind of shares subject to outstanding awards under the 2011 EIP, and the exercise or settlement price of outstanding stock options and of other awards.

In the event of a corporate transaction, the board of directors may arrange for the assumption of the outstanding awards, the acceleration of vesting of outstanding awards, the assignment of rights with respect to the awards, the cancellation of the awards or a payment to award holders, as determined by the board of directors. For purposes of the 2011 EIP, a corporate transaction will be deemed to occur in the event of (i) the consummation of a sale of all or substantially all of our consolidated assets, (ii) the consummation of a sale of at least 90% of our outstanding securities, (iii) the consummation of a merger or consolidation in which we are not the surviving corporation, or (iv) the consummation of a merger or consolidation in which we are the surviving corporation but shares of our outstanding common stock are converted into other property by the virtue of the transaction, as determined by the board of directors.

Tax Withholding

The board of directors may require a participant to satisfy any federal, state, local, or foreign tax withholding obligation relating to a stock award by (a) causing the participant to tender a cash payment; (b) withholding shares of common stock from the shares of common stock issued or otherwise issuable to the participant in connection with the award; (c) withholding cash from an award settled in cash or from other amounts payable to the participant; or (d) by other method set forth in the award agreement.

U.S. Federal Tax Consequences

The following is a summary of the principal U.S. federal income taxation consequences to participants and LeapFrog with respect to participation in the 2011 EIP. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The 2011 EIP is not qualified under the provisions of Section 401(a) of the Tax Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Tax Code and the satisfaction of our tax reporting obligations.

Incentive Stock Options

The 2011 EIP provides for the grant of stock options that qualify as "incentive stock options," as defined in Section 422 of the Tax Code. Under the Tax Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an incentive stock option. If the optionee holds a share received on the exercise of an incentive stock option for more than two years from the date the option was granted and more than one year from the date the option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an incentive stock option before the end of the required holding period, which is referred to as a disqualifying disposition, the optionee generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the incentive stock option was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an incentive stock option exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an incentive stock option is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the required holding period. If there is a disqualifying disposition of a share, however, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of a nonstatutory stock option if the option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is employed by us or one of our affiliates, that income will be subject to withholding tax. Generally, the optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date. We will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Tax Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Restricted Stock Units

Generally, no taxable income is recognized upon receipt of a restricted stock unit award. The participant will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. Generally, we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued.

Stock Appreciation Rights

Generally, stock appreciation rights are subject to similar tax rules as nonstatutory stock options. This means that, generally, no taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received, less any strike price paid for such shares, is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. We will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant.

Section 162(m)

Compensation of persons who are "covered employees" of LeapFrof is subject to the tax deduction limits of Section 162(m) of the Tax Code. Awards that qualify as "performance-based compensation" are exempt from the limitations of Section 162(m), thereby permitting us to claim the full federal tax deduction otherwise allowed for such compensation. The 2011 EIP is intended to enable us to grant awards that will be exempt from the deduction limits of Section 162(m). Under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if, among other requirements, (i) such awards are approved by a compensation committee composed solely of "outside directors," (ii) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (iii) the per-employee limitation is approved by the stockholders, and (iv) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant. Compensation attributable to restricted stock, restricted stock units, performance awards and other stock-based awards will qualify as performance-based compensation, if, among other requirements, (i) the award is approved by a compensation committee composed solely of "outside directors," (ii) the award is granted, becomes vested or is settled, as applicable, only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) a committee of outside directors certifies in writing prior to the granting (or vesting or settlement) of the award that the performance goal has been satisfied, and (iv) prior to the granting (or vesting or settlement) of the award, the stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

New Plan Benefits

Awards under the 2011 EIP are discretionary, and we have not approved any awards that are conditioned on stockholder approval of the 2011 EIP. Accordingly, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers, directors and employees under the 2011 EIP.

Equity Compensation Plan Information

Information, as of December 31, 2011, regarding equity compensation plans approved and not approved by stockholders is summarized in the following table:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,784,600	$4.22	4,949,572(1)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	7,784,600	$4.22	4,949,572

(1) Includes 1,391,409 shares reserved for issuance under our 2002 Employee Stock Purchase Plan, 3,097,133 shares reserved for issuance under our 2002 Equity Incentive Plan, subject to this Proposal Five, and 461,030 shares reserved for issuance under our 2002 Non-Employee Directors' Stock Award Plan.

Vote Required

Adoption of the 2011 EIP requires affirmative "For" vote from a majority of the voting power present and entitled to vote either in person or by proxy on this Proposal Five at the Annual Meeting. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on the implementation of any equity compensation plan unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to this Proposal Five if you want your broker to vote your shares on the matter. If you do not give your broker voting instructions, your shares will be treated as broker non-votes. Broker non-votes will have no effect on the outcome of the vote.

Recommendation

The Board of Directors recommends a vote FOR Proposal Five.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Controlling Stockholder

As of March 31, 2011, Lawrence J. Ellison, through entities controlled by him, held a majority of the voting power of our outstanding stock. As a result, Mr. Ellison controls the election of all members of our board of directors and all other matters submitted to a vote of our stockholders as to which the vote required is a majority of the outstanding voting power. Mr. Ellison is Chief Executive Officer of Oracle Corporation.

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's Class A common stock and Class B common stock (convertible into Class A common stock) as of March 31, 2011 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of our Class A or Class B common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our Class A or Class B common stock, as the case may be, and Schedules 13D and 13G filings with the SEC.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2011. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial Ownership of Our Common Stock (continued)

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned(1)			Percentage of Combined Voting Power Of All Classes of Stock(3)
	Class A	Class B	Total	Class A	Class B	Total(2)	
Lawrence J. Ellison / Mollusk Holdings, LLC(4)	1,325,258	13,353,276	14,678,534	2.9%	71.2%	22.7%	57.7%
Michael R. Milken(5)	601,789	4,076,516	4,678,305	1.3%	21.7%	7.2%	17.7%
Lowell J. Milken(6)	315,137	532,914	848,051	*	2.8%	1.3%	2.4%
Franklin Resources, Inc.(7)	5,255,380	—	5,255,380	11.4%	*	8.1%	2.2%
BlackRock, Inc.(8)	2,839,355	—	2,839,355	6.1%	*	4.4%	1.2%
John Barbour	50,000	—	50,000	*	*	*	*
William K. Campbell(9)	196,647	—	196,647	*	*	*	*
Michael Y. Chai(10)	232,693	—	232,693	*	*	*	*
William B. Chiasson(11)	413,840	—	413,840	*	*	*	*
Michael J. Dodd(12)	338,437	—	338,437	*	*	*	*
Mark A Etnyre(13)	169,202	—	169,202	*	*	*	*
Thomas J. Kalinske(14)	358,778	1,107	359,885	*	*	*	*
Jeffrey G. Katz(15)	1,226,651	—	1,226,651	2.6%	*	1.9%	*
Paul T. Marinelli(16)	1,377,478	13,353,276	14,730,754	3.0%	71.2%	22.6%	57.7%
Stanley E. Maron(17)	112,834	168	113,032	*	*	*	*
E. Stanton McKee, Jr.(18)	95,596	—	95,596	*	*	*	*
David C. Nagel(19)	90,860	—	90,860	*	*	*	*
Philip B. Simon(20)	1,455,132	13,353,276	14,808,408	3.1%	71.2%	22.8%	57.7%
Caden Wang(21)	95,981	—	95,981	*	*	*	*
All directors and executive officers as a group (15 persons)(22)	4,897,665	13,354,551	18,252,216	10.0%	71.2%	26.9%	58.5%

* Less than one percent.

(1) Based on 46,275,161 shares of Class A common stock and 18,748,737 shares of Class B common stock outstanding as of March 31, 2011. Unless otherwise indicated in the footnotes to this table, the applicable address for each of our directors and executive officers is c/o LeapFrog Enterprises, Inc., 6401 Hollis Street, Suite 100, Emeryville, California 94608.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis, assuming the conversion of all Class B common stock to Class A common stock.

(3) These percentages reflect the different voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) Includes 1,325,258 shares of Class A common stock and 13,353,276 shares of Class B common stock held indirectly by Mr. Ellison through Mollusk Holdings, which is controlled by Cephalopod Corporation and Lawrence Investments. These shares are also reported as beneficially owned by Messrs. Marinelli and Simon. The address for Mollusk Holdings is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.

(5) Includes:

- 601,789 shares of Class A common stock and 4,064,937 shares of Class B common stock held directly by Mr. M. Milken;
- 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power.

The address for Mr. M. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(6) Includes:

- 315,137 shares of Class A common stock and 521,335 shares of Class B common stock held directly by Mr. L. Milken;
- 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power.

The address for Mr. L. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) Based solely on information provided in a Schedule 13G filed on February 6, 2009 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Smaller Companies Fund (a U.S. investment company), Templeton Global Smaller Companies Fund (a Canada investment company) and Franklin Templeton Investments Corp. Franklin Templeton Investments Corp. is reported as having sole voting and dispositive power over 5,255,380 shares. Templeton Global Smaller Companies Fund (U.S.) is reported as having the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, 2,976,610 shares. Templeton Global Smaller Companies Fund (Canada) is reported as having the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, 2,283,770 shares. Charles B. Johnson and Rupert H. Johnson, Jr. are reported as being the principal stockholders of Franklin Resources, Inc., which is identified as a direct or indirect parent of the investment management subsidiaries reported as having beneficial ownership of or other interest in the shares. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(8) Based solely on information provided in a Schedule 13G filed on February 7, 2011 by BlackRock, Inc. The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(9) Includes 167,066 shares of Class A common stock issuable to Mr. Campbell upon the exercise of options that are exercisable within 60 days after March 31, 2011 and 6,250 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2011.

(10) Includes 185,322 shares of Class A common stock issuable to Mr. Chai upon the exercise of options that are exercisable within 60 days after March 31, 2011.

(11) Includes 338,338 shares of Class A common stock issuable to Mr. Chiasson upon the exercise of options that are exercisable within 60 days after March 31, 2011.

(12) Includes 269,397 shares of Class A common stock issuable to Mr. Dodd upon the exercise of options that are exercisable within 60 days after March 31, 2011 and 8,333 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2011.

(13) Includes 122,297 shares of Class A common stock issuable to Mr. Etnyre upon the exercise of options that are exercisable within 60 days after March 31, 2011 and 4,166 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2011.

(14) Includes 165,576 shares of Class A common stock issuable to Mr. Kalinske upon the exercise of options that are exercisable within 60 days after March 31, 2011.

(15) Includes 1,172,375 shares of Class A common stock issuable to Mr. Katz upon the exercise of options that are exercisable within 60 days after March 31, 2011.

(16) Includes 1,325,258 shares of Class A common stock and 13,353,276 shares of Class B common stock presently held by Mollusk Holdings and 52,220 shares of Class A common stock issuable to Mr. Marinelli upon the exercise of options that are exercisable within 60 days after March 31, 2011. Mr. Marinelli is the

Vice President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Marinelli disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Mr. Marinelli is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, California 94596.

(17) Includes 83,895 shares of Class A common stock issuable to Mr. Maron upon the exercise of options that are exercisable within 60 days after March 31, 2011 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2011, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Maron's term on LeapFrog's board of directors. The address for Mr. Maron is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(18) Includes 70,596 shares of Class A common stock issuable to Mr. McKee upon the exercise of options that are exercisable within 60 days after March 31, 2011 and 25,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2011, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. McKee's term on LeapFrog's board of directors.

(19) Includes 70,860 shares of Class A common stock issuable to Dr. Nagel upon the exercise of options that are exercisable within 60 days after March 31, 2011 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2011, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Dr. Nagel's term on LeapFrog's board of directors.

(20) Includes:

- 52,220 shares of Class A common stock issuable to Mr. Simon upon the exercise of options that are exercisable within 60 days after March 31, 2011.
- 77,654 shares of Class A common stock presently held by the Simon-Neben Family Trust, a revocable trust of which Mr. Simon is a trustee.
- 1,325,258 shares of Class A common stock and 13,353,276 shares of Class B common stock presently held by Mollusk Holdings. Mr. Simon is the President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Simon disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

The address for Mr. Simon is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, California 94596.

(21) Includes 75,981 shares of Class A common stock issuable to Mr. Wang upon the exercise of options that are exercisable within 60 days after March 31, 2011 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2011, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Wang's term on LeapFrog's board of directors.

(22) Based on all existing executive officers and directors as a group. See footnotes 10 through 21 above, as applicable. Includes 1,325,258 shares of Class A common stock and 13,353,276 shares of Class B Common Stock held by Mollusk Holdings, as discussed above, but such amount has been included only once in the calculation even though it is attributed to two directors elsewhere in the table. There are 1,448 shares of Class A common stock held by our executive officers who are not named in the table. Also includes 7,346 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 31, 2011 held by executive officers who are not named in the table.

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

In February 2010, our board approved a written policy regarding transactions with related persons that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) involving an amount that exceeds $120,000 in which LeapFrog and any "related person" are participants. Transactions involving compensation for services provided to LeapFrog as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of LeapFrog (as determined by the combined voting power of all classes of stock), including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to LeapFrog of the transaction and whether any alternative transactions were available. To identify related-person transactions, we rely on information supplied by our management and directors. In considering related-person transactions, the board takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to LeapFrog, (b) the impact on a director's independence if the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. If a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the board must look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of LeapFrog and its stockholders, as the board determines in the good faith exercise of its discretion.

Certain Related-Person Transactions

Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation, holds a majority of the voting power of our outstanding stock. In 2010, we purchased software products and support services from Oracle Corporation totaling approximately $1.1 million. As of March 31, 2011, Mr. Ellison may be deemed to have had or shared the power to direct the voting and disposition and, therefore, to have beneficial ownership, of 13,353,276 shares of our Class B common stock, and 1,325,258 shares of our Class A common stock, which together represents approximately 57.7% of the combined voting power of our Class A common stock and Class B common stock. According to a Schedule 13G filed with the SEC on February 11, 2011, Mr. Ellison beneficially owned as of that date approximately 22.3% of Oracle Corporation's outstanding common stock. For a more complete discussion of Mr. Ellison's beneficial ownership of our Class A common stock, see "*Security Ownership of Certain Beneficial Owners and Management.*"

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board of Directors

We are a "controlled company" within the meaning of the NYSE listing standards because Mollusk Holdings holds more than 50% of the voting power of our outstanding shares. This status provides an exception to the requirements of the NYSE that a majority of the members of a listed company's board of directors qualify as "independent," as defined in the NYSE listing standards, as affirmatively determined by the board of directors, and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. However, under NYSE regulations, our non-management directors, including directors that may not qualify as "independent," must still meet at regularly scheduled executive sessions without management present and our audit committee must still be composed entirely of independent directors. Beginning in 2010, NYSE standards provide that we should also hold at least one executive session per year that includes only independent directors.

Our board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively determined in February 2011 that all of our continuing directors are independent within the meaning of the applicable NYSE listing standards, except for Mr. Barbour, our Chief Executive Officer, Mr. Chiasson, our former Chief Executive Officer, Mr. Simon, President of Lawrence Investments, which controls Mollusk Holdings, and Mr. Marinelli, Vice President of Lawrence Investments.

Board Meetings

During the fiscal year ended December 31, 2010, the board of directors held 13 meetings. Each of our incumbent directors attended at least 75% of the aggregate number of meetings of the board and of the committees on which the director served that were held during the portion of the last fiscal year in which he was a director or committee member.

In fiscal 2010, the non-management members of our board of directors met four times in executive sessions at which only non-management directors were present. Prior to March 2010, Philip B. Simon, the Presiding Director of our board of directors during that period, presided over executive sessions of the board. The Presiding Director role was eliminated in March 2010. After March 2010 and until March 2011, Jeffrey G. Katz, our former Executive Chairman of the board, presided over such executive sessions. For executive sessions of committees, the presiding director is usually the chair of the committee. If Mr. Katz were absent for board executive sessions, the remaining directors selected a temporary chairman to lead the meeting. If the committee chair is absent for a committee executive session, the remaining committee members determine as a group the presiding director for executive sessions on a case-by-case basis.

Persons interested in communicating with the non-management or independent directors with their concerns or issues may address correspondence to a particular director, including the Chairman, or to the non-management or independent directors generally, in care of our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairman or the chair of the audit, compensation or nominating and corporate governance committee.

Board Leadership Structure

Our board of directors is composed of our Chief Executive Officer, John Barbour, and eight non-management directors. William B. Chiasson, who served as our Chief Executive Officer through March

2011, now serves as the Chairman of the Board. Mr. Katz served as Chairman of the Board until February 2010 and as Executive Chairman between March 2010 and March 2011. As Chairman, Mr. Chiasson continues to have an active role in consulting with our senior management and board regarding LeapFrog's business strategy and technology and product direction. The regular duties of the Chairman of the Board are described in our bylaws, which provide that the Chairman presides over meetings of the board of directors and at meetings of our stockholders, and performs any other duties commonly incident to the office or designated by our board of directors. The Chairman role will include typical board chair duties such as serving as a liaison between the other board members and management, reviewing and approving materials to be sent to the board of directors, working with management and other directors to develop agendas for meetings of the board of directors, helping build consensus on proposed actions of the board of directors, and serving as the chair of meetings of the board of directors.

In his position as Chairman, Mr. Chiasson will have substantial authority to shape the work of the board of directors. Even though he is not "independent" within the meaning of the NYSE listing standards, we believe that his status as a non-management director performing this board leadership role will help to reinforce the board's independence from management in their oversight of our business and affairs. In addition, we believe that having a non-management Chairman will serve to create an environment that is conducive to objective evaluation and oversight of management's performance and related compensation, increasing management accountability and improving the ability of the board of directors to monitor whether management's actions are in our best interests and those of our stockholders. As a result, we believe the current leadership structure of our board of directors contributes to its effectiveness as a whole and, as a result, is the most appropriate structure for us at the present time. In addition, we believe Mr. Chiasson's role in consulting with senior management and members of the board of directors facilitates regular open and direct communication between directors and our management, helping to coordinate the actions of management with direction provided by the board of directors.

Thomas J. Kalinske, who served as our Chief Executive Officer from September 1997 to March 2002 and again from February 2004 to July 2006, serves as the Vice Chairman of the board of directors and would generally preside over any meetings and executive sessions of the board of directors if Mr. Chiasson were not present. Mr. Kalinske provides industry experience and his perspective as a former CEO of LeapFrog to management as part of his Vice Chairman role.

Role of Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through the audit committee, which is responsible for discussing guidelines and policies to govern the process by which risk assessment and management is undertaken. In addition, other standing committees of the board of directors address risks inherent in their respective areas of oversight. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the board of directors as quickly as possible.

Our board of directors and board committees oversee risk, including operational risk, liquidity risk and credit risk, in a variety of ways, including the following:

- The full board of directors engages in extensive discussion with our executive team on a regular basis concerning the risks facing the Company and how best to manage them. Board of director meetings generally include detailed discussion among board members, management and professional advisors regarding material risks we face as an enterprise, including operational and financial risks. Our management provides information to the board of directors regarding our approach to material risks, both at meetings and in regular informal discussions, and takes extensive guidance from the board of directors in decision-making with respect to such matters. In addition, the board of directors and audit committee generally review the disclosures in our Annual Report on Form 10-K, including the risk factors. The audit committee reviews the Annual Report on Form 10-K in detail and also reviews and discusses with management the disclosures in our Quarterly Reports on Form 10-Q, including updated risk factors, and holds extensive discussions with management concerning whether all material risks have been identified. The discussion also provides a mechanism by which board members can evaluate and oversee our risk management practices, ask questions of our executive team concerning material risks we face and how we plan to manage them, and guide management's actions with respect to such risk management.

- Our audit committee reviews and discusses at regular meetings throughout the year our risk management policies and processes and material risk exposures, including financial risk exposures, facing our business, in addition to monitoring our compliance with legal and regulatory requirements. Audit committee meetings generally include extensive discussion between the committee members and our internal and external auditors, legal advisors and operational leads regarding the risks we face. The participants discuss in detail both the material risks identified by these parties in their capacities as advisors to or leaders of LeapFrog, and how we plan to address them. In addition, such reviews include evaluating the effectiveness of our risk management processes and how to improve them if and when necessary.
- Our internal audit department and any internal audit consulting firm reports directly to the audit committee of the board of directors on.the adequacy and effectiveness of our system of internal control and risk management systems. The audit committee guides management and board decisions concerning financial and operational matters based on the reports regarding risk management priorities. This information is delivered to the audit committee during the regular portion of the meeting and in a separate discussion among our audit committee members, internal audit representatives and external auditors during executive sessions of the audit committee.
- Our compensation committee reviews our compensation programs with our management and external compensation consultants, and, in approving such programs, considers whether and to what extent they have a potential to encourage excessive risk taking by our employees, including our executives. In addition, the committee monitors these programs to evaluate on a regular basis whether the programs provide an appropriate balance of incentives and do not encourage employees to take unreasonable risks.
- Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal acts or improper liability-creating conduct. The committee also helps ensure that we are prepared to deal with risks and crises by evaluating the individual capabilities of the directors, nominating directors with risk management experience, and considering the time each director and nominee has to devote to the company. The committee also works with our management to establish orientation programs for new directors and succession plans for key executive officers.

COMMITTEES OF THE BOARD

In 2010, our board of directors had three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The following table provides membership and meeting information for each of the board committees in 2010:

Member of our board of directors in 2010	Audit	Compensation	Nominating and Corporate Governance
Paul T. Marinelli			X
Stanley E. Maron	X	X	X
E. Stanton McKee, Jr.	X*	X	
David C. Nagel		X*	
Philip B. Simon		X	
Caden Wang	X	X	X*
Total meetings in fiscal 2010(1)	6	9	4

* Committee chair in 2010

(1) The board of directors and the compensation committee had five combined meetings during 2010. Compensation committee meeting totals do not include meetings of a performance compensation award subcommittee of the compensation committee (described in more detail below under *"Compensation Committee,"*) whether they were held concurrently with a compensation committee meeting or separately.

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. While the board of directors did not conclude that Messrs. Simon and Marinelli were "independent" as defined in the NYSE listing standards, the committees to which they were appointed (compensation committee and nominating and corporate governance committee, respectively) are not required to be composed entirely of independent directors because we are a "controlled company," as discussed in more detail above under "Board of Directors and Corporate Governance—Board of Directors—Independence of the Board of Directors."

Audit Committee

The audit committee of our board of directors was established by our board of directors in accordance with Section (3)(a)(58)(A) of the Exchange Act, and oversees our corporate accounting and financial reporting process and the audits of our financial statements. For this purpose, the audit committee performs several functions. Among other things, the audit committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on LeapFrog's engagement as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- reviews, assesses and approves the annual audit plan for LeapFrog's internal audit function;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in LeapFrog's Annual Report on Form 10-K (and recommends to the board inclusion of the audited financial statements in the annual report) and in LeapFrog's quarterly reports on Form 10-Q and other financial disclosures;
- discusses policies with respect to risk assessment and risk management;
- assists in board oversight of our compliance with legal and regulatory requirements; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of LeapFrog's quarterly financial statements.

The audit committee is currently composed of three directors: Messrs. McKee (Chair), Maron and Wang. The audit committee met six times during our 2010 fiscal year. The board has determined that all members of LeapFrog's audit committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The audit committee has adopted a written audit committee charter that is posted on our website at www.leapfroginvestor.com under the heading "Corporate Governance." None of our audit committee members simultaneously serves on the audit committees of more than three companies.

Our board of directors has determined that Mr. McKee, the Chair of our audit committee, and Mr. Wang, each qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The board of directors made a qualitative assessment of Messrs. McKee's and Wang's level of knowledge and experience based on a number of factors, including their formal education and experience, in the case of Mr. McKee, as a chief financial officer for a public reporting company, and in the case of Mr. Wang, as chief financial officer for various privately held companies and as the chair of the audit committee of another public reporting company.

Proxy

REPORT OF THE AUDIT COMMITTEE[1]

The audit committee has reviewed and discussed with LeapFrog's management the company's audited consolidated financial statements for the fiscal year ended December 31, 2010. The audit committee has also discussed with Ernst & Young LLP, the company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The audit committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP its independence.

Based on the review and discussions referred to above, the audit committee recommended to the board that the audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the Securities and Exchange Commission.

Audit Committee

E. Stanton McKee, Jr. (Chair)
Stanley E. Maron
Caden Wang

---

1 The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act of 1933 (the "Securities Act") or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Compensation Committee

The compensation committee has the authority to review and approve the overall compensation strategy and policies for LeapFrog. This role includes review and approval of corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management, and the compensation and other terms of employment of our CEO. In addition, the compensation committee administers LeapFrog's equity incentive and stock purchase plans and other similar programs. It also reviews and recommends that the Compensation Discussion and Analysis section be included in this proxy statement. The compensation committee has authority to form and delegate authority to subcommittees, as appropriate.

The performance compensation award subcommittee of the compensation committee was established to provide greater assurance that equity compensation awards would, if intended to do so, fit within the appropriate exemptions from the "short-swing profits trading" rules of the Exchange Act and the deduction limits of Section 162(m) of the Tax Code. The performance compensation award subcommittee is authorized to approve and grant equity awards to employees who are not within the discretionary award authority of the non-executive officer stock award committee, as well as any other equity awards or performance-based compensation awards deemed appropriate by the compensation committee or the full board of directors. The performance compensation award subcommittee is currently composed of Messrs. Nagel, McKee and Wang, each of whom our board of directors has determined to be an independent director within the meaning of Rule 303A of the New York Stock Exchange, a non-employee director within the meaning of Exchange Act Rule 16b-3 and an outside director under the rules promulgated under Section 162(m) of the Tax Code.

Our board of directors has also established a non-executive officer stock award committee, the sole member of which is currently our CEO, Mr. Barbour. This committee may grant equity awards to employees who are not executive officers (as that term is defined in Section 16 of the Exchange Act and Exchange Act Rule 16a-1) of the Company, provided that this committee is authorized to grant only stock awards that meet the annual stock award grant guidelines approved by the compensation committee. These guidelines set forth the number of shares that may be granted to persons based on level and the total number of shares that may be granted in any given year.

Our policy is that we will not time or select the grant dates for any stock options or other stock awards in coordination with the release by the Company of material non-public information, nor will we have any program, plan or practice to do so. In addition, we have specific written policies regarding the selection of grant dates for stock options and other stock awards made to our executive officers and employees. See the section entitled "*Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Stock Award Grant Date Policy*" in this proxy statement for more information relating to this policy.

The compensation committee reviews and considers evaluations and recommendations from our CEO submitted to the compensation committee with respect to the compensation of other executive officers. The compensation committee reviews and considers evaluations and recommendations from compensation consultants engaged by the committee and from our board of directors with respect to the compensation of our CEO. Our CEO is not present during any deliberations or decisions concerning his compensation.

The compensation committee is authorized under its charter to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants that the compensation committee considers necessary or appropriate in the performance of its duties. During the past fiscal year, the compensation committee directly engaged Compensia Inc. as its compensation consultant. The compensation committee requested that the compensation consultant evaluate LeapFrog's compensation practices and assist in developing and implementing our executive compensation program and philosophy. Compensia developed a competitive peer group and performed analyses of competitive performance and compensation levels. Compensia also met with members of the compensation committee and senior management to learn more about LeapFrog's business operations and strategy, key performance metrics and target goals and the labor markets in which we compete. Compensia developed recommendations that were reviewed and approved by the compensation committee for 2010. The specific tasks and responsibilities in implementing the directive of the compensation committee are described in greater detail under the heading *"Compensation Discussion and Analysis"* later in this proxy statement.

Compensia (including its affiliates) did not perform any services for the Company or any of our affiliates other than compensation consulting services related to determining or recommending the form or amount of executive and director compensation, designing and implementing incentive plans and providing information on industry and peer group pay practices, which services were provided directly to the compensation committee and, in the case of the analysis of our director compensation arrangements, the nominating and corporate governance committee, which is tasked with reviewing non-employee director compensation.

Among other considerations in administering our compensation programs, the compensation committee considers whether and to what extent such programs have a potential to encourage excessive risk-taking by our employees, including our executive officers. Specific features of our compensation plans and programs identified by the compensation committee as discouraging or potentially mitigating excessive risk-taking behavior include:

- Annual base salary, which is fixed compensation, constitutes the primary component of compensation for all employees, including for sales personnel and executives.
- Performance-based bonuses are primarily designed to reward corporate performance, rather than purely individual performance.
- In general, employees, including sales personnel, earn annual salaries and are eligible for bonuses based on individual sales performance and company performance rather than being paid on a commission basis.
- Our internal controls over financial reporting and the measurement and calculation of compensation goals, such as corporate performance measures, and other financial, operational, and compliance policies and practices are designed to prevent compensation programs from being susceptible to manipulation by any employee.
- Our compensation programs are designed to encourage employees to remain focused on both short-term and long-term goals through the use of performance-based bonuses, which focus on annual and/or quarterly performance goals, and equity awards, which typically vest over a number of years and therefore encourage employees to focus on long-term performance.

The compensation committee monitors our compensation programs to evaluate, on a regular basis, whether they provide an appropriate balance of incentives and whether they encourage employees to take unreasonable risks. Based on these assessments in February 2010, we and the compensation committee concluded that our compensation policies and practices for our employees do not create risks that are reasonably likely to have a material adverse effect on the Company.

The compensation committee is currently composed of five directors, Dr. Nagel (Chair) and Messrs. Maron, McKee, Simon and Wang. Our board of directors has determined that all members of the compensation committee are independent (as independence is defined in the NYSE listing standards), except, as permitted by NYSE listing standards for "controlled companies," for Mr. Simon, President of Lawrence Investments. The compensation committee met nine times during 2010. The compensation committee has adopted a written charter that is posted on our website at www.leapfroginvestor.com under the heading "Corporate Governance."

Compensation Committee Interlocks and Insider Participation

As noted above, in 2010, Dr. Nagel and Messrs. Maron, McKee, Simon and Wang served on our compensation committee. During the fiscal year ended December 31, 2010, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, or governance committee, of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board of directors (consistent with criteria approved by the board of directors), reviewing and evaluating incumbent directors, recommending to the board of directors for selection candidates for election to the board of directors, making recommendations to the board of directors regarding the membership of the committees of the board of directors, assessing the performance of management and the board of directors, reviewing the compensation paid to non-employee directors for their service on our board of directors and its committees, and developing a set of corporate governance principles for LeapFrog. Our governance committee is currently composed of three directors, Messrs. Marinelli, Maron and Wang. The board of directors has determined that all members of the governance committee are independent (as independence is defined in the NYSE listing standards), except, as permitted by NYSE listing standards for "controlled companies," for Mr. Marinelli, Vice President of Lawrence Investments. The governance committee met four times during our 2010 fiscal year. Our governance committee charter is posted on our website at www.leapfroginvestor.com under the heading "Corporate Governance."

The governance committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The governance committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of LeapFrog, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the governance committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the board of directors, the operating requirements of LeapFrog and the long-term interests of stockholders. In conducting this assessment, the governance committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board of directors and LeapFrog, to maintain a balance of knowledge, experience and capability. While our board of directors and governance committee do not have a policy regarding the consideration of diversity in identifying director nominees, the governance committee may include in its consideration of director candidates an assessment of the current composition of the board of directors, and how it may be possible to strengthen the board of directors' diversity by adding individuals who could add to the breadth of the board of directors' overall experiences and perspectives. This may include selecting candidates with gender, ethnic, national or other backgrounds that are different from those already represented on the board of directors at the time of consideration.

In the case of incumbent directors, the governance committee reviews these directors' overall service to LeapFrog during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the governance committee also determines whether the nominee must be independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary.

The governance committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The governance committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the board by majority vote.

The governance committee will consider director candidates recommended by stockholders. The governance committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. To date, LeapFrog has not received a timely recommendation for a director nominee for the 2011 annual meeting from a stockholder or stockholders holding more than 5% of our voting stock. Stockholders who wish to recommend individuals for consideration by the governance committee to become nominees for election to the board may do so by delivering a written recommendation to the governance committee at the following address: Chair of the nominating and corporate governance committee c/o Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608, at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders, which for our 2012 annual meeting of stockholders is a deadline of December 22, 2011. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our Class A or Class B common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our board has adopted written Corporate Governance Guidelines to assure that the board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, CEO performance evaluations and succession planning, and board committees and compensation. The nominating and corporate governance committee assists the board in implementing and adhering to the Corporate Governance Guidelines.

Corporate Governance Materials

Our Corporate Governance Guidelines, as well as the charters for each committee of the board, are posted on the investor relations section of our website at www.leapfroginvestor.com under the heading "Corporate Governance." In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines as well as the charters of our audit committee, compensation committee and nominating and corporate governance committee by writing to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608.

Code of Ethics

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available on the investor relations section of our website at www.leapfroginvestor.com under the heading "Corporate Governance". Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Internal Revenue Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at www.leapfroginvestor.com under the heading "Corporate Governance."

Stockholder Communications with Directors

LeapFrog's board has adopted a formal process by which stockholders may communicate with the board of directors or any of its directors, including the Chairman, or to the non-management or independent directors generally. Stockholders and other interested parties who wish to communicate with the board of directors or any of the directors may do so by sending written communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 100, Emeryville, California 94608. The board of directors has established procedures for how we should deal with all direct communications. The board of directors has directed that all communications will be compiled by our Corporate Secretary and submitted to the board of directors or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board of directors. The purpose of this screening is to allow the board of directors to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the non-management directors of the board of directors. Directors may at any time request that we forward to them immediately all communications received by us. All communications directed to the audit committee in accordance with the procedures set forth in this paragraph that relate to accounting, internal accounting controls or auditing matters involving LeapFrog will be promptly and directly forwarded to the audit committee. A summary of these communication procedures is posted on our website at www.leapfroginvestor.com under the heading "Corporate Governance."

DIRECTOR COMPENSATION

During the fiscal year ended December 31, 2010, our non-employee directors who served during 2010 received the following compensation for their service on our board of directors:

Director Compensation for Fiscal Year 2010

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)(3)(4)	Total ($)
Thomas J. Kalinske	45,000	—	29,514	74,514
Paul T. Marinelli	66,000	—	29,514	95,514
Stanley E. Maron	88,000	—	29,514	117,514
E. Stanton McKee, Jr.	100,000	—	29,514	129,514
David C. Nagel	62,500	—	29,514	92,014
Philip B. Simon	67,654	—	29,514	97,168
Caden Wang	99,500	—	29,514	129,014

(1) Reflects board retainer fees, committee chair and audit committee retainer fees, subcommittee retainer fees, and meeting fees.

(2) At December 31, 2010, the following non-employee directors each held stock awards and stock options covering the following aggregate numbers of shares:

Name	Stock Awards (number of shares)			Stock Options (number of shares)
	Vested	Unvested	Total Outstanding	Total Outstanding
Thomas J. Kalinske	—	—	—	194,494
Paul T. Marinelli	—	—	—	85,000
Stanley E. Maron	20,000	—	20,000	112,813
E. Stanton McKee, Jr.	25,000	—	25,000	99,514
David C. Nagel	20,000	—	20,000	99,778
Philip B. Simon	—	—	—	85,000
Caden Wang	20,000	—	20,000	104,899

(3) The amounts reported for the stock option awards are based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the stock option awards are discussed in Note 12, "Stock-Based Compensation," of the Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 which was filed with the Securities and Exchange Commission on February 22, 2011.

(4) In July 2010, each of our non-employee directors was automatically granted an annual non-statutory stock option award pursuant to the 2002 Non-Employee Directors' Stock Award Plan. These stock option awards were granted at an exercise price of $3.92 per share and vest over three years. The grant date fair value of each of these stock option awards, as calculated under FASB ASC Topic 718 for financial statement reporting purposes, was as follows:

Name	Stock Option Awards (Number of Shares)	Grant Date Fair Value ($)
Thomas J. Kalinske	15,000	29,514
Paul T. Marinelli	15,000	29,514
Stanley E. Maron	15,000	29,514
E. Stanton McKee, Jr.	15,000	29,514
David C. Nagel	15,000	29,514
Philip B. Simon	15,000	29,514
Caden Wang	15,000	29,514

Discussion of Director Compensation

For 2010, each of our non-employee directors received a cash meeting fee of $1,500 for each board of directors and board committee meeting attended, even if the meetings occurred on the same day. In addition to this meeting fee, each non-employee director received the following annual retainer fees:

- Each non-employee director received an annual retainer of $30,000;
- Each non-employee director who served as a member of the audit committee received an annual retainer of $10,000, and the Chair of the audit committee received an annual retainer of $20,000 (in lieu of the annual retainer of $10,000);
- Each non-employee director who served as the Chair of the compensation committee and nominating and corporate governance committee received an annual retainer of $5,000; and
- Each non-employee director who served as a member of the performance compensation award subcommittee of our compensation committee received an annual retainer of $5,000.

In cases where a director served for a part of the year in a capacity entitling him to a retainer, the retainer was pro-rated to reflect his period of service in that capacity. Retainers are generally paid out in quarterly installments in arrears. In the fiscal year ended December 31, 2010, the total cash compensation paid to non-employee directors was $563,539. The members of our board of directors are also eligible for reimbursement of their expenses incurred in attending board meetings.

The Non-Employee Director Stock Award Plan, adopted in 2002 (the "NEDSAP"), provides both for automatic annual stock option grants to our non-employee directors as well as discretionary equity awards. The NEDSAP provides for an initial stock award upon being elected to our board of directors and annual stock awards on July 1 of each year (or the next business day if that date is a legal holiday or falls on a weekend day). Our board of directors or a committee of the board of directors has the discretion to provide that initial and annual awards under the NEDSAP will be made in the form of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights or performance stock awards. If equity awards are made in the form of stock options, the NEDSAP provides that the initial award will be an option to purchase 30,000 shares of our Class A common stock and the annual award will be an option to purchase 15,000 shares of our Class A common stock; provided, however, that a non-employee director who holds the position of Chair of our board of directors at the time of the annual award will receive an annual award of an option to purchase 25,000 shares of our Class A common stock. In the event that initial and annual stock awards are made in a form other than options, our board of directors or a committee of the board of directors has the authority to determine the number of shares subject to such stock awards. In addition, the board of directors or relevant board committee may, in its discretion, grant additional stock awards to non-employee directors at any time under the NEDSAP.

The exercise price of stock options granted under the NEDSAP is 100% of the fair market value of the Class A common stock subject to the option on the date of the option grant. Options granted under the NEDSAP vest in equal monthly installments over a three-year period in accordance with their terms (and our board of directors may impose restrictions or conditions to vesting as it deems appropriate). The term of NEDSAP options is 10 years unless earlier terminated based on termination of continuous service or other conditions. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving LeapFrog, the vesting of options granted under the NEDSAP will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates; provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change in control).

In March 2010, Jeffrey G. Katz ceased serving as our CEO and became a non-employee director until his resignation from our board of directors in March 2011. In March 2011, William B. Chiasson ceased serving as our CEO and became a non-employee director and Chairman of the Board. Since a portion of their compensation for the year ended December 31, 2010 was as employee directors, the description of the compensation arrangements of Messrs. Katz and Chiasson is provided below in this proxy statement under "*Executive Compensation.*"

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

For purposes of this proxy statement, our "named executive officers" are the two executives who served as our Chief Executive Officer (CEO) during 2010, our Chief Financial Officer (CFO) and our three other most highly compensated executive officers who were serving as executive officers at the end of 2010, all as reflected in our Summary Compensation Table below. Accordingly, this Compensation Discussion and Analysis describes our executive compensation program and the compensation policies and decisions that we made in 2010 for:

- William B. Chiasson, currently the Chairman of the Board (formerly our CFO through February 2010 and CEO through March 2011);
- Jeffrey G. Katz, formerly our CEO and President through February 2010 and Executive Chairman through March 2011;
- Mark Etnyre, currently our CFO;
- Michael J. Dodd, currently our President and Chief Operating Officer (formerly our Senior Vice President, Supply Chain and Operations through February 2010);
- Michael Y. Chai, our former Executive Vice President, Product Development and Engineering (previously Senior Vice President, Research & Development through February 2010, Mr. Chai's employment with the Company was terminated in March 2011); and
- William K. Campbell, currently our President, Americas Sales (formerly our Senior Vice President, Consumer Sales through February 2010).

Executive Compensation Philosophy

Our philosophy is to provide total compensation to our named executive officers that reasonably, equitably, and responsibly meets the following objectives:

- Motivate and reward outstanding company performance and, to a lesser extent, individual performance;
- Attract and retain talented executives who are motivated to perform at a high level and to contribute significantly to the achievement of our financial and strategic goals;
- Align the efforts of our executives with the interests of our stockholders over the long term; and
- Effectively manage the total cost of executive compensation.

We implement this philosophy through the following key principles:

- Provide a balanced mix of cash and equity-based compensation that we believe is suitable to motivate our executives to achieve our financial and strategic goals while aligning their short-term and long-term interests with the interests of our stockholders;
- Ensure that a significant portion of each executive's total compensation is "at risk," subject primarily to our overall performance and secondarily to his or her achievement of short-term and long-term goals;
- Pay base salaries that are competitive with the salaries in effect at companies with which we compete for talent;

- Provide annual bonus opportunities that motivate our executives to achieve or exceed established operating goals and generate rewards that maintain their total compensation at competitive levels as compared to similarly situated companies;
- Provide equity-based incentive compensation that motivates our executives over the long term to respond to our business opportunities and challenges as stakeholders in our company;
- Target the key elements of executive compensation (base salary, annual bonus opportunity, and equity incentive awards) to provide total compensation packages for our executives individually and as a group at approximately the 50th percentile of similarly situated companies;
- Provide flexibility such that target compensation for individual executives may vary above or below the median based on a variety of factors, such as the executive's skill set relative to his or her peers, experience and time in the executive's position, the importance of the executive's role to us, the difficulty of replacement, the executive's performance and internal pay equity considerations; and
- Ensure our pay programs avoid incentives that might lead to excessive risk-taking.

Executive Compensation Decisions

Role of Compensation Committee and Management

Our compensation committee is responsible for the design, implementation, and oversight of our executive compensation program. Generally, our CEO, CFO and the Senior Vice President, Human Resources make recommendations to the compensation committee regarding the short-term and long-term compensation for our named executive officers (other than with respect to compensation of our CEO) based on their assessment of Company results, each executive's contribution to these results, the executive's progress toward achieving his or her individual goals, and input from our Human Resources Department regarding internal pay equity and the compensation consultant retained by the compensation committee to provide information on competitive market practices. The compensation committee's decisions regarding our CEO's compensation are based on its assessment of Company results, his contributions to these results, and, to a lesser extent, his progress toward achieving his individual goals and information on competitive market practices.

The authority to approve equity awards for our named executive officers has been delegated to the performance compensation award subcommittee of the compensation committee. For more information about the performance compensation award subcommittee, including its membership and functions, see "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee" above.

Role of Compensation Consultant

The compensation committee has engaged Compensia, Inc., a national compensation consulting firm, to provide advice and guidance on our executive compensation policies and practices and to provide relevant information about the executive compensation practices of similarly situated companies. Compensia assists in the preparation of compensation materials on executive compensation proposals in advance of compensation committee meetings, including changes to compensation levels for our executives, the design of our equity programs, and the design of our severance and change-in-control policies and other executive benefit programs. In addition, Compensia reviews and advises the compensation committee on compensation materials relating to executive compensation prepared by management for its consideration.

In addition, Compensia, under the direction of the compensation committee, conducts an annual review of the competitiveness of our executive compensation program, including base salaries, annual bonuses, equity awards, and other executive benefits, by analyzing the compensation practices of the companies in our compensation peer group (as described below), as well as data from third-party compensation surveys. The compensation committee uses the results of this analysis to assess the competitiveness and risks of our executives' total compensation packages.

Use of Competitive Data

To monitor the competitiveness of our executives' compensation, the compensation committee uses a compensation peer group that reflects the pay of executives in comparable positions at similarly situated companies. Typically, this compensation peer group, or the "Peer Group," is composed of a cross-section of direct competitors, as well as companies in related industries with a focus on toy, gaming and educational products. The Peer Group consists of both "direct peers" and "industry reference peers." The direct peers include companies with market positions and sizes that closely match our own and represent the group that the compensation committee uses to determine the competitiveness of our executive and director compensation programs.

To be included in the direct peer group, a company must meet at least three of the following five criteria:

Qualitative	Quantitative
Must be: • In a related business or industry*, *or* • A San Francisco Bay Area technology company	Fall within 0.5x to 2.5x LeapFrog's size in: • Revenues, • Market capitalization, *or* • Number of employees

* Toys, educational products, consumer packaged goods for children, games (handheld or electronic, hardware or software), software or e-commerce

The following companies comprised the direct peer group in 2010 approved by our compensation committee in March 2010:

Blackboard	Build A Bear Workshop	Cybersource
iRobot	JAKKS Pacific	K12
NetSuite	Openwave Systems	Palm
RC2	Renaissance Learning	THQ

The industry reference peer group was established as a secondary reference point for our executive and director compensation programs to identify compensation design trends and "best practices" in our industry. Industry reference peers include companies that provide toys, educational products, consumer packaged goods for children or games (handheld or electronic, hardware or software). The following companies comprised the industry reference peer group for 2010:

Activision Blizzard	Electronic Arts	Hasbro
Mattel	Scholastic	Take-Two Interactive Software
The McGrawHill Companies		

Although they operate in a similar business or industry, these companies were included in the industry reference peer group rather than the direct peer group because they did not meet at least three of the five criteria required to be included in the direct peer group.

While the compensation committee does not believe that the Peer Group data is appropriate as a stand-alone tool for setting compensation due to the unique nature of our business, it considers this information to be a valuable reference source during its decision-making process. In addition to reviewing analyses of the Peer Group, the compensation committee employs the collective experience and judgment of its members and advisors (including Compensia, management and the Company's human resource department) in determining the total compensation and the various components provided to our named executive officers, as well as reviewing data from third-party compensation surveys.

For 2010, the compensation committee directed Compensia to conduct an analysis of the compensation of our executives using data compiled from the Peer Group, supplemented by data from the Radford 2009 Global Technology Survey, a broad-based third-party survey that reflects widespread compensation practices among more than 700 high technology companies. This analysis, which was performed in February 2010, indicated that the target total direct compensation for our executives (the sum of target total cash compensation and the value of annual equity awards) base salaries and equity award grant values all fell between the 50th and 75th percentiles of the competitive market. The analysis also indicated that our executives' target bonus opportunities were generally between the 25th and 50th percentiles of the competitive market. Data from the Radford study was not used for benchmarking purposes. Rather, the Radford Survey was used as a supplementary reference to gauge compensation trends and the market generally and to confirm that conclusions drawn from benchmarking against the Company's constructed compensation peer group were not based on market outliers.

Compensation Design and Mix

The overall composition of an executive's total compensation package is determined initially based on the competitive market data for the position described above and then adjusted to reflect the specific performance, contributions and experience of the individual. Each year, the compensation committee evaluates the total compensation of our executives with respect to our overall company performance, individual performance, changes in scope of responsibility and any changes in the competitive market for each position. The compensation committee does not have a pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term incentive compensation. Rather, the compensation committee uses the compensation data provided by Compensia to determine the appropriate level and mix of incentive compensation, taking into consideration how that mix creates or awards incentives that might lead to excessive risk-taking. In general, the level of an executive's variable compensation opportunity (short-term and long-term incentive compensation) increases with his or her level of responsibility. However, the compensation committee is careful (i) not to increase the variable compensation component to such an extent so as to unduly increase the associated level of risk-taking behavior by our employees and (ii) to select performance criteria that align individual performance with long-term stockholder interest.

Economic and Risk Considerations

Members of our senior management, including the CEO, CFO and General Counsel, along with members of our Human Resources Department and Legal Department, with oversight by the compensation committee, conducted an assessment of our compensation programs and policies to determine whether the incentives provided by these programs and policies were appropriate or had the potential to encourage excessive risk-taking by employees. The results of this assessment were discussed at and in conjunction with board and compensation committee meetings held in February and March 2010 and February 2011, as well as during the course of 2010 in connection with the review of the Company's 2010 bonus programs and equity grants.

The assessment focused on the key terms of the Company's equity compensation and variable cash compensation programs, such as bonus plans. Our compensation programs were analyzed to determine whether they introduced or encouraged excessive risk-taking or other behaviors that could have an adverse impact on our business and whether existing risk mitigation features were sufficient in light of the overall structure and composition of our compensation programs. In particular, the assessment focused on the ability of participants to affect the level of the variable component of their compensation and the controls over participant action and variable compensation. For more general information regarding the features of our compensation plans and programs that have been identified as discouraging or potentially mitigating excessive risk-taking behavior, see the information discussed under the heading "*Compensation Committee*" earlier in this proxy statement.

Although the compensation committee determined that, for all employees, our compensation programs do not encourage excessive risk-taking and instead encourage behaviors that support sustainable value generation, in response to the ongoing global economic recession, the compensation committee determined that our variable compensation components should be modified to reflect the prevailing economic environment. These modifications, which placed greater emphasis on achieving an operating profit, are discussed in "*Performance-Based Bonuses*" below.

Elements of Executive Compensation

The compensation committee uses a mix of cash and equity compensation, along with severance, health, and other benefits, to develop total compensation packages for our executives that meet our compensation objectives. The elements of our executive compensation program are:

- Base salary;
- Performance-based bonuses;
- Equity incentive awards;
- Severance benefits; and
- Other benefits and perquisites.

Base Salary

The compensation committee reviews and adjusts, as necessary or appropriate, the base salaries of our executives on an annual basis, and makes decisions with respect to the base salaries of new executives at the time of hire. In making its determinations, the compensation committee considers several factors, including our overall financial performance, individual performance, the executive's potential to contribute to our long-term strategic goals, his or her scope of responsibilities and experience and competitive market practices for base salary.

As a result of the management succession changes, in March 2010, the compensation committee increased the base salaries of Messrs. Chiasson, Dodd, Etnyre and Campbell to reflect their new positions. The compensation committee compared the existing base salaries of these executives with the competitive market data for their new positions and determined the new base salaries consistent with the Company's philosophy to maintain total company compensation at the 50th percentile of the market. In October 2010, in connection with their respective promotions to President and Executive Vice President, the compensation committee increased the base salaries of Messrs. Dodd and Chai again. As it did earlier in the year, the compensation committee compared the existing base salaries of these executives with the competitive market data for their new positions and determined the new base salaries consistent with the Company's philosophy to maintain total company compensation at the 50th percentile of the market. In addition, in making its determination, the compensation committee sought to provide sufficient compensation to ensure retention of these executives in view of the recent turnover in the CEO position and their important role in the Company's critical holiday season and 2011 fiscal year planning.


Proxy

Performance-Based Bonuses

We use performance-based bonuses to motivate our executives to achieve our short-term financial and operational goals and to reward exceptional company and individual performance. In 2010, our bonus plan was designed to encourage net sales growth and improve our operating income results.

Target Bonus Opportunity

For 2010, the target bonus opportunity for our named executive officers ranged from 50-75% of their 2010 base salaries (in each case subject to variation in the discretion of the board or compensation committee as described below under "*Bonus Award Decisions*"). The target bonus opportunity for Mr. Chiasson in 2010 was equal to 75% of his 2010 base salary. With respect to Messrs. Dodd and Chai, the compensation committee increased their target bonus opportunity from 50% to 75% of their 2010 base salaries in September 2010 and guaranteed a bonus payment at least equal to the target bonus. With respect to Messrs. Campbell and Etnyre, the target bonus opportunity in 2010 was equal to 50% of their 2010 base salaries. Typically, these target bonus opportunities are established in each executive's employment offer letter or employment terms and are based on competitive market practices for each individual's position. With respect to Messrs. Dodd and Chai, as discussed above, the reason for the increase in their target bonus opportunity was that the compensation committee sought to ensure retention of these executives due to the recent turnover in the CEO position and their important role in the Company's critical holiday season and 2011 fiscal year planning.

Eighty percent of each executive's target bonus opportunity was allocated to a Company performance component and 20% was allocated to an individual performance component. The allocation of total bonus opportunity between Company and individual performance for our executives is based on the compensation committee's evaluation of competitive market practices, its assessment of the amount of compensation that should be based on company performance versus individual performance and our philosophy of mitigating excessive risk-taking.

Performance Goals and Achievement

As noted above, the target bonus opportunities included both Company and individual performance components. The amount payable with respect to each performance component was to be calculated by assessing our 2010 performance against the pre-established financial measures described below. For 2010, the Company performance component of each executive's target bonus (80% of the total) was based equally upon a year-end measure of net sales and operating income. This meant that, as a proportion of the overall bonus opportunity, the net sales measure and the operating income measure of the Company performance component were both equal to 40% of the total bonus opportunity for each executive. The funding of the other 20% of each executive's target bonus was based on an individual performance component. Each component and their corresponding level of achievement in 2010 is discussed below.

Full Year Net Sales Measure of Company Performance Component. With respect to the Company performance component of each executive's target bonus opportunity, half depended upon achievement of a specified net sales target level, which was set by the compensation committee when the 2010 bonus plan was approved in February 2010. Threshold, target, and stretch levels for net sales were established based on our 2010 operating plan and data regarding our financial results and business expectations as of that time, including toy industry sales growth projections and Company resources and capabilities. In addition, these levels were consistent with the relative risk acceptable to the board of directors in approving the Company's operating plan.

The compensation committee determined that each executive would be eligible for payout of 100% of their target bonus opportunity associated with the net sales measure for the Company performance component if the "target" level was achieved. However, if the target level was not achieved, executives would still be eligible for a payout of 50% of the corresponding target bonus if a lower "threshold" level were achieved. If the threshold level was not achieved, there would be no payout of target bonuses associated with this measure. However, if we exceeded the target level, executives would be eligible for a payout of up to 150% of the corresponding target bonus based on the difference between the target level and the "stretch" level. In each instance, net sales achievement between the threshold, target and stretch levels would result in ratable payout eligibility for the net sales measure.

The net sales performance levels and related funding levels for 2010 were as follows:

Performance Levels	Net Sales	Percent of Target Bonus Eligibility
Net sales threshold	$430 million	50%
Net sales target	$450 million	100%
Net sales stretch	$490 million	150%

When it set net sales as a measure for the 2010 bonus plan, the compensation committee believed that the measure was appropriate because the level of our net sales would be one of the most significant measures of the type of growth necessary to increase long-term stockholder value.

The Company achieved actual net sales of $432.6 million in 2010, which meant that the executive officers were eligible to receive 56.5% of the target bonus associated with the net sales measure for the Company performance component.

Full Year Operating Income Measure for Company Performance Component. With respect to the other half of the Company performance component of each executive's target bonus opportunity, bonus eligibility depended on the achievement, as of the end of the year, of an operating income target level as established by the compensation committee in February 2010. As with the net sales measure, threshold, target, and "stretch" levels for operating income were established based on our 2010 operating plan and data regarding our financial results and business expectations as of that time, including toy industry projections and Company resources and capabilities. In addition, these levels were consistent with the relative risk acceptable to the board of directors in approving the Company's operating plan.

As with the net sales measure, the compensation committee determined that the operating income measure would be funded at a 50% level if the threshold operating income level was achieved, at a 100% level if the target level was achieved and 150% if the stretch level were achieved. If the threshold level was not achieved, this measure would not be funded. In each instance, operating income achievement between the threshold, target and stretch levels would result in ratable funding for the operating income measure.

The operating income performance levels and related funding levels for 2010 were as follows:

Performance Levels	Operating Income	Percent of Target Bonus Eligibility
Operating income threshold	$10 million	50%
Operating income target	$18 million	100%
Operating income stretch	$35 million	150%

When it set operating income as a measure for the 2010 bonus plan, the compensation committee believed that the measure was appropriate because the level of our operating income would be one of our most significant measures of the sustainability of our business results. While net sales is an important measure of company growth, the operating income financial metric indicates the profitable and sustainable growth necessary to maintain long-term stockholder value. Both criteria were weighted at 50% in order to balance growth and profitability.

The Company achieved actual operating income of $7.8 million in 2010, which meant that the executive officers were not eligible to receive this portion of their target bonus opportunity since the Company fell short of the operating income threshold level of the Company performance component.

Individual Performance Component. The remaining 20% of the target bonus opportunity consisted of the individual performance component. Executives would be eligible for this portion of their target bonus, based on their individual performance, if the Company achieved operating income break-even on a post-bonus basis. This meant that if the Company had sufficient operating income to fund this portion of the bonus pool and still have positive operating income, executives would be eligible for the individual performance component of the target bonus, based on the compensation committee's analysis of their achievement of their individual performance goals.

The Company achieved positive operating income after the proposed funding of this portion of the bonus pool and, as a result, the executive officers were eligible to receive this portion of their target bonus.

Bonus Award Decisions

In March 2011, our Chairman, Mr. Chiasson, recommended bonus awards for each of our named executive officers (except for himself) for 2010, which recommendations were then reviewed and approved by the compensation committee. With respect to Messrs. Dodd and Chai, since the corresponding calculations described above led to a recommended bonus payout of less than their guaranteed bonus (of 100% of their target bonus), the compensation committee approved payout of the guaranteed bonus amount, but no additional bonus payment was approved for them. In the case of Mr. Chiasson, the compensation committee evaluated his performance for the relevant period and approved his bonus awards.

The decisions of the compensation committee were based on its analysis of the achievement of the different performance objectives of the company and, individually, for each of the named executive officers. With respect to the Company performance component, the compensation committee determined that our named executive officers were eligible for 28.25% of their target bonus opportunity (out of a possible 80%) based on achievement of a portion of the net sales performance measures.

The compensation committee also conducted an evaluation of the individual performance of each named executive officer, in part with respect to overall achievement of his respective goals for the year, and in part with respect to the contributions and impact that his area of responsibility had on the performance of the Company. Under the bonus plan, the board of directors and compensation committee had discretion to vary the amount of the bonus awards paid to our named executive officers. With respect to the individual performance component, Messrs. Chiasson and Etnyre were awarded 75% of the individual portion of their target bonus and Mr. Campbell was awarded 50% of the individual portion of his target bonus.

Total Bonus Awards. Based on the foregoing, our named executive officers received the following cash bonus awards for 2010:

				2010 Bonus Plan Elements and Payouts			
Name	**Eligible Compensation ($)**	**Target Bonus Opportunity (%$)**	**Incentive at Target ($)**	**Net Sales Component ($)**	**Operating Income Component ($)**	**Individual Performance Component ($)**	**Total Bonus Paid ($)**
Mr. Chiasson(1)	427,133	75%	320,350	72,399	—	48,053	120,452
Mr. Etnyre(1)	291,667	50%	145,834	32,958	—	21,875	54,834
Mr. Dodd(2)	408,000	75%	306,000	n/a	n/a	n/a	306,000
Mr. Campbell(1)	290,675	50%	145,338	32,846	—	14,534	47,380
Mr. Chai(2)	361,188	75%	270,891	n/a	n/a	n/a	270,891

(1) With respect to Messrs. Chiasson, Etnyre and Campbell, their target bonus opportunity was based on their actual compensation received for 2010, not their annual base salary at the time of computation of the bonus award.

(2) With respect to Messrs. Dodd and Chai, in September 2010, the compensation committee guaranteed a bonus payment at least equal to their target bonus opportunity based on their current base salary. Since they were not eligible for more than 100% of their target bonus opportunity, based on achievement of only a portion of the Company's performance objectives, the payout of their target bonus was not dependent upon attainment of the different components of the bonus award.

Equity Incentive Awards

We believe that equity incentives are an effective way to attract and retain talented executives, to motivate and reward them for outstanding company and individual performance, and to align their interests with those of our stockholders. The compensation committee grants equity awards to our executives on the basis of our overall performance against short-term and long-term financial and strategic goals, the executive's then-current equity holdings, his or her anticipated future contributions to our success, and its assessment of the executive's potential to contribute to the long-term value of our company. In addition, these awards have been subject to equity award guidelines adopted by the compensation committee designed to manage the usage of the pool of shares available for future awards under our 2002 Equity Incentive Plan. In 2010, these guidelines included individual award-size guidelines for new hires and for existing employees, in each case based on the seniority of the potential recipient, and were structured, in the aggregate, to stay within our overall target share-usage budget for the year.

Award Mix

Typically, we grant a mix of stock options and restricted stock unit awards ("RSUs") to our executives as part of their initial compensation packages at the time of hire and, thereafter, on an annual basis. These awards are generally subject to time-based vesting requirements.

Stock Options. The compensation committee believes that stock options provide our executives with a strong incentive to ensure long-term corporate performance and the creation of stockholder value. Option grants made to our executive officers have an exercise price equal to 100% of the fair market value on the date of grant of the underlying Class A common stock, as defined under our 2002 Equity Incentive Plan.

Restricted Stock Units (RSUs). RSUs represent full-value shares of Class A common stock. Our practice is to grant fewer shares under RSUs as compared to options since RSUs have a greater fair value per share than options. Shares of our Class A common stock are not issued when an RSU award is granted. Instead, once an RSU award vests, one share of our Class A common stock is issued for each vested RSU. Under our 2002 Equity Incentive Plan, when we grant RSUs, we deduct from the pool of shares available for issuance under the plan two shares for each RSU granted, compared to one share deducted for each option share granted.

Award Timing

The timing of equity awards is determined by the compensation committee based on its view, from time to time, regarding the sufficiency of executive equity holdings for purposes of retention and motivation. In 2010, the compensation committee granted equity awards to our named executive officers in March and September, as discussed below.

We do not seek to time or select the grant dates for our equity awards in coordination with the release of material non-public information, and we do not have any program, plan, or practice to do so. Our policy regarding equity award grant dates provides that the grant date is to be the 15th day of the month subsequent to the month in which the performance compensation award subcommittee approves an award (or, if not a business day, the next succeeding business day). In the case of new hire awards, the grant date is to be the 15th day of the month subsequent to the month in which the employee commences work if it is later than the month in which the relevant award is approved (or, if not a business day, the next succeeding business day). Accordingly, we generally have 12 pre-established grant dates during any calendar year. This policy also provides that the exercise price of each stock option is to be equal to the closing market price of our Class A common stock on the trading day immediately preceding the date of grant.

2010 Equity Awards

In March 2010, Messrs. Chiasson, Etnyre, Dodd, Campbell, and Chai were each granted an RSU award to enhance their equity compensation packages as part of a series of management succession arrangements and Mr. Chiasson was also granted a stock option award. Mr. Chiasson's stock option was to vest over four years in 48 equal monthly installments. All of the RSU awards vest over two years, with 50% of the units vesting on March 15, 2011 and the remaining units vesting in 12 equal monthly installments. In addition, the compensation committee approved RSU awards to Messrs. Dodd, Campbell and Chai in September 2010 and to Mr. Etnyre in October 2010. These RSU awards will vest over two years, with 50% of the units vesting on January 1, 2012, and the remaining units vesting in 12 equal monthly installments commencing February 1, 2012. These awards were designed to provide a strong retention incentive due to the recent turnover in the CEO position and each executive's important role in the Company's critical holiday season and 2011 fiscal year planning. The October and November equity awards were made for retention purposes and, with respect to Mr. Dodd, in tandem with his promotion to President and Chief Operating Officer.

Severance Benefits

Our named executive officers, with the exception of Messrs. Katz and Chiasson, were eligible to receive payments and benefits under our Executive Management Severance and Change-in-Control Plan, or the Severance Plan.

The Severance Plan is intended to achieve three objectives:

- minimize distraction and risk of departure of our executives and other members of senior management in the event of a potential change-in-control transaction involving the Company;
- provide consistency in benefits among our executives and other members of senior management; and
- align our severance payments and benefits for our executives and other members of senior management with competitive practice.

Under the terms of the Severance Plan, each of our named executive officers (other than Messrs. Katz and Chiasson) was eligible to receive payments and benefits if we terminated his employment "without cause" or if he resigned for "good reason." In these situations, the Severance Plan provides for the continued payment of base salary for a period of 12 months (paid in semi-monthly installments) and COBRA benefits for a period of 12 months. In the event that the termination of employment occurs during the period beginning three months before and ending 12 months after a change in control of our company, the Severance Plan provides for a lump sum cash payment consisting of an amount equal to 24 months of base salary and an amount equal to 200% of his or her target bonus, COBRA benefits for a period of 24 months and acceleration of vesting of all outstanding unvested stock awards. None of our named executive officers is eligible to receive any tax "gross-up" or other tax payment under the Severance Plan.

In determining the amounts payable under the Severance Plan, the compensation committee took into consideration the severance practices of the companies in our Peer Group. In addition, the compensation committee considered the multi-year nature of our turnaround plan and the historic and anticipated continued volatility of our stock price and operating results.

For more information about the terms and conditions of the Severance Plan, as well as the definitions of "cause" and "good reason," and a discussion of the severance benefits for Messrs. Katz and Chiasson, see "*Potential Payments upon Termination or Change in Control*" below.

Other Benefits and Perquisites

We offer our executives various benefits, including healthcare coverage and the opportunity to participate in our Section 401(k) plan and employee stock purchase plan, on the same general conditions as are made available to all our full-time employees. We do not offer our executives or other employees guaranteed retirement or pension benefits.

In view of the high cost of housing in the San Francisco Bay Area relative to other parts of the country, we have, in the past, offered newly-hired executives reimbursement of relocation expenses and mortgage interest differential payments, where appropriate. Typically, the amount and duration of these payments is negotiated and set forth in the new executive's employment agreement or offer letter. As a result of relocating from Texas to the San Francisco Bay Area, Mr. Campbell receives a monthly housing stipend of $3,500. The stipend payment began on May 1, 2010 and will continue for two years. In 2010, Mr. Campbell received monthly housing stipends in the aggregate amount of $28,000. In 2010, we also paid $10,413 in moving expenses on Mr. Campbell's behalf which were taxable to him.

Tax and Accounting Considerations

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public reporting company for compensation exceeding $1 million paid to its chief executive officer and its three other most highly-compensated executive officers (other than its chief financial officer). This limitation applies only to compensation that is not considered to be "performance-based."

Our 2002 Equity Incentive Plan includes various provisions designed to allow us to qualify stock options and other equity awards as "performance-based" compensation under Section 162(m), including a limitation on the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year. Our 2002 Equity Incentive Plan currently includes a limit of 3,500,000 shares as the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year. Generally, we intend to grant stock options to our executives in a manner that satisfies the requirements for "performance-based" compensation to avoid any deduction disallowance for these awards under Section 162(m).

The compensation committee believes that it is appropriate for us to retain the flexibility to pay compensation that is not necessarily deductible if it deems such compensation to be in the best interests of our company and stockholders. Accordingly, from time to time, we may pay compensation to our executives that is not deductible, including cash bonuses and equity awards.

REPORT OF THE COMPENSATION COMMITTEE[2]

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the compensation committee has recommended to the board of directors that the CD&A be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Compensation Committee

David C. Nagel (Chair)
Stanley E. Maron
E. Stanton McKee
Philip B. Simon
Caden Wang

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[2] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act or the Exchange Act, other than LeapFrog's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

SUMMARY COMPENSATION INFORMATION

The following table presents the compensation awarded, paid to or earned by, our named executive officers. The named executive officers for 2010 are our CEO from March through December 2010, our CEO from January through February 2010, our CFO and our other three other most highly compensated executive officers who were serving as executive officers at the end of 2010. The table shows compensation for 2010 and, where the individual was a named executive officer in the relevant prior year, 2009 and 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary Received ($)	Bonus ($)*	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)*	All Other Compensation ($)	Total Compensation ($)
William B. Chiasson	2010	427,133		948,000	522,945	120,452	33(4)	2,018,563
Former Chief Executive	2009	312,800	—	—	387,833	37,536(5)	2,210(6)	740,379
Officer(3)	2008	312,800	—	—	229,003	—	2,210(6)	544,013
Jeffrey G. Katz(7)	2010	101,300	—				103,356(8)	204,656
Former Chief Executive	2009	607,800	—	—	1,425,274	145,872(5)	2,210(9)	2,181,156
Officer and President	2008	607,800	—	—	801,483	—	2,210(9)	1,411,493
Mark Etnyre(10)	2010	291,667		757,750		54,833	5,033(11)	1,109,283
Chief Financial Officer								
Michael J. Dodd	2010	349,033	306,000	1,824,000		—	33(12)	2,479,066
President and Chief	2009	292,200	—	—	433,467	35,064(5)	210(13)	760,941
Operating Officer								
William K. Campbell	2010	290,675		1,070,000		44,276	38,446(14)	1,443,397
President, Americas Sales	2009	244,050	—	—	254,108	29,286(5)	2,210(15)	529,654
	2008	244,050	—	—	95,190	—	2,210(15)	341,450
Michael Y. Chai(16)	2010	316,040	270,891	1,368,000		—	33(17)	1,954,964
Former Executive Vice President, Product Development and Engineering								

* The "Bonus" column consists of guaranteed bonus payments made for retention purposes. As required under applicable rules of the SEC, annual bonus plan payments are included in the column entitled "Non-Equity Incentive Plan Compensation," to the extent that they are based upon satisfaction of pre-established performance conditions the outcome of which was substantially uncertain.

(1) The amount reported for the stock awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are discussed in Note 12, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) The amount reported for the option awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are discussed in Note 12, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010. To the extent that option awards were granted as part of our value-for-value stock option exchange program in 2008 or 2009, the values reported for such option awards are their incremental fair values as of the date of the exchange, calculated in accordance with FASB ASC Topic 718. The option exchange programs were designed to result in no incremental accounting cost for the new options issued in the exchange and, as a result, the incremental fair value of such options was generally approximately zero.

(3) Mr. Chiasson resigned as our Chief Executive Officer and President in March 2011.

(4) The Company paid $21 for life insurance premiums and $12 for accidental death and dismemberment premiums on Mr. Chiasson's behalf.

(5) The amount reported is the sum of bonus payments to such individual under our 2009 bonus plan for company achievement of quarterly cash balance targets in the first, second and third quarters of 2009.

(6) Mr. Chiasson received $2,000 in matching contributions to his Section 401(k) savings plan account. The Company paid $150 for life insurance premiums and $60 for accidental death and dismemberment premiums on Mr. Chiasson's behalf.

(7) Mr. Katz resigned as our Chief Executive Officer and President in February 2010.

(8) The Company paid $4 for life insurance premiums and $2 for accidental death and dismemberment premiums on Mr. Katz' behalf. When Mr. Katz departed from the Company in February 2010, he received a payout for his vacation balance in the amount of $64,465. Also includes $38,885 in meeting fees and board retainer fees for his service as a non-employee director from March through December 2010.

(9) Mr. Katz received $2,000 in matching contributions to his Section 401(k) savings plan account. The Company paid $150 for life insurance premiums and $60 for accidental death and dismemberment premiums on Mr. Katz' behalf.

(10) Mr. Etnyre was not a named executive officer in fiscal 2008 or 2009.

(11) The Company paid $21 for life insurance premiums and $12 for accidental death and dismemberment premiums on Mr. Etnyre's behalf. In addition, as a relocation benefit, Mr. Etnyre received a $2,000 per month mortgage interest subsidy for the first two years of home ownership in the San Francisco Bay Area. The final subsidy payment of $5,000 was made on March 15, 2010.

(12) The Company paid $21 for life insurance premiums and $12 for accidental death and dismemberment premiums on Mr. Dodd's behalf.

(13) The Company paid $150 for life insurance premiums and $60 for accidental death and dismemberment premiums on Mr. Dodd's behalf.

(14) The Company paid $21 for life insurance premiums and $12 for accidental death and dismemberment premiums on Mr. Campbell's behalf. As a result of relocating from Texas to the San Francisco Bay Area, Mr. Campbell is receiving a monthly housing stipend of $3,500. The stipend payment began on May 1, 2010 and will continue for two years. In 2010, Mr. Campbell received monthly housing stipends in the amount of $28,000. In 2010, the Company also paid $10,413 in moving expenses on Mr. Campbell's behalf which was taxable to him.

(15) Mr. Campbell received $2,000 in matching contributions to his Section 401(k) savings plan account. The Company paid $150 for life insurance premiums and $60 for accidental death and dismemberment premiums on Mr. Campbell's behalf.

(16) Mr. Chai was not a named executive officer in fiscal 2008 or 2009. Mr. Chai departed from the Company in March 2011.

(17) The Company paid $21 for life insurance premiums and $12 for accidental death and dismemberment premiums on Mr. Chai's behalf.

Grants of Plan-Based Awards

The following table presents, for the fiscal year ended December 31, 2010, certain information regarding grants of plan-based awards to our named executive officers.

Grants of Plan-Based Awards

Name	Grant Date(1)	Approval Date of Grant(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh) (5)	Closing Market Price on Grant Date ($/Sh) (5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
William B. Chiasson . . .	3/15/2010	2/9/2010	150,000	—	—	6.32	948,000
	3/15/2010	2/9/2010	—	150,000	6.32	6.32	522,945
Jeffrey G. Katz	—	—	—	—	—	—	—
Mark A. Etnyre	11/15/2010	10/27/2010	75,000	—	—	5.89	441,750
	3/15/2010	2/4/2010	50,000		—	6.32	316,000
Michael J. Dodd	10/15/2010	9/29/2010	200,000	—	—	5.96	1,192,000
	3/15/2010	2/4/2010	100,000	—	—	6.32	632,000
Michael Y. Chai	10/15/2010	9/29/2010	150,000	—	—	5.96	894,000
	3/15/2010	2/4/2010	75,000	—	—	6.32	474,000
William K. Campbell . . .	10/15/2010	9/29/2010	100,000	—	—	5.96	596,000
	3/15/2010	2/4/2010	75,000	—	—	6.32	474,000

(1) Our board of directors has adopted a policy regarding the grant dates of stock options and stock-based awards under which the grant date of all awards to our named executive officers will be the 15th day of the month subsequent to the month in which the award is approved by the board or compensation committee (or the next succeeding business day that the NYSE is open).

(2) Our named executive officers received restricted stock unit awards in March 2010. These awards will vest over two years with 50% of the units vesting on the first anniversary of the vesting commencement date and the remainder of the units vesting in equal monthly installments thereafter.

(3) Messrs. Dodd, Chai and Campbell received restricted stock unit awards in October 2010 and Mr. Etnyre received a restricted stock unit award in November 2010. These awards will vest over two years with 50% of the units vesting on January 1, 2012 and the remainder of the units vesting in equal monthly installments thereafter.

(4) Mr. Chiasson received an option award in March 2010. This option award vests over a four-year period in equal monthly installments.

(5) As provided in the 2002 Equity Incentive Plan, prior to April 28, 2010, we granted options to purchase shares of our Class A common stock at an exercise price equal to the closing market price of our Class A common stock on the trading day immediately preceding the date of grant. On and after April 28, 2010, we grant options to purchase shares of our Class A common stock at an exercise price equal to the closing market price of our Class A common stock on the date of grant.

(6) Represents the full fair value of the option or stock award computed as of the grant date in accordance with FASB ASC Topic 718. See Note 12 of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 for a discussion of assumptions made in determining the grant date fair value and compensation expense of equity awards.

Employment Arrangements

Our named executive officers are employed at will. In recent years, only the individual serving as our chief executive officer has had an employment agreement with the Company.

Jeffrey G. Katz

Mr. Katz, our CEO until March 2010, had an employment agreement (the "Katz Employment Agreement") which was negotiated and approved by our board of directors when he joined the Company as our CEO in 2006. The Katz Employment Agreement provided for an annual base salary of $600,000 and a sign-on bonus of $300,000. Mr. Katz was eligible under the agreement to receive an annual bonus based on his achievement of certain individual performance objectives and corporate financial performance measures established by our board of directors, at the target bonus opportunity level of 100% of his annual base salary and at a maximum 200% of his annual base salary for exemplary performance pursuant to stretch-level objectives. For the first year of Mr. Katz's employment, until he established a permanent residency in the San Francisco Bay area, we reimbursed him for reasonable expenses incurred in commuting between the San Francisco and Los Angeles areas. For adjustments to his base salary and actual bonuses, please see the "*Summary Compensation Table*" and the related footnotes.

In March 2010, Mr. Katz stepped down as our CEO and President and became a non-employee director until his resignation in March 2011. In connection with his transition from an employee to a non-employee director, we entered into an employment resignation and transition agreement with Mr. Katz (the "Katz Transition Agreement") concerning his compensation, including the treatment of his outstanding equity awards and the handling of his transition under his employment agreement. Under the Katz Transition Agreement, Mr. Katz received compensation on the same terms as other non-employee directors, except that he did not receive the automatic initial stock option ordinarily received by new non-employee directors. His transition was treated, for purposes of the severance provisions in his employment agreement, as a resignation without good reason and, accordingly, no severance benefits were triggered by the transition. For the actual compensation paid to Mr. Katz during the year, please see the "*Summary Compensation Table*" and the related footnotes.

Under the terms of the Katz Transition Agreement, all of the options previously granted to Mr. Katz (other than his option to purchase 929,000 shares of our Class A common stock granted May 15, 2009, or the May Option, discussed below) ceased vesting as of his resignation date on February 28, 2010, and any unvested shares subject to those options were forfeited. As of Mr. Katz's resignation date, 940,025 shares covered by those options were vested and will continue to be exercisable until April 28, 2011 (subject to any other terms regarding expiration in our 2002 Equity Incentive Plan). With respect to the May Option, 25% of the shares were subject to a $4.00 average closing price condition. As that condition was satisfied in March 2010, 232,250 shares vested on May 15, 2010 and will continue to be exercisable until March 2, 2012. The remaining 75% of the shares subject to the May Option were forfeited.

William B. Chiasson

Mr. Chiasson, our CEO from March 2010 until March 2011, had an employment agreement which was negotiated and approved by our board of directors when he joined the Company as our CEO in March 2010. In addition to being our CEO, Mr. Chiasson also served as our President from March 2010 until September 2010 when Mr. Dodd was appointed President and Chief Operating Officer. Mr. Chiasson's employment agreement provided for an annual base salary of $450,000 and an annual performance-based bonus for each Company fiscal year beginning with fiscal year 2010, with a target of 75%, and maximum of 150%, of his base salary for such fiscal year. The employment agreement also provided for an option to purchase shares of the Company's common stock and a grant of restricted stock units. On March 15, 2010, pursuant to the terms of his employment agreement, Mr. Chiasson was granted (i) an option to purchase 150,000 shares of our Class A common stock at an exercise price of $6.32 per share, and (ii) a restricted stock unit award covering 150,000 shares of our Class A common stock. The stock option was scheduled to vest in 48 equal monthly installments beginning on March 1,

2010, and one-half of the restricted stock unit award vested on March 1, 2011, with the other half scheduled to vest in 12 equal monthly installments beginning on April 1, 2011.

Pursuant to their respective employment agreements, both Messrs. Katz and Chiasson were eligible for vesting acceleration rights and other severance benefits upon specific types of terminations of employment or a change in control of the Company. A summary of the materials terms governing these payments is set forth below in the section entitled "*Potential Payments Upon Termination or Change In Control.*"

Outstanding Equity Awards at Fiscal Year End

The following table presents, for the fiscal year ended December 31, 2010, certain information regarding outstanding equity awards at December 31, 2010 held by our named executive officers.

Outstanding Equity Awards at December 31, 2010

	Option Awards(1)				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William B. Chiasson	—	—	—	—	152,500(3)	846,375		
	42,459	—(4)	3.79	11/11/2014				
	11,456	—(5)	3.79	08/01/2015				
	9,873	—(6)	3.79	03/27/2016				
	52,084	—(7)	3.79	10/30/2016				
	19,361	—(8)	3.79	10/30/2016				
	15,013	—(9)	3.79	10/30/2016				
	12,912	2,980(10)	3.79	09/17/2017				
	18,995	14,776(11)	3.79	09/15/2018				
	100,106	52,794 (12)	2.75	05/15/2019				
	28,125	121,875(13)	6.32	03/15/2020				
Jeffrey G. Katz	12,535	—(14)	6.25	06/06/2015				
	503	—(15)	6.25	07/01/2015				
	437,174	—(16)	6.25	07/06/2016				
	218,120	—(17)	6.25	07/06/2016				
	40,897	—(18)	6.25	07/06/2016				
	102,517	—(19)	6.25	07/06/2016				
	86,417	—(20)	6.25	09/17/2017				
	41,862	—(21)	6.25	09/15/2018				
	232,350	—(12)	2.75	05/15/2019				
Mark A. Etnyre	—	—			150,000(22)	832,500		
	67,876	22,626(23)	3.79	01/15/2018				
	5,121	3,983(24)	3.79	09/15/2018				
	20,425	31,175(12)	2.75	05/15/2019				
	9,479	25,521(25)	4.04	11/16/2019				
Michael J. Dodd	—	—	—	—	302,500(26)	1,678,875		
	11,560	—(27)	3.79	04/18/2015				
	7,481	—(28)	3.79	03/27/2016				
	44,909	—(29)	3.79	10/30/2016				
	17,235	—(30)	3.79	10/30/2016				
	13,680	—(31)	3.79	10/30/2016				
	19,368	4,470(32)	3.79	09/17/2017				
	19,833	15,428(33)	3.79	09/15/2018				
	91,872	140,228(12)	2.75	05/15/2019				
	9,479	25,521(34)	4.04	11/16/2019				

(Table continued on next page)

	Option Awards(1)				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael Y. Chai	—	—	—	—	230,851(35)	1,281,223		
	18,311	—(36)	3.79	08/01/2015				
	5,302	—(37)	3.79	05/17/2016				
	35,927	—(38)	3.79	10/30/2016				
	10,944	—(39)	3.79	10/30/2016				
	13,788	—(40)	3.79	10/30/2016				
	2,726	—(41)	3.79	03/15/2017				
	9,684	2,235(42)	3.79	09/17/2017				
	1,097	254(43)	3.79	10/15/2017				
	5,922	4,606(44)	3.79	09/15/2018				
	26,250	3,750(45)	3.79	03/16/2019				
	36,100	55,100(12)	2.75	05/15/2019				
	6,770	18,230(46)	4.04	11/16/2019				
William K. Campbell	—	—	—	—	176,250(47)	978,187		
	587	—(48)	3.79	04/08/2012				
	1,883	—(49)	3.79	02/12/2013				
	903	—(50)	3.79	05/19/2014				
	6,352	—(51)	3.79	04/12/2015				
	35,927	—(52)	3.79	10/30/2016				
	13,788	—(53)	3.79	10/30/2016				
	10,944	—(54)	3.79	10/30/2016				
	4,907	—(55)	3.79	03/15/2017				
	12,912	2,980(56)	3.79	09/17/2017				
	7,895	6,143(57)	3.79	09/15/2018				
	50,589	100,111(12)	2.75	05/15/2019				

(1) All options reported in the table were granted under our 2002 Equity Incentive Plan.

(2) Calculated by multiplying the closing market price of our Class A common stock as reported by the NYSE for December 31, 2010, $5.55 per share, by the number of shares of restricted stock that had not vested as of December 31, 2010.

(3) Represents 2,500 restricted stock units or awards that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date of September 17, 2007 and 150,000 restricted stock units or awards that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 1, 2010, and in 12 equal monthly installment thereafter.

(4) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 81,414 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(5) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,810 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(6) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 16,495 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(7) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 85,836 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(8) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 42,193 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(9) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 41,516 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(10) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(11) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 51,000 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(12) No portion of the option would vest until the average closing price of our Class A common stock on the NYSE across all trading days during a consecutive 90-day period that occurred after the grant date and during the term of the option equaled or exceeded $4.00 per share. This price condition was satisfied in March 2010. In addition, the option will vest over four years with 25% of the option shares vesting on the first anniversary of the vesting commencement date and the remainder of the option shares vesting in equal monthly installments thereafter. With respect to Mr. Katz's May 2009 option grant, see "*Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table*" above for information regarding adjustments in February 2010 to the vesting of this award based upon his resignation as our CEO.

(13) Option Vests over a four-year period in 48 equal monthly installments from the vesting commencement date, which was March 1, 2010.

(14) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 22,976 shares originally issued June 9, 2008 under the 2002 Non-Employee Director Stock Award Plan. Option is fully vested and exercisable.

(15) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 919 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(16) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 1,030,989 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable. See "*Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table*" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(17) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 661,090 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable. See "*Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table*" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(18) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 123,945 shares originally issued June 9, 2008 outside of our equity plans. Option is fully vested and exercisable. See "*Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table*" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(19) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 397,384 shares originally issued June 9, 2008 outside of our equity plans. Option is fully

vested and exercisable. See "*Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table*" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(20) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 180,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable. See "*Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table*" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(21) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 178,500 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable. See "*Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table*" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(22) Represents 25,000 restricted stock units that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date of January 15, 2008; 50,000 restricted stock units that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 15, 2010, and in 12 equal monthly installments thereafter; and 75,000 restricted stock units that vest at the rate of 50% of the shares subject to the award on January 1, 2012 and in 12 equal monthly installments thereafter.

(23) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 100,000 shares originally issued January 15, 2008 under the 2002 Equity Incentive Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was December 21, 2007, and in 36 equal monthly installments thereafter.

(24) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 13,750 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(25) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date which was November 16, 2009, and in 36 equal monthly installments thereafter.

(26) Represents 2,500 restricted stock units that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date of September 17, 2007; 100,000 restricted stock units that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 15, 2010, and in 12 equal monthly installments thereafter; and 200,000 restricted stock units that vest at the rate of 50% of the shares subject to the award on January 1, 2012 and in 12 equal monthly installments thereafter.

(27) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 25,000 shares originally issued April 18, 2005 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(28) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 15,000 shares originally issued March 27, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(29) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 75,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(30) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 37,500 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(31) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 37,500 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(32) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(33) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 53,250 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(34) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date which was November 16, 2009, and in 36 equal monthly installments thereafter.

(35) Represents 1,875 restricted stock units that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date of September 17, 2007; 3,976 restricted stock units that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date of September 15, 2008; 75,000 restricted stock units that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 15, 2010, and in 12 equal monthly installments thereafter; and 150,000 restricted stock units that vest at the rate of 50% of the shares subject to the award on January 1, 2012 and in 12 equal monthly installments thereafter.

(36) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 32,516 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(37) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 10,000 shares originally issued May 17, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(38) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 60,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(39) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(40) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(41) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 5,000 shares originally issued March 15, 2007 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(42) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 15,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(43) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued October 15, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(44) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 15,900 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(45) Option vests over a two-year period, with 50% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was March 16, 2009, and in 12 equal monthly installments thereafter.

(46) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date which was November 16, 2009, and in 36 equal monthly installments thereafter.

(47) Represents 1,250 restricted stock units that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date of September 17, 2007; 75,000 restricted stock units that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 15, 2010, and in 12 equal monthly installments thereafter; and 100,000 restricted stock units that vest at the rate of 50% of the shares subject to the award on January 1, 2012 and in 12 equal monthly installments thereafter.

(48) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 3,334 shares originally issued July 25, 2002 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(49) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued February 12, 2003 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(50) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 5.900 shares originally issued May 19, 2004 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(51) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 14,500 shares originally issued April 12, 2005 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(52) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 60,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(53) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(54) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(55) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 9,000 shares originally issued March 15, 2007 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(56) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive

Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(57) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 21,200 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

Option Exercises and Stock Vested

The following table presents, for the fiscal year ended December 31, 2010, certain information regarding option exercises and the vesting of stock awards during the last fiscal year with respect to our named executive officers.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
William B. Chiasson	—	—	5,000	32,550(1)
Former Chief Executive Officer	—	—	2,500	12,950(2)
Jeffrey G. Katz	—	—	—	—
Former Chief Executive Officer and President				
Mark A. Etnyre	—	—	12,500	44,000(3)
Chief Financial Officer				
Michael J. Dodd	—	—	2,500	12,950(2)
President and Chief Operating Officer				
Michael Y. Chai	—	—	1,987	10,054(4)
Former Executive Vice President, Product Development and Engineering			1,875	9713(2)
William K. Campbell	15,000	37,800(5)	1,250	6,475(2)
President, Americas Sales				

(1) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $6.51 per share on March 26, 2010, by the number of shares acquired on vesting.

(2) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $5.18 per share on September 17, 2010, by the number of shares acquired on vesting.

(3) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $3.45 per share on January 15, 2010, by the number of shares acquired on vesting.

(4) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $5.06 per share on September 15, 2010, by the number of shares acquired on vesting.

(5) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $5.27 per share on November 8, 2010, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $2.75 per share by the number of shares exercised.

Potential Payments Upon Termination or Change in Control

Our Executive Management Severance and Change-in-Control Plan, or the Severance Plan, was approved by the compensation committee in 2007. Under the Severance Plan, our named executive officers may receive payments and benefits in the event of their termination of employment under specified circumstances, including in connection with a change in control of the Company. Mr. Katz did not participate in the Severance Plan, but was instead eligible to receive benefits under the terms of the severance and change-in-control provisions in his employment agreement until his resignation in March 2010. Mr. Chiasson was eligible to receive benefits under the Severance Plan until the execution of his employment agreement in March 2010, after which he was only eligible to receive benefits under the terms of the severance and change-in-control provisions in his employment agreement.

The specific terms and conditions of these agreements and the estimated payments and benefits for all of our named executive officers are described below and are based on the assumption that a triggering event occurred on December 31, 2010 and assume a price per share of our Class A common stock of $5.55, which was the price of our Class A common stock reported by the NYSE at the close of market on December 31, 2010. With respect to the estimated or potential value of options that are accelerated and/or have extended exercise periods in connection with a named executive officer's termination of employment or a change in control of the Company, the actual value of the options realized, if any, will depend upon the extent to which the market value of our Class A common stock exceeds the exercise price on the date the option is exercised. Due to the number of factors that affect the nature and amounts of compensation and benefits provided upon the events discussed below, the amounts paid or distributed upon the actual occurrence of a triggering event may be different from the amounts set forth below.

Jeffrey G. Katz

Until March 2010, the Katz Employment Agreement provided Mr. Katz with certain benefits if his employment was terminated by us for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability. Upon such a termination, Mr. Katz (or his estate), would have been entitled to receive (a) on our customary bonus payment date, a prorated portion of his target bonus for the year in which his termination occurred, and (b) vesting for 12 additional months of any stock options held by Mr. Katz (the "Katz Options"). In addition, all vested Katz Options would have remained exercisable for two years following the termination date. In addition, if Mr. Katz's employment had been terminated other than by us for cause or by Mr. Katz for good reason or due to his death or permanent disability, we agreed to hire Mr. Katz as a consultant for a period of two years following his termination. During this two-year consulting period, we would have been required to pay Mr. Katz an annual consulting fee equal to the sum of (a) his base salary at the time of his termination, (b) the higher of his target bonus at the time of his termination and the average annual bonus amount paid to Mr. Katz for the two fiscal years preceding his termination and (c) one-third of all self-employment taxes paid by Mr. Katz on the consulting fees. The consulting fees would have been paid to Mr. Katz in equal semi-monthly installments. We also agreed to pay all health insurance continuation payments to maintain Mr. Katz's group health insurance coverage, for himself and his covered dependents, while he was providing consulting services to the Company.

The Katz Employment Agreement also provided for the acceleration of the vesting of any equity awards then held by Mr. Katz in the event of a change of control of the Company, such that all of his equity awards would have vested as of the date of the change in control. In addition, if during the two-year period following a change in control of the Company, Mr. Katz's employment were terminated for any reason other than cause or by Mr. Katz for good reason or due to his death or permanent disability, we would have been required to accelerate the vesting of any equity awards then held by Mr. Katz with the result that all of his equity awards would have been vested as of the date of his termination and all of his vested stock options would remain exercisable for two years after the termination date. We would also have been required to pay to Mr. Katz the severance payments and benefits described above, as applicable.

After the execution of the Katz Transition Agreement in connection with his resignation in March 2010, Mr. Katz was no longer eligible to receive payments upon a termination of employment or a change in control of the Company. His transition was treated, for purposes of the severance provisions in the Katz Employment Agreement, as a resignation without good reason and, accordingly, no severance payments or benefits were triggered by the transition. He was not eligible for any payments or benefits upon a termination of employment or change in control of the Company as of December 31, 2010. For a description of the other terms of the Katz Transition Agreement, see "*Employment Arrangements*," above.

William B. Chiasson

Mr. Chiasson was our CEO in March 2010 until his resignation in March 2011. In March 2010, we entered into an employment agreement with Mr. Chiasson that provided he would be entitled to certain payments and benefits if his employment was terminated by us without cause or by Mr. Chiasson for good reason. Upon such a termination of employment, Mr. Chiasson, would have been entitled to receive (a) 12 months of base salary and (ii) a payment equal to his target bonus opportunity for the calendar year in which the termination occurred. In addition, all vested stock options held by Mr. Chiasson (the "Chiasson Options") would have remained exercisable for one year following the termination date. Assuming, for purposes of illustration, a termination date of December 31, 2010 and exercise of the Chiasson Options on the same date, the base salary component of the severance would have been $450,000, the bonus payment component would have been $337,500 and, based on exercise price of the Chiasson Options of $5.55 per share, the closing market price of our Class A common stock as reported by the NYSE for December 31, 2010, the potential realizable value of all vested options as of that date would have been $600,886, for a total severance amount of $1,388,386.

Under the terms of Mr. Chiasson's employment agreement, the term "cause" meant:

- commission of an act of fraud, embezzlement or misappropriation against or involving the Company;
- conviction, or entry of a guilty or no contest plea, for any felony involving moral turpitude or dishonesty;
- commission of an act or failure to commit an act, involving the Company that would amount to willful misconduct, wanton misconduct, gross negligence or a material breach of Mr. Chiasson's employment agreement and which would result in significant harm to the Company; or
- willful failure to perform the responsibilities and duties set forth in the employment agreement for a period of ten days following receipt of written notice from the Company regarding such failure.

Under the terms of Mr. Chiasson's employment agreement, "good reason" meant:

- a material diminution in his authority, duties or responsibilities (the requirement that Mr. Chiasson assume any position other than the senior-most position in his functional area in the surviving top-most parent company, reporting directly to the chief executive officer, upon a change-in-control transaction shall be deemed a substantial reduction for purposes of triggering termination payments);
- a greater than 10% reduction in his base salary, unless the base salaries of other senior executive employees are also reduced by the same percentage; or
- a change in the geographic location of his workplace by more than 50 miles.

Under his employment agreement, upon the occurrence of a change in control of the Company, we would have been required to accelerate the vesting of any outstanding equity awards then held by Mr. Chiasson such that all of his equity awards would be vested as of the date of the change in control. Assuming that a change in control of the Company occurred on December 31, 2010 and that the all of Mr. Chiasson's outstanding stock options were exercised on the same date, based on exercise price of $5.55 per share, the closing market price of our Class A common stock as reported by the NYSE for December 31, 2010, the potential realizable value of the additional options which would have vested because of a change in control would have been $459,074. In addition, if during the two-year period following a change in control of the Company, Mr. Chiasson's employment were terminated without cause or by Mr. Chiasson for "good reason," all of his equity awards would remain exercisable for a period of two years after the termination date. We would also have been required to pay to Mr. Chiasson: (a) 24 months of base salary and (ii) a payment equal to two times his target bonus opportunity for the calendar year in which the termination occurred. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets.

To receive any of the payments and benefits described above, Mr. Chiasson would have been required to execute a release of claims against the Company.

Messrs. Campbell, Chai, Dodd and Etnyre

Messrs. Campbell, Dodd and Etnyre are each eligible to receive severance payments and benefits under the Severance Plan. Mr. Chai was eligible to receive severance payments and benefits under the Severance Plan during 2010.

Under the terms of the Severance Plan, Messrs. Campbell, Dodd and Etnyre (and, during 2010, Mr. Chai) are eligible to receive the payments and benefits described in the Severance Plan if they are terminated without cause or were to resign for good reason.

Under the Severance Plan, "cause" exists if the executive:

- is convicted of a felony or a crime involving moral turpitude or dishonesty;
- commits fraud against the Company;
- commits a material breach of any material provision of a written agreement with the Company (including, without limitation, the Company's Proprietary Information and Inventions Agreement) or of a written policy of the Company, provided that the executive was given reasonable notice and opportunity to cure;
- shows conduct demonstrating unfitness to serve, provided that the executive was given reasonable notice and opportunity to cure; or
- breaches duties to the Company including persistent unsatisfactory performance of job duties.

Under the Severance Plan, "good reason" exists if:

- there is any material diminution in the executive's authority, duties or responsibilities;
- there is a reduction in base salary of greater than 10% of base salary prior to the reduction, unless others in equivalent roles are accordingly reduced;
- the executive's business location moved more than 50 miles beyond current location; or
- we materially breach the agreement under which the executive is employed.

For Mr. Dodd and, during 2010, Mr. Chai, the definition of "good reason" also includes a change in control of the Company in which such executive does not hold the senior-most position in his functional area in the surviving top-most parent company (excluding any company that is an investment fund or other non-operating company), whether public or private, and does not report directly to the chief executive officer of such top-most parent company. However, as a condition of resigning for "good reason" on such basis, he must first have remained in employment with the Company or its successor on a full time basis (or on a less than full time basis, as the Company or its successor determines), with a base salary that is no less than it was immediately prior to the change in control (unadjusted for employment on a less than full time basis), for a period of six months (or a shorter period as the Company or its successor determines) in order to provide transition support to LeapFrog or its successor.

Under the Severance Plan, to resign for "good reason," an executive must resign within 60 days after the occurrence, without the executive's consent, of one of the events listed in the "good reason" definition, after having given us 30 days' written notice (during which time we would have the opportunity to cure the event that the executive asserts is good reason). If we cure the event, then the executive would not be eligible for a good reason resignation.

If a covered termination of employment (which includes a resignation for "good reason") is triggered and does not occur in relation to a change in control of the Company, the Severance Plan provides for the following severance benefits:

Base Severance (Months of Base Salary)	Health Insurance Payments	Form of Payment
12	12 months of COBRA coverage	Semi-monthly installments

If a covered termination of employment is triggered and occurs in relation to a change in control of the Company, the Severance Plan provides for the following severance benefits:

Base Severance (Months of Base Salary)	Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
24	200% of Target Bonus	24 months of COBRA coverage	100%	Lump Sum

Assuming a termination date of December 31, 2010, Messrs. Campbell, Chai, Dodd and Etnyre would have been entitled to receive the following severance payments and benefits:

Covered Termination—No Change in Control

Named Executive Officer	Payment of Base Salary ($)	Health Insurance Payments ($)(1)	Total
William K. Campbell	300,000	— (2)	300,000
Michael Y. Chai	361,188	19,747	380,935
Michael J. Dodd	408,000	19,323	427,323
Mark A. Etnyre	300,000	19,743	319,743

Covered Termination—Change in Control

Named Executive Officer	Payment of Base Salary ($)	Payment of Bonus ($)	Health Insurance Payments ($)(1)	Value of Equity Acceleration ($)(3)	Total
William K. Campbell	600,000	300,000	— (2)	607,149	1,507,149
Michael Y. Chai	722,376	361,188	38,493	612,311	1,734,368
Michael J. Dodd	816,000	408,000	38,646	973,707	2,236,353
Mark A. Etnyre	600,000	300,000	39,493	372,637	1,312,130

(1) Approximate value of benefit; does not reflect potential increase of insurance premiums in 2011.

(2) Mr. Campbell does not currently maintain any health insurance coverage through LeapFrog.

(3) Represents potential realizable value of the additional vested options assuming a change in control of the Company occurred on December 31, 2010 and that such executive's options were exercised on the same date, based on an exercise price of $5.55 per share, the closing market price of our Class A common stock as reported by the NYSE for December 31, 2010.

Participants are required to execute a release prior to receiving any of the foregoing payments and such payments and benefits under the Severance Plan will terminate if, at any time, the executive violates any proprietary information or confidentiality obligation to LeapFrog.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Class A common stock and other equity securities of LeapFrog. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2010 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were filed in a timely manner.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports, including Notices of Internet Availability of Proxy Materials, with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials or other proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials or other proxy materials, you may: (1) notify your broker; (2) direct your written request to our Director of Investor Relations, 6401 Hollis Street, Suite 100, Emeryville, California 94608 or to ir@leapfrog.com or (3) contact our Investor Relations department at (510) 420-5150. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials or other proxy materials at their addresses and would like to request "householding" of their communications should contact their brokers. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

AVAILABLE INFORMATION

We will provide to any stockholder entitled to vote at our 2011 annual meeting, at no charge, a copy of our 2010 Annual Report on Form 10-K filed with the SEC on February 22, 2011, including the financial statements and the financial statement schedules contained in the Form 10-K. We make our Annual Report on Form 10-K, as well as our other SEC filings, available free of charge through the investor relations section of our website located at www.leapfroginvestor.com under "Financial Information—SEC Filings" as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of this proxy statement. In addition, you may request a copy of the Annual Report on Form 10-K in writing by sending an e-mail request to our investor relations department, attention Karen Sansot, at ir@leapfrog.com, calling (510) 420-5150, or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Suite 100, Emeryville, California 94608.

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Robert L. Lattuga
Vice President and General Counsel

April 20, 2011

APPENDIX A

LEAPFROG ENTERPRISES, INC.

2011 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: MARCH 17, 2010
APPROVED BY THE STOCKHOLDERS:
TERMINATION DATE: FEBRUARY 8, 2021

1. **GENERAL.**

(a) Successor to and Continuation of Prior Plan. The Plan is intended as the successor to and continuation of the LeapFrog Enterprises, Inc. 2002 Equity Incentive Plan (the "***Prior Plan***"). Following the Effective Date, no additional stock awards shall be granted under the Prior Plan. Any shares remaining available for issuance pursuant to the exercise of options or issuance or settlement of stock awards under the Prior Plan as of the Effective Date (the "***Prior Plan's Available Reserve***") shall become available for issuance pursuant to Stock Awards granted hereunder. From and after the Effective Date, all outstanding stock awards granted under the Prior Plan shall remain subject to the terms of the Prior Plan; *provided, however*, any shares subject to outstanding stock awards granted under the Prior Plan that expire or terminate for any reason prior to exercise or settlement or are forfeited because of the failure to meet a contingency or condition required to vest such shares or are reacquired or withheld by the Company to satisfy a tax withholding obligation or as consideration for the exercise of an Option (the "***Returning Shares***") shall become available for issuance pursuant to Awards granted hereunder. All Awards granted on or after the Effective Date of this Plan shall be subject to the terms of this Plan.

(b) Eligible Award Recipients. The persons eligible to receive Awards are Employees, Directors and Consultants.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(d) Purpose. The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(b), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Class A Common Stock through the granting of Awards.

2. **ADMINISTRATION.**

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Award shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Class A Common Stock pursuant to a Stock Award; (E) the number of shares of Class A Common Stock with respect to which a Stock Award shall be granted to each such person; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

(v) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vi) To amend the Plan in any respect the Board deems necessary or advisable. However, except as provided in Section 9(a) relating to Capitalization Adjustments, to the extent required by applicable law or listing requirements, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Class A Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Class A Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Awards available for issuance under the Plan. Except as provided above, rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding incentive stock options or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided however*, that except with respect to amendments that disqualify or impair the status of an Incentive Stock Option, a Participant's rights under any Award shall not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent if necessary to maintain the qualified status of the Award as an Incentive Stock Option or to bring the Award into compliance with Section 409A of the Code.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one (1) or more Officers the authority to do one or both of the following (i) designate Employees who are providing Continuous Service to the Company or any of its Subsidiaries who are not Officers to be recipients of Options and Stock Appreciation Rights (and, to the extent permitted by applicable law, other Stock Awards) and the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Notwithstanding the foregoing, the Board may not delegate authority to an Officer to determine the Fair Market Value pursuant to Section 13(w)(iii) below.

(e) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(f) Cancellation and Re-Grant of Stock Awards. Neither the Board nor any Committee shall have the authority to: (i) reduce the exercise price of any outstanding Options or Stock Appreciation Rights under the Plan, or (ii) cancel any outstanding Options or Stock Appreciation Rights that have an exercise price or strike price greater than the current Fair Market Value of the Class A Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event. Notwithstanding the foregoing, the Board or Committee shall have the authority, without the approval of the Company's stockholders, to cancel outstanding Options or Stock Appreciation Rights that have an exercise price or strike price greater than the current Fair Market Value of the Class A Common Stock in exchange only for a nominal cash payment of consideration as necessary to effect a cancellation of the Award, provided that such cancellation is not treated as a repricing under United States generally accepted accounting principles.

3. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Class A Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date shall not exceed [ ] ([ ]) shares (the "***Share Reserve***"), which number is the sum of (i) the number of shares subject to the Prior Plan's Available Reserve, (ii) an additional 6,000,000 new shares, plus (iii) an additional number of shares in an amount not to exceed [ ] shares (which number consists of the Returning Shares, if any, as such shares become available from time to time). The number of shares available for issuance under the Plan shall be reduced by: (i) one (1) share for each share of Class A Common Stock issued pursuant to an Option granted under Section 5 or a Stock Appreciation Right granted under Section 5; and (ii) two (2) shares for each share of Class A Common Stock issued pursuant to a restricted stock award under Section 6(a), a Restricted Stock Unit Award under Section 6(b), a Performance Stock Award under Section 6(c) or Other Stock Awards granted under Section 6(d). For clarity, the number of shares reserved for issuance in this Section 3(a) is a limitation on the number of shares of the Class A Common Stock that may be issued pursuant to the Plan and does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance shall not reduce the number of shares available for issuance under the Plan. Furthermore, if a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (*i.e.*, the Participant receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of Class A Common Stock that may be available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve. If any shares of Class A Common Stock issued pursuant to a Stock Award are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited shall revert to and again become available for issuance under the Plan. Any shares reacquired by the Company pursuant to Section 8(g) or as consideration for the exercise of an Option shall again become available for issuance under the Plan. To the extent there is issued a share of Class A Common Stock pursuant to a Stock Award that counted as two (2) shares against the number of shares available for issuance under the Plan pursuant to Section 3(a) and such share of Class A Common Stock again becomes available for issuance under the Plan pursuant to this Section 3(b), then the number of shares of Class A Common Stock available for issuance under the Plan shall increase by two (2) shares.

(c) Incentive Stock Option Limit. Notwithstanding anything to the contrary in this Section 3 and, subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Class A Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be [ ] ([ ]) shares of Class A Common Stock.

(d) Section 162(m) Limitation on Annual Grants. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, a maximum of Three Million Five Hundred Thousand (3,500,000) shares of Class A Common Stock subject to Options, Stock Appreciation Rights and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date any such Stock Award is granted may be granted to any Participant during any calendar year. Notwithstanding the foregoing, if any additional Options, Stock Appreciation Rights or Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Stock Award are granted to any Participant during any calendar year, compensation attributable to the exercise of such additional Stock Awards shall not satisfy the requirements to be considered “qualified performance-based compensation” under Section 162(m) of the Code unless such additional Stock Award is approved by the Company’s stockholders.

(e) Source of Shares. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Class A Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and (f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; *provided, however*, Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405 promulgated under the Securities Act, unless the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code because the Stock Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Class A Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however*, that each Option Agreement or Stock Appreciation Right Agreement shall conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise price (or strike price) of each Option or SAR shall be not less than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock subject to the Option or SAR on the date the Option or SAR is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise price (or strike price) lower than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock subject to the Option or SAR if such Option or SAR is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code. Each SAR will be denominated in shares of Class A Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Class A Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Class A Common Stock;

(iv) if the option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Class A Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further,* that shares of Class A Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are reduced to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board.

(d) Exercise and Payment of a SAR. To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Class A Common Stock equal to the number of Class A Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right. The appreciation distribution in respect to a Stock Appreciation Right may be paid in Class A Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs shall apply:

(i) Restrictions on Transfer. An Option or SAR shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant; *provided, however*, that the Board may, in its sole discretion, permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant's request. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, an Option or SAR may be transferred pursuant to a domestic relations order; *provided, however*, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Notwithstanding the foregoing, the Participant may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect Option exercises, designate a third party who, in the event of the death of the Participant, shall thereafter be entitled to exercise the Option or SAR and receive the Class A Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate shall be entitled to exercise the Option or SAR and receive the Class A Common Stock or other consideration resulting from such exercise.

(f) Vesting Generally. The total number of shares of Class A Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or

SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Class A Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause or upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the applicable Award Agreement), or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR shall terminate.

(h) Extension of Termination Date. If the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause or upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Class A Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR shall terminate on the earlier of (i) the expiration of a total period of three (3) months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant's Award Agreement, if the immediate sale of any Class A Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, then the Option or SAR shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Class A Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR (as applicable) shall terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant's Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Award Agreement), or (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant's death, the Option or SAR is not exercised within the time specified herein or in the Award Agreement (as applicable), the Option or SAR shall terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant's Award Agreement or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR shall terminate immediately upon such Participant's termination of Continuous Service, and the Participant shall be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable for any shares of Class A Common Stock until at least six months following the date of grant of the Option or SAR. Notwithstanding the foregoing, consistent with the provisions of the Worker Economic Opportunity Act, (i) in the event of the Participant's death or Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Award Agreement or in another applicable agreement or in accordance with the Company's then current employment policies and guidelines), any such vested Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Class A Common Stock may be (i) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (ii) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical; *provided, however*, that each Restricted Stock Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Class A Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant's Continuous Service. If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Class A Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Class A Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Class A Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical; *provided, however*, that each Restricted Stock Unit Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Class A Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Class A Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Class A Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Class A Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Class A Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Class A Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award that may vest or may be exercised contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee, in its sole discretion. The maximum number of shares covered by an Award that may be granted to any Participant in a calendar year attributable to Stock Awards described in this Section 6(c)(i) (whether the grant, vesting or exercise is contingent upon the attainment during a Performance Period of the

Performance Goals) shall not exceed three million five hundred thousand (3,500,000) shares of Class A Common Stock. The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Stock Award to be deferred to a specified date or event. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award that may be paid contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee, in its sole discretion. In any calendar year, the Committee may not grant a Performance Cash Award that has a maximum value that may be paid to any Participant in excess of one million dollars ($1,000,000). The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

(iii) Board Discretion. The Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period.

(iv) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as "performance-based compensation" thereunder, the Committee shall establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable Performance Period, or (b) the date on which twenty-five percent (25%) of the Performance Period has elapsed, and in either event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Class A Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, to the extent specified at the time of grant of an Award to "covered employees" within the meaning of Section 162(m) of the Code, the number of shares of Class A Common Stock, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, shall determine.

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Class A Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Class A Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Class A Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. Covenants of the Company.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Class A Common Stock reasonably required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Class A Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Class A Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Class A Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Class A Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant shall not be eligible for the grant of a Stock Award or the subsequent issuance of Class A Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify or Minimize Taxes. The Company shall have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

8. MISCELLANEOUS.

(a) Use of Proceeds from Sales of Class A Common Stock. Proceeds from the sale of shares of Class A Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Stock Awards. Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant.

(c) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Class A Common Stock subject to such Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms, if applicable, and (ii) the issuance of the Class A Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Stock Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Class A Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(f) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Class A Common Stock under any Stock Award, (i) to give written assurances satisfactory to the

Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Class A Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Class A Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Class A Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Class A Common Stock.

(g) Withholding Obligations. Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Class A Common Stock from the shares of Class A Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however,* that no shares of Class A Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(h) Electronic Delivery. Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(i) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Class A Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(j) Compliance with Section 409A. To the extent that the Board determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Class A Common Stock are publicly traded and a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount shall be made upon a "separation from service" before a date that is six (6) months following the date of such Participant's "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant's death.

9. ADJUSTMENTS UPON CHANGES IN STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 3(d) and 6(c)(i) , and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Class A Common Stock not subject to a forfeiture condition or the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Class A Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however*, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board shall take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Class A Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction;

(iv) arrange for the lapse of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; or

(vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

10. Termination or Suspension of the Plan.

(a) Plan Term. The Board may suspend or terminate the Plan at any time. Unless terminated sooner by the Board, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

11. Effective Date of Plan.

This Plan shall become effective on the Effective Date.

12. Choice of Law.

The laws of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. Definitions. As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) "***Affiliate***" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board shall have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b) "***Award***" means a Stock Award or a Performance Cash Award.

(c) "***Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) "***Board***" means the Board of Directors of the Company.

(e) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Class A Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards No. 123 (revised). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a Capitalization Adjustment.

(f) "***Cause***" shall have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term shall mean, with respect to a Participant, the occurrence of any of the following events that has a material negative impact on the business or reputation of the Company: (i) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (ii) such Participant's intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iii) such Participant's unauthorized use or disclosure of the Company's confidential information or trade secrets; or (iv) such Participant's gross misconduct. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause shall be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) "***Change in Control***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following:

(i) any Exchange Act Person (other than Larry Ellison, Michael Milken, Lowell Milken, or any combination of the foregoing) becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction.

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(h) "***Class A Common Stock***" means the Class A common stock of the Company.

(i) "***Code***" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(j) "***Committee***" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(k) "***Company***" means LeapFrog Enterprises, Inc., a Delaware corporation.

(l) "***Consultant***" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(m) "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service; *provided, however,* if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant's Continuous Service shall be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of (i) any leave of absence approved by the Board or Chief Executive Officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(n) "***Corporate Transaction***" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Class A Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(o) "***Covered Employee***" shall have the meaning provided in Section 162(m)(3) of the Code.

(p) "***Director***" means a member of the Board.

(q) "***Disability***" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and shall be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(r) "***Effective Date***" means the effective date of this Plan document, which is the date of the annual meeting of stockholders of the Company held in 2011, provided this Plan is approved by the Company's stockholders at such meeting.

(s) "***Employee***" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

(t) "***Entity***" means a corporation, partnership, limited liability company, or other entity.

(u) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) "***Exchange Act Person***" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

(w) "***Fair Market Value***" means, as of any date, the value of the Class A Common Stock determined as follows:

(i) If the Class A Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Class A Common Stock shall be the closing selling price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Class A Common Stock) on the date of determination or, if the day of determination is not a market trading day, the last market trading day prior to the day of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Class A Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Class A Common Stock, the Fair Market Value shall be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(x) "***Incentive Stock Option***" means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(y) "***Non-Employee Director***" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the

Securities Act ("*Regulation S-K*")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(z) "***Nonstatutory Stock Option***" means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(aa) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(bb) "***Option***" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Class A Common Stock granted pursuant to the Plan.

(cc) "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(dd) "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ee) "***Other Stock Award***" means an award based in whole or in part by reference to the Class A Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(ff) "***Other Stock Award Agreement***" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(gg) "***Outside Director***" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(hh) "***Own,***" "***Owned,***" "***Owner,***" "***Ownership***" A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ii) "***Participant***" means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(jj) "***Performance Cash Award***" means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(kk) "***Performance Criteria***" means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return;

(v) return on equity or average stockholder's equity; (vi) return on assets, investment, or capital employed; (vii) stock price; (viii) margin (including gross margin); (ix) income (before or after taxes); (x) operating income; (xi) operating income after taxes; (xii) pre-tax profit; (xiii) operating cash flow; (xiv) sales or revenue targets; (xv) increases in revenue or product revenue; (xvi) expenses and cost reduction goals; (xvii) improvement in or attainment of working capital levels; (xiii) economic value added (or an equivalent metric); (xix) market share; (xx) cash flow; (xxi) cash flow per share; (xxii) share price performance; (xxiii) debt reduction; (xxiv) implementation or completion of projects or processes; (xxv) customer satisfaction; (xxvi) stockholders' equity; (xxvii) capital expenditures; (xxiii) debt levels; (xxix) operating profit or net operating profit; (xxx) workforce diversity; (xxxi) growth of net income or operating income; (xxxii) billings; and (xxxiii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

(ll) "***Performance Goals***" means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board may make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; and (9) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

(mm) "***Performance Period***" means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(nn) "***Performance Stock Award***" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(oo) "***Plan***" means this LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan.

(pp) "***Restricted Stock Award***" means an award of shares of Class A Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(qq) "***Restricted Stock Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(rr) "***Restricted Stock Unit Award***" means a right to receive shares of Class A Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(ss) "*Restricted Stock Unit Award Agreement*" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(tt) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(uu) "*Securities Act*" means the Securities Act of 1933, as amended.

(vv) "*Stock Appreciation Right*" or "*SAR*" means a right to receive the appreciation on Class A Common Stock that is granted pursuant to the terms and conditions of Section 5.

(ww) "*Stock Appreciation Right Agreement*" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(xx) "*Stock Award*" means any right to receive Class A Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(yy) "*Stock Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(zz) "*Subsidiary*" means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(aaa) "*Ten Percent Stockholder*" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

STOCK PRICE PERFORMANCE GRAPH(1)

The following graph shows the total stockholder return on an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index for the period beginning on December 30, 2005 through December 31, 2010 (based on the closing prices of LeapFrog's Class A common stock as reported on the New York Stock Exchange). The stockholder return shown on the graph below is not necessarily indicative of future performance and we do not make or endorse any predictions as to future stockholder returns.

LF vs. Indices



$140
$120
$100
$80
$60
$40
$20
$0
Indexed Price Performance
12/30/2005
3/31/2006
6/30/2006
9/29/2006
12/29/2006
3/30/2007
6/29/2007
9/28/2007
12/28/2007
3/28/2008
6/27/2008
9/26/2008
12/26/2008
3/27/2009
6/26/2009
9/25/2009
12/25/2009
3/26/2010
6/25/2010
9/24/2010
12/31/2010
Leapfrog
S&P 500
S&P Consumer Discretionary

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(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

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BOARD OF DIRECTORS

William B. Chiasson
Chairman
LeapFrog Enterprises, Inc.

Thomas J. Kalinske
Vice Chairman
LeapFrog Enterprises, Inc.

John Barbour
Chief Executive Officer
LeapFrog Enterprises, Inc.

Paul T. Marinelli
Vice President
Lawrence Investments, LLC

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee, Jr.
Retired EVP and Chief Financial and Administrative Officer
Electronic Arts Inc.

Dr. David C. Nagel
Former Chief Executive Officer
PalmSource, Inc.

Philip B. Simon
President
Lawrence Investments, LLC

Caden Wang
Retired EVP and
Chief Financial Officer
LVMH Selective Retailing Group

CORPORATE OFFICERS

John Barbour
Chief Executive Officer

Michael J. Dodd
President and
Chief Operating Officer

William K. Campbell
President, Americas Sales

Mark A. Etnyre
Chief Financial Officer

Robert L. Lattuga
Vice President and
General Counsel

Sarah A. Mason
Vice President, Corporate
Controller and Principal
Accounting Officer

INDEPENDENT AUDITORS

Ernst & Young LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR FOR CLASS A COMMON STOCK

Continental Stock Transfer & Trust
New York, New York
(212) 509-4000

ANNUAL MEETING

The 2011 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific Daylight Time on Thursday, June 2, 2011, at the company's headquarters in Emeryville, California.

INVESTOR RELATIONS

LeapFrog welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's most recent SEC filings and other corporate information, please visit our investor relations website at www.leapfroginvestor.com. You can also contact our investor relations department by sending email to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog, 6401 Hollis Street, Emeryville, California 94608.






LeapFrog

LeapFrog Enterprises, Inc.
6401 Hollis Street • Emeryville, CA 94608
510.420.5000 • leapfrog.com